

Annual Report

2025

NEWLAKE.COM

FOUNDED IN 2019

NewLake is a leading provider of real estate capital
to U.S. state-licensed cannabis operators.

April 23, 2026

Dear Fellow NewLake Capital Shareholders,

As we reflect on 2025, I am proud to report that NewLake Capital Partners once again delivered resilient financial performance in a year defined by persistent headwinds across the cannabis industry. Despite continued capital scarcity, uneven operator execution, and an uncertain federal policy landscape, our team remained disciplined, our balance sheet strengthened, and our strategy proved its durability.

For the full year ended December 31, 2025, we generated total revenue of $51.1 million, a 1.9% increase over 2024, and Adjusted Funds from Operations ("AFFO") of $43.8 million, or $2.09 per share, both slightly ahead of the prior year despite tenant vacancies that created meaningful headwinds. Notably, our full-year results exceeded 2024 levels at a time when several peers reported year-over-year declines in both revenue and AFFO. We declared an aggregate 2025 dividend of $1.72 per share, representing an 82% AFFO payout ratio. Since our IPO in 2021, we have now returned $6.86 per share in cumulative dividends to shareholders, a track record we are proud of and deeply committed to sustaining.

Our balance sheet has never been stronger. We ended 2025 with $433 million in gross real estate assets, only $7.6 million in outstanding debt, and total liquidity of $106.3 million, including $23.9 million in cash and $82.4 million of untapped capacity under our revolving credit facility. Our leverage ratio stands at a remarkable 1.6% of gross assets, with a debt service coverage ratio of approximately 78 times. We have no debt maturities until May 2027 and, uniquely, we have more cash than debt. To my knowledge, this is the lowest leverage profile of any publicly traded REIT. This financial fortress is not a coincidence; it is the product of intentional, long-term thinking designed to protect your capital and position us to act when compelling opportunities arise.

Portfolio Performance and Tenant Activity

As of December 31, 2025, NewLake owns a portfolio of 34 properties comprised of 15 cultivation facilities and 19 dispensaries, primarily leased to single tenants on a triple-net basis across limited-license states. Our top three tenants include Curaleaf, Trulieve, and Cresco who together represent more than 50% of our annualized base rent, and each reported strong 2025 results, including positive operating cash flow. Curaleaf generated $1.3 billion in net revenue, achieved a 50% adjusted gross margin, and produced $90 million of free cash flow. Trulieve continued to demonstrate industry-leading profitability, with 60% gross margins and $230 million of free cash flow. Cresco improved sequential gross margins to 52%, extended debt maturities to 2030, and generated over $70 million in operating cash flow. The health of these anchor relationships provides a meaningful foundation of stability and speaks directly to the quality of our underwriting.

The revenue growth we achieved in 2025 was driven by income from our Ohio dispensary acquisitions, a full year of rent from properties acquired in 2024, funded improvement allowances, and contractual rent escalators that consistently grow our top line each year. These tailwinds were partially offset by vacancies at two properties previously leased to AYR Wellness and one previously leased to Revolutionary Clinics. We continue to advance re-tenanting efforts across all three vacant sites. We are encouraged by a modest pickup in operator interest, particularly in Massachusetts where structural changes to the state regulatory framework, including an increase in the dispensary ownership cap, have attracted renewed attention. We will update shareholders as developments become concrete. As I have said before, we will only announce actual lease activity, not letters of intent.

Investment Activity

During 2025, we executed several targeted transactions that reflect our disciplined, selective approach to capital deployment. We closed two smaller acquisitions with existing tenant Cresco acquiring two dispensaries in Ohio for approximately $0.8 million and committing an additional $1.1 million for property improvements. We also completed a like-kind exchange, transferring our dispensary in Mokena, Illinois for a dispensary in Brookville, Pennsylvania. Each of these transactions was executed with existing, known tenants, an approach that reduces underwriting risk and deepens our partnerships with operators we already understand well. Additionally, we worked collaboratively with C3 Industries to optimize property performance and reduce long-term risk in the portfolio. The measured pace of our origination activity is entirely intentional: in the current environment, patience is a competitive advantage.

Federal Policy: A Pivotal Moment for the Industry

The most significant policy development of 2025 was President Trump's executive order directing the Attorney General to accelerate the rescheduling of cannabis from Schedule I to Schedule III. This is an important and constructive federal signal, but one that now requires decisive follow-through from the Department of Justice. We remain appropriately cautious until a final rule is published. Rescheduling is critical for two foundational reasons: it would eliminate the burdensome Section 280E tax obligation that severely penalizes cannabis operators, and it would pave the way for additional reforms, including the CLIMB Act or the SAFER Banking Act, that could restore conventional capital access to an industry that has long operated in a financing vacuum. When these changes occur, the credit quality of our tenants will improve meaningfully, and the opportunity set for NewLake will expand.

A second important federal development occurred shortly after our third-quarter earnings call, when the President signed a continuing resolution that closed the long-standing hemp loophole from the 2018 Farm Bill. This loophole had enabled a nationwide, largely unregulated market for intoxicating hemp-derived THC products that, in our view, siphoned meaningful revenue from the state-licensed operators that form our tenant base. If fully implemented as scheduled on November 12, 2026, the ban on hemp-derived THC could help stabilize pricing and support operator revenue growth in the second half of 2026 and into 2027. Together with rescheduling, this reform has the potential to materially improve industry fundamentals. That said, we are not adjusting our underwriting or capital allocation based on anticipated policy outcomes. We are managing the portfolio we have today, for the environment that exists today.

At the state level, the dialogue continues to expand. Pennsylvania Governor Josh Shapiro has again proposed adult-use legalization, Virginia appears to be on the precipice of an Adult Use marketplace, and structural regulatory changes in Massachusetts are generating renewed operator interest in that market. These developments reinforce our conviction that limited-license states with disciplined regulatory frameworks remain the right geography for our portfolio.

Looking Ahead to 2026

We enter 2026 with what we believe is the strongest balance sheet in our sector: more cash than debt, strong liquidity, and a portfolio anchored by some of the top tier cannabis operators in the country. We are building a company designed to endure the current period of uncertainty and to capitalize aggressively when reforms ultimately materialize. The opportunity set that awaits a well-capitalized, disciplined cannabis REIT on the other side of federal reform is meaningful, and NewLake is uniquely positioned to capture it. That said, we expect the cannabis industry to continue to face meaningful headwinds in 2026 as capital remains scarce, 280E continues to burden operators and federal reform, while encouraging, has yet to be finalized. We will continue to manage our portfolio with the same disciplined risk-aware approach that has defined NewLake since our founding.

In closing, I want to sincerely thank our team, whose focus, discipline, and integrity in a difficult operating environment is extraordinary, our Board of Directors for their guidance, and you, our shareholders, for your continued confidence. I remain deeply proud of what NewLake has built since our founding in 2019 and our IPO in 2021, and I am genuinely optimistic about the path ahead. We have earned the right to be patient, and we will be thoughtful stewards of your capital as this industry moves through one of the most consequential regulatory transitions in its history.

Thank you for your continued support.

Sincerely,

Anthony Coniglio
President, Chief Executive Officer and Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_________to_________

Commission file number **000-56327**

NewLake Capital Partners, Inc.
(Exact name of registrant as specified in its charter)

Maryland	**83-4400045**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
50 Locust Ave, First Floor, New Canaan CT 06840	**203-594-1402**
(Address of principal executive offices)	(Registrant's Telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Securities registered pursuant to section 12(g) of the Act:

Common Stock, par value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☒ Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant was approximately $233,959,142 as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter.

The number of shares of the registrant's common stock outstanding on March 4, 2026 was 20,576,836.

Documents Incorporated by Reference

Portions of the registrant's Definitive Proxy Statement for the 2026 Annual Meeting of Shareholders (to be filed with the Securities and Exchange Commission no later than 120 days after the end of the registrant's fiscal year end) are incorporated by reference in this Annual Report on Form 10-K in response to Part II, Item 5 and Part III, Items 10, 11, 12, 13 and 14.

NewLake Capital Partners, Inc.

FORM 10-K

DECEMBER 31, 2025

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this Annual Report on Form 10-K that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In particular, statements pertaining to our capital resources, property performance, leasing rental rates, future dividends and results of operations contain forward-looking statements. Likewise, all of our statements regarding anticipated growth in our funds from operations, adjusted funds from operations, anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as "believe," "continue," "could," "expect," "may," "will," "should," "would," "seek," "approximately," "intend," "plan," "pro forma," "estimates," "forecast," "project," or "anticipate" or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties, and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

- actions and initiatives of the U.S. or state governments and changes to government policies and the execution and impact of these actions, initiatives and policies, including the fact that cannabis remains illegal under federal law;

- reduced liquidity of our common stock resulting from limited availability of clearing firms that will settle our securities and settle our securities in secondary offerings;

- general economic conditions;

- adverse economic or real estate developments, either nationally or in the markets in which our properties are located;

- other factors affecting the real estate industry generally;

- increase in interest rates and operating costs;

- the impact of inflation;

- financial market fluctuations;

- the competitive environment in which we operate;

- the estimated growth in and evolving market dynamics of the regulated cannabis market;

- adverse economic effects on the cannabis market;

- the expected medical-use or adult-use cannabis legalization in certain states;

- shifts in public opinion regarding regulated cannabis;

- the additional risks that may be associated with certain of our tenants cultivating adult-use cannabis in our cultivation facilities;

- the risks associated with the development of cultivation centers and dispensaries;

- our ability to successfully identify opportunities in target markets;

- the lack of tenant security deposits will impact our ability to recover rents should our tenants default under their respective lease agreement;

- our status as an emerging growth company and a smaller reporting company;

- our lack of an extensive operating history;

- the concentration of our tenants in certain geographical areas;

- our failure to generate sufficient cash flows to service any outstanding indebtedness;

- rates of defaults on, early terminations of, or non-renewal of leases by tenants, including significant tenants;

- our failure to acquire the properties in our identified pipeline successfully, on the anticipated timeline or at the anticipated costs;

- our failure to properly assess employment growth or other trends in target markets and other markets in which we seek to invest;

- lack or insufficient amounts of insurance;

- bankruptcy or insolvency of a significant tenant or a substantial number of smaller tenants;

- our access to certain financial resources, including banks and other financial institutions;

- our failure to successfully operate acquired properties;

- our ability to operate successfully as a public company;

- our dependence on key personnel and ability to identify, hire and retain qualified personnel in the future;

- conflicts of interests with our officers and/or directors stemming from their fiduciary duties to other entities, including our operating partnership;

- our failure to obtain necessary outside financing on favorable terms or at all;

- general volatility of the market price of our common stock;

- changes in generally accepted accounting principles ("GAAP");

- environmental uncertainties and risks related to adverse weather conditions and natural disasters;

- our failure to maintain our qualification as a REIT for federal income tax purposes; and

- changes in governmental regulations or interpretations thereof, such as real estate and zoning laws and increases in real property tax rates and taxation of REITs.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this Annual Report on Form 10-K, except as required by applicable law. You should not place undue reliance on any forward-looking statements that are based on information currently available to us or the third parties making the forward-looking statements.

PART I

ITEM 1. BUSINESS

General

NewLake Capital Partners, Inc., (the "Company" "we," "our," "us,"), a Maryland corporation, was formed on April 9, 2019 under the Maryland General Corporation Law, as GreenAcreage Real Estate Corp. ("GARE") and subsequently changed our name to NewLake Capital Partners, Inc. We are an internally managed real estate investment trust ("REIT") focused on providing real estate capital to state-licensed cannabis operators through sale-leaseback transactions, third-party purchases and funding for build-to-suit projects. We elected to be taxed as a REIT beginning with our short taxable year ended December 31, 2019 and intend to continue to operate our business so as to continue to qualify as a REIT.

Our properties are leased to single tenants on a long-term, triple-net basis, which obligates the tenant to be responsible for the ongoing expenses of a property, in addition to its rent obligations. Our tenants operate in the fast-growing cannabis industry. We supply necessary real estate capital primarily to companies that cultivate, produce and/or dispense cannabis. We believe we fill a need in an underserved market that has been created by, among other factors, the misalignment of federal and state legislation regarding cannabis. Moreover, we believe the banking industry's general reluctance to finance owners of cannabis-related facilities, coupled with the owners' need for capital to fund the growth of their operations, should result in significant opportunities for us to acquire cultivation properties and dispensaries that provide stable and increasing rental revenue along with the potential for long-term appreciation in value.

As of December 31, 2025, we owned a geographically diversified portfolio consisting of 34 properties across 12 states with 11 tenants, comprised of 19 dispensaries and 15 cultivation facilities. Our leases include a parent or other affiliate guarantee.

Our Investment Strategy

According to BDSA, U.S. legal cannabis sales totaled approximately $31.4 billion in 2024. BDSA's October 2025 forecast indicates that U.S. regulated cannabis sales for 2025 are expected to total approximately $31.5 billion, consisting of $23.9 billion in adult-use sales and $7.6 billion in medical cannabis sales. As the regulated state-legal cannabis industry continues to grow, we believe it presents opportunities to invest in revenue-centric cultivation and dispensary real estate, which is mission-critical to the industry. This growth is expected to drive demand for real estate capital due to the industry's real-estate-intensive nature and the limited availability of traditional financing for operators, creating a market opportunity for us. Furthermore, we anticipate that acquisition opportunities should increase as more states legalize medical-use and adult-use cannabis and license new retail dispensaries and cultivation operations.

The federal status of cannabis has significantly limited state-licensed industry participants' access to the U.S. banking system and traditional financing sources. Due to this lack of access, our sale-leaseback transactions provide an attractive financing solution to state-licensed medical-use and adult-use cannabis retailers and cultivators. While future changes in federal and state laws may eventually open up new financing options, we believe these changes will take time, and our sale-leaseback solutions will remain appealing to industry participants.

We capitalize on this market opportunity by purchasing medical-use and adult-use retail cannabis dispensaries and cultivation facilities in states that permit such activities. We aim to provide long-term, single-tenant, triple-net sale-leaseback and build-to-suit transactions, including property acquisitions and capital for tenant development and expansion.

Our target markets are states and municipalities where licensed cannabis properties are in high demand and connected to the operating license. States with licensing limitations and rigorous requirements present more attractive investment opportunities due to better-capitalized operators and more valuable properties for remarketing. Additionally, states with relaxed regulatory environments but strict municipal laws may offer similar opportunities.

Since transporting cannabis across state lines remains illegal, each state has its own supply and demand dynamics driven by its cannabis laws and regulations. We prioritize states with favorable dynamics for tenant credit risk, focusing on population, licensing limits, approved medical conditions, and the number of licenses. Limited-license jurisdictions typically have more restrictions, creating a natural barrier to entry and a more favorable operating environment for our lessees, reducing their credit risk compared to operators in states with unlimited licenses.

Our Properties

We believe that our focus on cannabis properties in limited-license jurisdictions, where the property is an integral part of the license application process and moving the licensee's operations from one location to another would require regulatory or other approvals, provides the opportunity to capture rental income on properties with above-market property level cash flows and greater re-leasing probability as these properties are generally in high demand. Generally, a tenant's ability to meet rental obligations is strongly correlated to the tenant's revenues derived from the property. In our experience, cannabis operations in limited-license jurisdictions generally have less competition and produce a higher revenue per square foot than unlimited-license cannabis jurisdictions, as well as traditional industrial and retail businesses. We believe that our portfolio has a property rent coverage (generally, the ability of the tenant to generate income sufficient to satisfy its rent and other financial obligations) that is significantly greater than the average for the overall commercial real estate industry.

The table below summarizes our portfolio by property type for the year ended December 31, 2025:

Property Type	Number of Properties	Rentable Square Feet	Rental Income[1]	Percentage of Total Rental Income
Cultivation	15	1,600,295	$45,670,877	91.8 %
Dispensary	19	96,911	4,069,077	8.2 %
Total	34	1,697,206	$49,739,954	100.0 %

(1) Rental income comprises rental income received from our tenants and $203 thousand in fees, which are included in the rental income amount presented in the table but classified as "Fees and Reimbursables" in the Statement of Operations. Rental income also includes escrow and security deposits applied during the year ended December 31, 2025.

Competition

The current market for properties that meet our investment objectives remains limited due to the specialized nature of real estate permitted for state-licensed cannabis operations and the credit profile of many operators. Although certain operators have experienced incremental improvements in access to financing, the industry overall remains capital constrained, and the field of specialized real estate capital providers has not materially expanded. Any sustained expansion in operator financing alternatives could increase competition for suitable assets and compress risk-adjusted returns.

We face significant competition from a diverse mix of market participants, including but not limited to, other companies with similar business models, companies involved in the sale of hemp-derived products, independent investors, hedge funds and other real estate investors, hard money lenders, and cannabis operators themselves, all of whom may compete with us in our efforts to acquire real estate zoned for regulated cannabis facilities. In some instances, we compete to acquire real estate with parties who have no involvement in the cannabis industry and have identified value in the real estate location that we may also seek to acquire. We face competition from established companies in this industry and local real estate investors, particularly for smaller retail assets. We have also observed competition from certain debt funds that have entered the market. We believe that most cannabis cultivation facilities require capital in excess of $20.0 million, which may provide a barrier to entry for smaller potential competitors.

These competitors may prevent us from acquiring desirable properties, may increase the price we must pay for properties or may reduce the yield on the properties we acquire. Our competitors may have greater financial or operational resources and may be willing to pay higher prices for certain assets or may accept levels of risk that we do not believe are prudent. Larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to those we employ, which would decrease our competitive advantage in offering flexible transaction terms.

Although capital availability for regulated cannabis operators remains constrained overall, certain operators have experienced incremental improvements in access to financing, including selective refinancings, expanded use of asset-based lending structures, and greater availability of compliant payment and processing solutions. Any continued expansion in operator financing alternatives could increase competition for suitable investment properties and contribute to higher acquisition prices or less favorable lease economics. In addition, increased clarity in state or federal laws and regulations governing regulated cannabis, or changes in federal regulations pertaining to cannabis, could lead to a greater number of entities and a larger pool of capital competing for qualifying properties, and could provide competitors and regulated cannabis operators with increased access to the U.S. capital markets, including national securities exchanges. We compete for the acquisition of properties primarily on purchase price and lease terms. If we pay higher prices for properties or offer lease terms that are less favorable to us, our profitability may decrease and investors may experience a lower return on our common stock. Increased competition for properties may also preclude us from acquiring properties that would generate attractive returns for us.

Risk Management

We are focused on building and maintaining a diversified portfolio across tenants, geographic markets and license types, including dispensaries and cultivation facilities. In executing rigorous asset-level and tenant due diligence, we draw upon the experience of our management team, our investment committee and third-party specialists to underwrite, evaluate and diligence potential investment opportunities. As part of our process, we may obtain third-party property condition assessments, environmental reviews and other customary diligence materials.

Our underwriting criteria primarily focus on the following:(i) the quality of the tenant, the performance and characteristics of the property, including earnings before interest, income taxes, depreciation, amortization and rent ("EBITDAR"), and the tenant's historical record of meeting obligations;(ii) the financial stability of the tenant and any guarantor, including their capacity to meet obligations related to rent, insurance and taxes; and (iii) the ability of the tenant to withstand changing market conditions and operate effectively in an evolving industry landscape.

We actively manage our portfolio to mitigate risk. We maintain ongoing engagement with our tenants and with broader industry participants to understand operating conditions and to continually reassess the risk profile of our investments and strategy. From time to time, we work with tenants to identify opportunities to reposition assets in order to optimize long-term value for our shareholders. If a tenant default occurs, our team works diligently with the tenant to identify a path to cure the default and, where appropriate, may seek to re-tenant the property with a higher-quality operator.

We evaluate the credit quality of our tenants and any guarantors on an ongoing basis. In addition, we monitor the payment history of all tenants and, in certain instances, conduct site visits and meet with tenants to review their operations. We generally receive and review financial information from our tenants as part of our ongoing evaluation. For additional risks associated with our tenants, refer to "Risks Related to Our Business" under Item 1A, "Risk Factors."

Our Financing Strategy

We intend to meet our long-term liquidity needs through cash flows from operations, the issuance of equity and debt securities, including common stock, preferred stock and long-term notes, credit facilities and asset level financing from financial institutions. Where possible, we also may issue limited partnership interests in NLCP Operating Partnership, our operating partnership ("LPI Units") to acquire properties from existing owners seeking a tax-deferred transaction. We may issue equity and debt securities at times when we believe that our stock price or cost of debt capital, respectively, is at a level that allows for the reinvestment of offering proceeds in property acquisitions that we expect to be accretive. We may also issue common stock to permanently finance properties that were initially financed through debt securities. However, we cannot assure you that we will be able to access the capital markets when needed or on terms that are acceptable to us. Our investment guidelines provide that our aggregate borrowings (secured and unsecured) will not exceed 50% of the cost of our tangible assets at the time of any new borrowing, subject to our board of directors' discretion.

United States Federal and State Regulatory Update

As of December 31, 2025, 46 U.S. states have approved a medical or limited medical cannabis program, and 24 states plus the District of Columbia have legalized cannabis for both medical and adult-use, which was unchanged from the prior year. All considered, approximately 92% of the U.S. population resides in a market where some form of medical cannabis is legal.

Despite the legal, regulatory, and political obstacles the cannabis industry faces, it continued to grow. We believe that federal policy will continue to evolve; however, the timing, scope and outcome of any federal action remain uncertain. Any future changes could affect industry operating conditions, taxation and access to capital, but there can be no assurance as to if or when such changes will occur.

Rescheduling of Cannabis

The following summarizes the status of federal administrative actions related to the potential rescheduling of cannabis under the Controlled Substances Act as of December 31, 2025, and describes potential implications for our industry. On May 21, 2024, the Department of Justice published a Notice of Proposed Rulemaking in the Federal Register to transfer cannabis from Schedule I to Schedule III, based on an August 2023 recommendation from the Department of Health and Human Services. The public comment period closed on July 22, 2024, and the DEA Administrator subsequently granted a hearing and appointed an Administrative Law Judge; a notice of hearing was later published.

Subsequently, certain procedural objections were raised, and aspects of the administrative proceedings were stayed pending internal agency review. As of December 31, 2025, no final hearing schedule had been published and marijuana remained a Schedule I controlled substance. On December 18, 2025, the President issued Executive Order 14370, "Increasing Medical Marijuana and Cannabidiol Research," directing the Attorney General to prioritize completion of the rescheduling rulemaking process. The Executive Order does not change the scheduling status of cannabis and does not predetermine the outcome of the administrative proceeding. Any final DEA action remains subject to applicable administrative procedures and potential judicial review. Accordingly, the timing, scope and outcome of any rescheduling remain uncertain.

If cannabis were ultimately rescheduled to Schedule III, we believe such reclassification would likely affect the application of Section 280E of the Internal Revenue Code to state-legal cannabis operators, potentially reducing their effective tax rates on a prospective basis. Any change in the application of Section 280E would depend on subsequent IRS interpretation and implementation. Rescheduling could also facilitate medical research by easing certain federal restrictions. Rescheduling would not legalize cannabis at the federal level or displace state law, and cannabis would remain subject to regulation by federal agencies. Moving cannabis to Schedule III would not absolve parties from potential criminal liability under the Controlled Substances Act for failure to comply with applicable Schedule III requirements.

The Secure and Fair Enforcement Act (SAFE) / Secure and Fair Enforcement Regulation (SAFER) Banking Act

The SAFE Banking Act is intended to provide a federal safe harbor for depository institutions, insurers and other financial intermediaries that provide services to state-authorized cannabis businesses. In September 2023, the Senate Committee on Banking, Housing, and Urban Affairs advanced an updated version, the Secure And Fair Enforcement Regulation ("SAFER") Banking Act (S. 2860), by a bipartisan vote of 14–9. The bill was reported from committee but did not receive a Senate floor vote in the 118th Congress.

Legislative interest persisted in 2025. A bipartisan coalition of state attorneys general publicly urged Congress to enact the SAFER Banking Act to address public-safety and regulatory concerns associated with cash-intensive cannabis operations, and trade and industry reporting continued to track potential reintroduction; however, as of December 31, 2025, no federal banking safe harbor had been enacted and cannabis businesses remained without comprehensive federal banking protections.

Accordingly, while proposals to normalize banking relationships for state-authorized cannabis businesses continue to be considered, the timing, terms and likelihood of any federal legislation remain uncertain.

Marijuana Opportunity Reinvestment and Expungement (MORE) Act.

Marijuana Opportunity Reinvestment and Expungement ("MORE") Act. The MORE Act was reintroduced in the House on August 29, 2025, as H.R. 5068 (119th Congress) and, as of December 31, 2025, had not been enacted into law. If enacted, it would decriminalize and deschedule cannabis at the federal level and provide for related criminal-justice reforms and access to certain federal programs.

Other Regulatory and Legal Developments

Several federal cannabis proposals were introduced or discussed during 2025, but none were enacted.

Litigation concerning firearms possession by individuals who use cannabis continued. In United States v. Daniels, the United States Court of Appeals for the Fifth Circuit held that 18 U.S.C. § 922(g)(3) was unconstitutional as applied to a habitual marijuana user, and the United States has petitioned the Supreme Court for review. Other courts reached different outcomes or revived challenges, resulting in a non-uniform judicial landscape.

The U.S. Supreme Court heard oral argument on March 2, 2026, in *United States v. Hemani*, a case involving the federal prohibition on firearm possession by individuals who use cannabis, which remains a Schedule I substance under federal law despite state-level legalization. The case concerns whether the application of federal firearms restrictions to cannabis users is permissible under existing statutes and constitutional standards, and its outcome may clarify the interplay between federal drug laws and Second Amendment rights.

Separately, industry plaintiffs challenged federal enforcement authority over intrastate, state-regulated cannabis activity in *Canna Provisions v. Garland*. The district court dismissed the case in July 2024, the First Circuit appeal remained pending through 2025, and on December 15, 2025, the Supreme Court declined to review a related petition, leaving existing federal law unchanged.

Laws Applicable to the Medical-use and Adult-use Cannabis Industry

In states that have legalized medical or adult-use cannabis, operators generally need one or more licenses for growing, processing, and dispensing cannabis in accordance with state requirements. State and local governments also impose various regulations on these activities, and program rules are frequently updated and vary widely across jurisdictions. In 2025, several states adopted or expanded restrictions on the sale of hemp-derived intoxicating cannabinoids, including Delta-8-THC and similar compounds, outside of state-regulated cannabis channels. These actions reflect ongoing efforts by states to address unregulated intoxicating hemp products and illustrate the evolving regulatory environment that cannabis operators must navigate. Consequently, laws and regulations address, among other matters, permitted cannabis products, practitioner participation, qualifying medical conditions, product testing, enforcement practices, taxation, local opt-out provisions, and licensing processes.

In November 2025, as part of the continuing resolution that reopened the federal government, Congress closed the 'hemp loophole' by narrowing the federal definition of hemp to restrict intoxicating hemp-derived cannabinoids (e.g., Delta-8-THC, Delta-10-THC, THCA) sold outside state-regulated channels. Enforcement is scheduled to begin November 12, 2026. Industry stakeholders are pursuing either an extension of the implementation date or a federal regulatory framework for certain hemp-derived THC products. These developments are relevant to state-legal cannabis operators because intoxicating hemp products have acted as direct substitutes in some markets, affecting demand for licensed cannabis.

If tenants default under their leases, finding replacement tenants that can legally engage in cannabis cultivation, processing, or dispensing may be difficult. There is no guarantee that state laws will not be repealed, amended, or overturned, or that local authorities will not limit the applicability of state laws. Until Congress amends or repeals the Controlled Substances Act with respect to cannabis and the President approves such action, federal authorities may enforce current federal law. While, as noted above, the President has directed the Attorney General to prioritize completion of the rescheduling rulemaking process, the federal legal status of cannabis did not change during the period, and any rescheduling remains subject to formal administrative procedures. As of December 31, 2025, cannabis remained in Schedule I, and the proposed rule to transfer cannabis to Schedule III had not been finalized.

Financial Services for Cannabis Industry

The federal status of cannabis has significantly limited state-licensed industry participants' ability to fully access the U.S. banking system and traditional financing sources. These restrictions, combined with the high costs of maintaining licensed and stringently regulated cannabis facilities, substantially increase production costs. Although legislative proposals to create a banking safe harbor have been considered, our sale-leaseback and other real estate solutions continue to be attractive capital options for regulated state operators. In addition, some regional banks and credit unions continued to fill this gap, offering services such as business checking accounts, cash depository, merchant services, and loans. As of December 31, 2025, however, Congress had not enacted federal cannabis banking reform and no comprehensive safe harbor existed.

In addition, for our tenants that are publicly-traded companies, securities clearing firms may refuse to accept deposits of securities of those tenants, which may negatively impact the trading and valuations of such tenants and have a material adverse impact on our tenants' ability to finance their operations and growth through the capital markets. Practices vary by firm and may change over time.

Changes in federal posture may also affect insurance underwriting for cannabis-related risks, potentially increasing premiums or exclusions applicable to our properties or tenants. The increased uncertainty surrounding financial transactions related to cannabis activities may also result in financial institutions discontinuing services to the cannabis industry. While there has been incremental expansion of payments infrastructure and non-bank solutions, such developments do not eliminate federal legal risk or assure continued availability of services. See "Risk Factors - Risks Related to Regulation."

Agricultural Regulation

The medical-use and adult-use cannabis properties that we own and are used primarily for cultivation and production of medical-use and adult-use cannabis are subject to the laws, ordinances and regulations of state, local and federal governments, including laws, ordinances and regulations involving land use and usage, water rights, treatment methods, disturbances, the environment, and eminent domain.

Each governmental jurisdiction has its own distinct laws, ordinances and regulations governing the use of agricultural lands and water. Many such laws, ordinances and regulations seek to regulate water usage and water run off because water can be in limited supply, including in certain locations where our properties are located. In addition, runoff from rain or from irrigation is governed by laws, ordinances and regulations from state, local and federal governments. Additionally, if any of the water used on or running off from our properties flows to any rivers, streams, ponds, the ocean or other waters, there may be specific laws, ordinances and regulations governing the amount of pollutants, including sediments, nutrients and pesticides, that such water may contain.

We believe that our existing properties have, and other properties that we acquire in the future will have, sources of water, including wells and/or surface water that provide sufficient amounts of water necessary for the current operations at each location. However, should the need arise for additional water from wells and/or surface water sources, we may be required to obtain additional permits or approvals or to make other required notices prior to developing or using such water sources. Permits for drilling water wells or withdrawing surface water may be required by federal, state and local governmental entities pursuant to laws, ordinances, regulations or other requirements, and such permits may be difficult to obtain due to drought, the limited supply of available water within the districts of the states in which our properties are located or other reasons.

In addition to the regulation of water usage and water runoff, state, local and federal governments also seek to regulate the type, quantity and method of use of chemicals and materials for growing crops, including fertilizers, pesticides and nutrient rich materials. Such regulations could include restricting or preventing the use of such chemicals and materials near residential housing or near water sources. Further, some regulations have strictly forbidden or significantly limited the use of certain chemicals and materials. Licenses, permits and approvals must be obtained from governmental authorities requiring such licenses, permits and approvals before chemicals and materials can be used at grow facilities. Reports on the usage of such chemicals and materials must be submitted pursuant to applicable laws, ordinances, and regulations and the terms of the specific licenses, permits and approvals. Failure to comply with laws, ordinances and regulations, to obtain required licenses, permits and approvals or to comply with the terms of such licenses, permits and approvals could result in fines, penalties and/or imprisonment.

Because properties we own may be used for growing medical-use and adult-use cannabis, there may be other additional land use and zoning regulations at the state or local level that affect our properties that may not apply to other types of agricultural uses. For example, certain states in which our properties are located require stringent security systems at grow facilities and require stringent procedures for disposal of waste materials.

As an owner of cultivation facilities, we may be liable or responsible for the actions or inactions of our tenants with respect to these laws, regulations and ordinances. Lease provisions, indemnities and insurance may mitigate, but not eliminate, this potential exposure.

Environmental Matters

Our properties and the operations are subject to federal, state and local environmental laws, ordinances and regulations, including laws relating to water, air, solid wastes and hazardous substances. They are also subject to federal, state and local laws, ordinances, regulations and requirements related to the federal Occupational Safety and Health Act, as well as comparable state statutes relating to the health and safety of our employees and others working on our properties. Although we believe that we and our tenants are in material compliance with these requirements, there can be no assurance that we will not incur significant costs, civil or criminal penalties or liabilities, including those relating to claims for damages to persons, property or the environment resulting from operations at our properties. Furthermore, many of our properties have been repurposed for regulated cannabis operations, and historically were utilized for other purposes, including heavy industrial uses, which expose us to additional risks associated with historical releases of substances at the properties. We conduct customary environmental diligence at acquisition, which may include Phase I environmental site assessments and, possibly Phase II investigations, if warranted. We also seek to allocate environmental responsibilities to tenants through lease provisions, indemnities and insurance; however, such measures may not eliminate all potential exposure. Future changes in laws, regulations or enforcement priorities, discovery of previously unknown conditions, or tenant noncompliance could require investigation, remediation or other response actions and could result in increased costs or liabilities.

Real Estate Industry Regulation

Generally, the ownership and operation of real properties are subject to various laws, ordinances and regulations, including regulations relating to zoning, land use, water rights, wastewater, storm water runoff and lien sale rights and procedures. These laws, ordinances or regulations, such as the Comprehensive Environmental Response and Compensation Liability Act and its state analogs, or any changes to any such laws, ordinances or regulations, could result in or increase the potential liability for environmental conditions or circumstances existing, or created by tenants or others, on our properties. Laws related to upkeep, safety and taxation requirements may result in significant unanticipated expenditures, loss of our properties or other impairments to operations, any of which would adversely affect our cash flows from operating activities.

REIT Qualification

We elected to be taxed as a REIT under Section 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with our taxable year ended December 31, 2019. We generally will not be subject to corporate U.S. federal corporate income tax to the extent that we make qualifying distributions to stockholders, and provided that we satisfy, the REIT requirements, including certain asset, income, distribution and stock ownership tests. If we fail to qualify as a REIT, and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which our REIT qualification was lost. The failure to qualify as a REIT could have a material adverse impact on our results of operations and amounts available for distribution to stockholders.

Americans with Disabilities Act

Our properties must comply with Title III of the Americans with Disabilities Act ("ADA") to the extent that such properties are "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe the existing properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. Although our tenants are generally responsible for all maintenance and repairs of the property pursuant to our leases, including compliance with the ADA and other similar laws or regulations, we could be held liable as the owner of the property for a failure of one of our tenants to comply with these laws or regulations.

Available Information

We make available to the public free of charge through our internet website our Definitive Proxy Statement, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such reports with, or furnish such reports to, the Securities and Exchange Commission ("SEC"). Our internet website address is www.newlake.com. The SEC also maintains electronic versions of the Company's reports on its website at www.sec.gov. You can also access on our website our Code of Business Conduct and Ethics, Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee Charter, and Nominating and Corporate Governance Committee Charter. The content of our website is not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Human Capital Resources

As of December 31, 2025, we had seven employees. Our employees are our most valuable asset and critical to our long-term success. We believe we have created an inclusive and engaging work environment, where each person is an integrated member of the team. We meet regularly as a full team, and each member is encouraged to actively participate in a wide range of topics relating to our company's business activities.

We have a seasoned team with meaningful experience across real estate, cannabis and financial services. We believe that attracting, developing and retaining our team is a high priority. To that end, we offer a competitive compensation program (including salary, bonuses and equity) and benefits package, which include the following:

- Comprehensive health insurance, including medical, dental and vision, at no cost to the employees;
- At least three weeks of paid time off each year for each employee, in addition to Company holidays;
- Supplemental paid family medical leave;
- 401(k) plan with a portion matched by the Company;
- Life and Disability insurance;
- Company sponsorship of continuing education courses related to our Company's business; and
- An employer charitable match program for donations to eligible non-profit 501(c)(3) organizations.

We are proud to be an equal opportunity workplace and employer. We are committed to the principle of equal employment opportunity for all employees and to providing an inclusive work environment free of discrimination and harassment. All employment decisions are based on qualifications, merit and business needs, without regard to race, color, creed, gender, religion, sex, national origin, ancestry, pregnancy, age, marital status, registered domestic partner status, sexual orientation, gender identity, protected medical condition, genetic information, physical or mental disability, veteran status, or any other status protected by the laws or regulations in the locations where we operate. We maintain policies and training intended to support these commitments.

ITEM IA. RISK FACTORS

Summary of Risk Factors

Risks Related to Clearing Firms Settling Transactions of Companies Engaged in the Cannabis Industry

- Risks related to engaging in certain capital raising activities and secondary trading in our common stock

Risks Related to Our Business

- Risks related to our limited number of tenants, and the inability of any of our tenants to make their lease payments
- Risks related to the limited operating history of our tenants
- Risks related to real estate assets and the real estate industry
- Risks related to the guarantors of our tenant leases being unable to satisfy their obligations
- Risks related to our ability to consummate future acquisitions
- Risks related to the limited number of cannabis-related facilities
- Risks related to the concentration of our properties in states allowing cannabis operations
- Risks related to the demand for properties suitable for cannabis operations
- Risks related to our acquisitions of dispensaries and entrance into leases with licensed operators for these properties
- Risks related to the sale or re-leasing of properties suitable for cannabis operations
- Risks related to impairment charges
- Risks related to our tenants' ability to maintain their licenses for cannabis operations
- Risks related to the acquisition of properties "as-is"
- Risks related to competition for the acquisition of properties
- Risks related to potential liability for environmental matters and climate change
- Risks related to the development and redevelopment of properties we acquire
- Risks related to our tenants' susceptibility to bankruptcy
- Risks related to Section 280E of the Internal Revenue Code (the "Code") and its effects on our tenants
- Risks related to liability of uninsured losses

- Risks related to our properties' access to adequate water and power supplies
- Risks related to obtaining various insurance policies
- Risks related to purchase of properties subject to ground leases
- Risks related to making investments in asset classes outside of our core investment strategy
- Risks related to our status as an emerging growth company and smaller reporting company
- Risks related to the Sarbanes-Oxley Act
- Risks related to assets held at financial institutions
- Risks related to artificial intelligence

Risks Related to Regulation

- Risks related to enforcement of federal laws regarding cannabis
- Risks related to regulatory investigations, antitrust litigation, and enforcement actions involving our tenants, including recent state-level actions in Ohio
- Risks related to engaging in operations for the adult-use of cannabis
- Risks related to the potential for new federal, state or local laws
- Risks related to FDA regulation of cannabis
- Risks related to the service of banks and other financial institutions
- Risks related to owners of properties located in close proximity to our properties
- Risks related to changing laws and regulations affecting the regulated cannabis industry
- Risks related to the potential forfeit of assets leased to cannabis businesses
- Risks related to accessing bankruptcy courts
- Risks related to our properties being subject to extensive regulations

Risks Related to Financing Our Business

- Risks related to external sources of capital
- Risks related to significant debt
- Risks related to inflation
- Risks related to interest rate fluctuations
- Risks related to our Revolving Credit Facility

Risks Related to Our Organization and Structure

- Risks related to our senior management
- Risks related to key personnel
- Risks related to certain stockholders' rights to nominate members of our board
- Risks related to changes to our investment strategies by our board
- Risks related to certain provisions of Maryland law
- Risks related to our authorized but unissued shares of common and preferred stock
- Risks related to severance agreements
- Risks related to our company structure and structurally subordinated rights of payment
- Risks related to our operating partnership issuing additional LPI Units
- Risks related to conflicts of interest between stockholders and holders of LPI Units
- Risks related to limitations on rights to take action against our directors and officers
- Risks related to the difficulty of removing directors
- Risks related to ownership limits which may restrict change in control
- Risks related to operating our business to avoid registration as an investment company

Risks Related to Our Securities

- Risks related to the volatility of the market price of our common stock
- Risks related to common stock and preferred stock eligible for future sale on share price
- Risks related to our ability to make distributions and their reflection of our performance
- Risks related to the effect of distributions on the price of our common stock
- Risks related to securities analysts, effect on the price of our common stock

Risks Related to Our Taxation as a REIT

- Risks related to failure to maintain our qualification as a REIT
- Risks related to REIT distribution requirements
- Risks related to Section 280E of the Code and the possible effect on our REIT status
- Risks related to complying with REIT requirements
- Risks related to the tax on prohibited transactions
- Risks related to the ability of our board to revoke our REIT election
- Risks related to our Taxable REIT Subsidiary ("TRS")
- Risks related to dividends payable by REITs and their tax implications
- Risks related to re-characterization of sale-leaseback transactions
- Risks related to non-U.S. stockholders
- Risks related to legislative, regulatory or administrative changes

General Risk Factors

- Risks related to cyberattacks
- Risks related to events not discussed herein

The following risk factors may adversely affect our overall business, financial condition, results of operations, and cash flows; our ability to make distributions to our stockholders; our access to capital; or the market price of our common stock, as further described in each risk factor below. In addition to the information set forth herein, one should carefully review and consider the information contained in our other reports and filings that we make with the SEC from time to time. The risks that we describe in our public filings are not the only risks that we face. Additional risks and uncertainties not presently known to us or are out of our control, or that we currently consider immaterial, also may materially adversely affect our business, financial condition, and results of operations. Additional information regarding forward-looking statements is included herein.

Risks Related to Clearing Firms Settling Transactions of Companies Engaged in the Cannabis Industry

Many clearing firms in the United States are prohibited or very limited in their ability to settle securities of companies engaged in the cannabis industry, which could adversely impact our ability to raise funds in the capital markets.

In the United States, many clearing firms for broker-dealers are prohibited by their internal policies or otherwise have refused to settle sales of securities offerings of companies engaged in the cannabis industry. We lease cultivation properties and dispensaries to tenants who operate in the cannabis industry, and thus many clearing firms and other market participants consider us to be engaged in the cannabis industry. Therefore, the number of clearing firms that will settle our securities offerings, or secondary sales of our common stock, is extremely limited. This means that broker-dealers that we may engage to sell our securities, will have few alternatives for clearing firms that will settle such transactions. This limitation is more pronounced for companies, like ours, that have securities that trade on the OTCQX® Best Market rather than on a national securities exchange. Therefore, our access to the capital markets may be constrained, including having to rely on best efforts securities offerings as opposed to more traditional underwritten securities offerings. Additionally, limitations on settling secondary sales of our securities may limit the marketability and daily trading volume of our securities. These conditions may adversely impact our ability to raise funds in the capital markets and fully execute our business plans as, the amount of proceeds we raise in best efforts securities offerings may be substantially less than the amount that we expect. Given the level of regulation and scrutiny of the cannabis industry by stock exchanges and other regulators, this condition may continue or become more pronounced in the future.

For additional risks related to the cannabis industry, see "Risks Related to Regulation," below.

Risks Related to Our Business

We have a very limited number of tenants, and the inability of any single tenant to make its lease payments could materially and adversely affect our business (including our financial performance and condition).

We have a very limited number of tenants. As of December 31, 2025, we owned 34 total properties that were leased to 11 tenants. The following represents the percentage of our total annualized rental revenue, which is calculated by annualizing December 2025 monthly base rent for in-place leases in effect as of December 31, 2025, excluding revenue reimbursables, attributable to each tenant: Curaleaf (25.8%); Cresco Labs (14.8%); Trulieve (12.4%); The Cannabist Company (9.2%); C3 Industries, Inc. (8.4%); Calypso Enterprises (8.0%); Acreage (7.2%); Mint (6.7%); CODES (5.9%); PharmaCann (1.3%); and Bud'r (0.3%). During 2025, two tenants (from a total of 13 tenants at the beginning of the year) experienced payment defaults under their leases and subsequently vacated the leased properties, which exposes us to increased tenant credit risk. Lease payment defaults by any of our tenants or a significant decline in the value of any single property could materially and adversely affect our business (including our financial performance and condition). Our lack of tenant diversification also increases the potential that a single underperforming investment or tenant could have a material adverse effect on the price we could realize from the sale of our properties. Any adverse change in the financial condition of any of our tenants, including but not limited to the state cannabis markets not developing and growing in ways that we or our tenants projected, or any adverse change in the political climate regarding cannabis where our properties are located, would subject us to a significant risk of loss.

In addition, failure by any of our tenants to comply with the terms of its lease agreement with us could require us to find another lessee for the applicable property. During 2025, as a result of the two tenant defaults described above, three properties became vacant, which exposes us to increased vacancy and re-leasing risk.We may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing that property. Furthermore, we cannot assure you that we will be able to re-lease that property for the rent we currently receive, or at all, or that a lease termination would not result in our having to sell the property at a loss.

The tenant concentration risk (and related risk of tenant defaults) may be more pronounced in the cannabis industry due to the fact that some of our tenants have limited operating histories. See "Factors Impacting Our Operating Results - Financial Performance and Conditions of Our Tenants" under Item 7 for a discussion of our recent non-performing tenants. Some of our tenants have limited operating histories and may be more susceptible to payment and other lease defaults, which could materially and adversely affect our business (including our financial performance and condition)." The result of any of the foregoing risks could materially and adversely affect our business (including our financial performance and condition).

Some of our tenants and borrower have limited operating histories or significant debt obligations and may be more susceptible to payment and other lease and loan defaults, which could materially and adversely affect our business (including our financial performance and condition).

As of December 31, 2025, our properties were leased to 11 tenants with one loan to one of the Company's existing tenants. Single tenants currently occupy our properties, and we expect that single tenants will occupy our properties that we acquire in the future. Therefore, the success of our investments will be materially dependent on the financial stability of these tenants. During 2025, three properties experienced lease payment defaults and were ultimately vacated. We rely on our management team to perform due diligence investigations of our potential tenants, related guarantors and their properties, operations and prospects, of which there is sometimes little or no publicly available operating and financial information. We may not learn all of the material information we need to know regarding these businesses through our investigations, and these businesses are subject to numerous risks and uncertainties, including but not limited to, regulatory risks and the rapidly evolving market dynamics of each state's regulated cannabis program. As a result, it is possible that we could enter into a sale-leaseback arrangement with tenants or otherwise lease properties to tenants that ultimately are unable to pay rent to us, which could adversely impact our business (including our financial performance and condition).

The cannabis industry is currently experiencing liquidity stress. This environment, compounded by limited access to traditional banking and federal bankruptcy protections, has resulted in one of our tenants, The Cannabist Company, disclosing substantial liquidity challenges. These challenges have led to its election to withhold interest payments on its senior debt, the entry into forbearance agreements with senior lenders, and the divestiture of material assets to satisfy maturing debt obligations. The Cannabist Company leases four of our properties and represents 9% of our 2025 rental revenue. The failure of this tenant, or others in similar positions, to successfully refinance or restructure their debt may result in an inability to satisfy their lease or loan obligations to us, which could materially and adversely affect our business, financial performance, and condition.

Some of our existing tenants are, and we expect that some of our future tenants will be, companies with limited histories of operations that are not profitable when they enter triple-net leasing arrangements with us and therefore, may be unable to pay rent with funds from operations. Some of our current tenants are not profitable and have experienced losses since inception or have been profitable for only a short period of time. As a result, some of our current tenants have made, and we expect that some of our future tenants will make, initial rent payments to us from proceeds from the sale of the property, in the case of sale-leaseback transactions, or other cash on hand, including cash received from debt financings.

In addition, in general, our tenants are more vulnerable to adverse conditions resulting from federal and state regulations affecting their businesses or industries or other changes in the marketplace for their products and have limited access to traditional forms of financing. The success of our tenants will heavily depend on the growth and development of the state markets in which the tenants operate, many of which have a very limited history or are still in the stages of establishing the regulatory framework.

We record revenue for each of our properties on a cash basis due to the uncertainty of collectability of lease payments from each tenant due to its limited operating history and the uncertain regulatory environment in the U.S. relating to the cannabis industry (for more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates").

Some of our tenants are subject to significant debt obligations and may rely on debt financing to make rent payments to us. Tenants that are subject to significant debt obligations may be unable to make their rent payments if there are adverse changes in their business plans or prospects, the regulatory environment in which they operate or in general economic conditions. In addition, the payment of rent and debt service may reduce the working capital available to tenants for the start-up phase of their businesses. Furthermore, we may be unable to monitor and evaluate tenant credit quality on an on-going basis.

Any lease payment defaults by a tenant could adversely affect our cash flows and cause us to reduce the amount of distributions to stockholders. In the event of a default by a tenant, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property as operators of cannabis cultivation, production and retail facilities are generally subject to extensive state licensing requirements. Any negotiations with tenants who are in default under their lease may prove costly or time-consuming and may divert our management team's attention and resources. Furthermore, we will not operate any of the facilities that we purchase. See "Factors Impacting Our Operating Results - Financial Performance and Condition of Our Tenants" under Item 7 for a discussion of our recent tenant defaults.

Our business is subject to risks associated with real estate assets and the real estate industry, which could materially and adversely affect our business (including our financial performance and condition).

Our ability to pay expected dividends to our stockholders depends on our ability to generate revenues in excess of expenses, scheduled principal payments on debt and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include many of the risks set forth above under "Risks Related to Our Business," as well as the following:

- oversupply or reduction in demand in our markets;

- adverse changes in financial conditions of buyers, sellers and tenants of properties;

- vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options, and the need to periodically repair, renovate and re-let space;

- increased operating costs, including insurance premiums, utilities, real estate taxes and state and local taxes;

- construction cost overruns and delays, including those caused by supply chain disruptions and tariffs;

- civil unrest, acts of war, terrorist attacks and natural disasters, including hurricanes, which may result in uninsured or under insured losses;

- decreases in the underlying value of our real estate;

- changes in submarket demographics; and

- changes in traffic patterns.

The rise in interest rates and historically high inflation negatively impacted economic conditions during 2025. Additionally, certain markets in which we own properties experienced declines in wholesale cannabis pricing, which has had an adverse impact on some of our tenant's financial performance and condition. Our business plans for 2026 and beyond depend on general economic conditions. Periods of economic downturn or recession, rising interest rates, declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which could materially and adversely affect our business (including our financial performance and condition).

If the guarantors of our tenant leases and loan are unable to satisfy their obligations to us in connection with a default by the tenant or borrower, it could have a material adverse effect on our business (including our financial performance and condition).

Currently, all of our leases and our loan include a parent or other affiliate guarantee. Although we seek to obtain a parent or affiliated entity guaranty of the obligations of our tenants or borrower under their agreements, in some cases, the guarantor may have no material direct operations as a stand-alone entity. For example, in circumstances where the guarantor is a parent holding company, its assets are likely comprised primarily of the equity interests it directly or indirectly holds in its subsidiaries, with such subsidiaries directly holding dispensary, or cultivation and production operations and related operating assets. As a result, those parent holding company guarantors will be dependent on equity and debt financings, loans, and dividends, distributions and other payments from their subsidiaries to generate the funds necessary to meet any future financial obligations as guarantor of a lease of its subsidiary. Furthermore, a subsidiary is legally distinct from its parent company and other affiliated entities and may be prohibited or restricted from paying dividends or distributions, or otherwise making funds available to its parent company under certain conditions. If a parent holding company guarantor is unable to obtain funds from its subsidiaries, it may be unable to meet future obligations, if any, as a guarantor of leases or loan between its subsidiaries and us. If the guarantors of our tenants' leases or borrowers' loan are unable to satisfy their obligations to us as guarantors, it could materially and adversely affect our business (including our financial performance and condition).

Our growth will depend upon future acquisitions of cannabis-related facilities, and we may be unable to consummate acquisitions on advantageous terms or at all.

Our growth strategy is focused on the acquisition of cultivation properties and dispensaries that are leased to tenants that are well positioned to benefit from the growth of the cannabis industry and for whom such real estate is operationally strategic to their business. Our ability to acquire these real estate assets on favorable terms is subject to the following risks, among others:

- significantly increased competition from other potential acquirers or increased availability of alternative debt and equity financing sources for tenants may significantly increase the purchase price of a desired property and/or negatively impact the lease terms we are able to secure with our tenants;

- we may not successfully purchase and lease our properties to meet our expectations;

- we may be unable to obtain the necessary equity or debt financing to consummate an acquisition on satisfactory terms or at all;

- agreements for the acquisition of properties are typically subject to closing conditions, including satisfactory completion of due diligence investigations, and we may spend significant time and money and divert management attention on potential acquisitions that we do not consummate; and

- we may acquire properties without any recourse, or with only limited recourse, for liabilities, whether known or unknown, against the former owners of the properties.

Our failure to consummate acquisitions on advantageous terms without substantial expense or delay would impede our growth and negatively affect our business (including our financial performance and condition).

There may only be a limited number of cannabis-related facilities located in our target jurisdictions operated by suitable tenants available for us to acquire, which could materially and adversely affect our growth prospects.

We target primarily cannabis cultivation and dispensary facilities for acquisition and leasing to licensed operators under triple-net lease agreements. We also target properties owned by established operators or operators that have been among the top candidates in the rigorous state licensing process and have been granted one or more licenses to operate multiple facilities. In light of the current regulatory landscape regarding cannabis, including but not limited to, the rigorous state licensing processes, limits on the number of licenses granted in certain states and in counties within such states, zoning regulations related to cannabis facilities, the inability of potential tenants to open bank accounts necessary to pay rent and other expenses and the ever changing federal and state regulatory landscape, we may have only a limited number of cannabis facilities available to purchase that are operated by licensees that we believe would be suitable tenants. These tenants may also have increased access to alternative equity and debt financing sources over time, which may limit our ability to negotiate leasing arrangements that meet our investment criteria. Our inability to locate suitable investment properties and tenants would have a material adverse effect on our growth prospects.

Our properties are, and are expected to continue to be, geographically concentrated in states that permit cannabis cultivation and dispensing, and we will be subject to social, political and economic risks of doing business in these states.

As of December 31, 2025, we owned 34 properties in 12 states, and we expect that the properties that we acquire in the future will be geographically concentrated in these states and other states that have established cannabis use programs. We focus on states and municipalities where licensed cannabis properties are in high demand and connected to the operating license. Circumstances and developments related to operations in these markets that could materially negatively affect our business (including our financial performance and condition) include, but are not limited to, the following factors:

- the state cannabis market fails to develop and grow in ways that we or our tenants projected;

- the responsibility of complying with multiple and, in some respects, conflicting state and federal laws in the U.S., including with respect to cultivation and distribution of cannabis, licensing, banking and insurance;

- access to capital may be more restricted, or unavailable on favorable terms or at all in certain locations;

- difficulties and costs of staffing and managing operations;

- unexpected changes in regulatory requirements and other laws;

- the impact of national, regional or state specific business cycles and economic instability; and

- potentially adverse tax consequences.

Our real estate investments are concentrated in cultivation properties suitable for the cultivation and production of cannabis and retail properties suitable for the dispensing of cannabis, and a decrease in demand for such facilities could materially and adversely affect our business (including our financial performance and condition). These properties may be difficult to sell or re-lease upon tenant defaults or lease terminations, either of which could materially and adversely affect our business (including our financial performance and condition).

Our portfolio of properties is concentrated in cultivation and dispensary properties used in the regulated cannabis industry. Further, we do not currently and do not expect in the future to invest in non-cannabis related real estate or businesses to hedge against the risk that cannabis industry trends might decrease the profitability of our facilities. Therefore, we are subject to risks inherent in investments in a single industry. A decrease in the demand for cannabis cultivation, processing and dispensary facilities would have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio. Demand for cannabis cultivation, processing and dispensary facilities has been and could be adversely affected by changes in state or local laws or any change in the federal government's current enforcement posture with respect to state-licensed cannabis operations, among others including but not limited to, changes to local zoning and other laws that no longer allow a facility to be utilized for regulated cannabis activities. Additionally, we have funded build-to-suit projects that are specific to our cultivation facilities which may affect the future demand from non-cannabis industry tenants seeking these properties for an alternative use. To the extent that any of these conditions occur, they are likely to affect demand and market rents for cannabis cultivation, processing and dispensary facilities, which could materially and adversely affect our business (including our financial performance and condition).

We expect that at times we will deem it appropriate or desirable to sell or otherwise dispose of certain properties we own. The types of properties that we own are relatively illiquid compared to other types of real estate assets. This illiquidity could limit our ability to quickly dispose of properties in response to changes in regulatory, economic or other conditions. Therefore, our ability at any time to sell assets may be restricted and this lack of liquidity may limit our ability to make changes to our portfolio promptly, which could materially and adversely affect our business (including our financial performance and condition). We cannot predict the various market conditions affecting the properties that we expect to acquire that will exist in the future. Due to the uncertainty of regulatory and market conditions which may affect the future disposition of the real estate assets we expect to acquire, we cannot assure you that we will be able to sell these assets at a profit in the future, or at all. Accordingly, the extent to which we will realize potential appreciation (or depreciation) on the real estate investments we have acquired and expect to acquire will depend upon regulatory and other market conditions. In addition, in order to maintain our REIT status, we may not be able to sell properties when we would otherwise choose to do so, due to market conditions or changes in our strategic plan. Furthermore, we may be required to make expenditures to correct defects or to make improvements before a property can be sold and we cannot assure you that we will have funds available to correct such defects or to make such improvements. For our properties, if the current lease is terminated or not renewed, we may be required to make expenditures and rent concessions in order to lease the property to another tenant.

In addition, if we are forced to sell or re-lease the property, we may have difficulty finding qualified purchasers who are willing to buy the property or tenants who are willing to lease the property on terms that we expect, or at all. As our tenants and properties are concentrated in the regulated cannabis industry, a shift in property preferences by regulated cannabis operators, including but not limited to changing preferences regarding location and types of improvements, could have a significant negative impact on the desirability of our properties to prospective tenants when we need to re-lease them, in addition to other challenges, such as obtaining the necessary state and local authorizations for a new tenant to commence operations at the property. These and other limitations may affect our ability to sell or re-lease properties, which may materially and adversely affect our business (including our financial performance and condition).

Our real estate assets may be subject to impairment charges.

We evaluate our real estate assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a property may not be recoverable. In the event a tenant defaults or vacates a property, we perform a recoverability test by comparing the carrying value of the property to the estimated future undiscounted cash flows expected to be generated by the asset. These evaluations require significant management judgment and are based on assumptions regarding our ability to re-tenant the property, the anticipated lease term, achievable market rental rates, and any required capital expenditures.

These assumptions are inherently subject to risks and uncertainties, including industry specific factors within the cannabis industry in which all of our tenants operate. The cannabis sector is characterized by regulatory uncertainty, continued federal illegality, limited access to capital, and the underlying economic conditions in the states where our properties are located. Changes in these industry specific factors or broader market conditions may impact our underlying assumptions and lead to a decline in expected undiscounted cash flows. If such factors increase the time required to re-tenant a property, impact the lease term, or reduce the market rental rates achievable upon a vacancy, the carrying amount of the property may no longer be recoverable.

If these changes in assumptions cause the carrying amount of a property to exceed its estimated undiscounted cash flows, we would be required to record an impairment charge to reduce the carrying value to fair value. Any such impairment charge could be material to our results of operations and financial condition.

We have acquired and may continue to acquire dispensaries and enter into leases with licensed operators for those properties, which present additional risks and challenges in comparison to properties for the cultivation and production cannabis.

We have acquired and may continue to acquire cannabis dispensaries and enter into leases with licensed operators for those locations. As of December 31, 2025, 19 of our 34 owned properties were cannabis dispensaries. Cannabis dispensaries entail some risks that are different from risks associated with regulated cannabis cultivation and processing facilities, including but not limited to:

- the impact of the continued evolution of the retail distribution model for cannabis and customer preferences, including the impact of e-commerce and home delivery on demand for cannabis retail space;

- the handling of significant cash transactions and cannabis inventory at the property, which may increase security risks associated with dispensary operations;

- local real estate conditions (such as an oversupply of, or a reduction in demand for, cannabis retail space);

- our and our tenants' ability to procure and maintain appropriate levels of property and casualty insurance; and

- risks associated with data breaches through cyberattacks, cyber intrusions or otherwise that expose customer personal information at dispensaries, which may result in liability and reputational damage to our tenants and our company.

The realization of any of the risks above, among others, with respect to one or more of our properties or tenants could have a material adverse impact on our business (including our financial performance and condition).

Our tenants or borrower may be unable to renew or otherwise maintain their licenses or other requisite authorizations for their cannabis operations, which may result in such tenants or borrower not being able to operate their businesses and defaulting on their lease payments to us.

As of December 31, 2025, 31 of our 34 properties were leased and these properties are primarily located in limited-license jurisdictions.

Any such noncompliance by our tenants of state and local laws, rules and regulations may also subject us, as the owner of such properties, to potential penalties, fines or other liabilities. Our leases depend on our tenants and our borrower continuously renewing and maintaining all required state and local cannabis licenses and authorizations. If any tenant or our borrower fails to renew or otherwise maintain the licenses or authorizations necessary to conduct its cannabis operations, it may be unable to satisfy its lease payment obligations to us."

Any lease payment defaults by a tenant or additional liability on us could materially and adversely affect our business (including our financial performance and condition). In the event of a default by a tenant, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property as operators of cannabis cultivation, production and dispensaries are generally subject to extensive state licensing requirements, including required state and local authorizations for a new tenant to take over operations at a facility.

Additionally, in states that evolve from medical-only to adult use, some municipalities that previously only allowed medical cannabis dispensaries may impose restrictions or moratoriums on adult use dispensaries. These limitations could have an adverse impact on our tenants and we may need to work with our tenants to relocate their dispensary licenses to a location without such restrictions.

We acquired some of our properties, and expect to acquire other properties, "as-is" or otherwise with limited recourse to the prior owner, which significantly increases the risk of an investment.

We acquired some of our properties, and expect to acquire other real estate properties, "as is" or otherwise with limited recourse to the prior owner and with only limited representations and warranties from such prior owner regarding matters affecting the condition, use and ownership of the property. There may also be environmental or other conditions associated with properties we acquire of which we are unaware despite our diligence efforts or that we have identified during diligence, including with respect to historical heavy industrial uses of the properties. In particular, cannabis facilities may present environmental concerns of which we are not currently aware. See "Risk Factors—Risks Related to Our Business— Potential liability for environmental matters could adversely affect our business (including our financial performance and condition)" below. If environmental contamination exists on properties we acquire or develops after acquisition, we could become subject to liability for the contamination. If defects in the property (including any building on the property) or other matters adversely affecting the property are discovered or otherwise subject us to unknown claims or liabilities, we may not be able to pursue a claim for any or all damages against the property seller. Such a situation could materially harm our business (including our financial performance and condition).

We may acquire properties without obtaining title insurance, which could expose us to losses if title defects are later discovered.

In certain acquisitions, we may elect not to obtain title insurance. If a material title defect were to arise with respect to any such property, we could lose some or all of the capital we invested in the property as well as the anticipated returns from that investment..

Competition for the acquisition of properties suitable for the cultivation, production or retail sale of cannabis and alternative financing sources for licensed operators may impede our ability to make acquisitions or increase the cost of these acquisitions, which could materially and adversely affect our growth prospects.

We face significant competition from a diverse mix of market participants, including other companies with similar business models, independent investors, hedge funds and other real estate investors, hard money lenders, and cannabis operators themselves, as well as companies involved in the sale of certain hemp-derived products (including delta-8 THC), all of whom may compete with us in our efforts to acquire real estate zoned for regulated cannabis facilities. In some instances, we compete with investors that are not focused on the cannabis industry but have identified value in the same real estate assets. In particular, we face competition from established companies in this industry, including Innovative Industrial Properties, Inc. (the largest publicly traded cannabis-focused REIT), and local real estate investors, particularly for smaller retail assets. We also face increasing competition from emerging debt funds and business development companies.

These competitors may prevent us from acquiring desirable properties or may cause an increase in the price we must pay for properties. Our competitors may have greater financial and operational resources than we do and may be willing to pay more for certain assets or may be willing to accept more risk than we believe can be prudently managed. In particular, larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, due to a number of factors, including but not limited to potential greater clarity of the laws and regulations governing regulated cannabis by state and federal governments, the number of entities and the amount of funds competing for suitable investment properties may increase substantially, resulting in increased demand and increased prices paid for these properties.

Changes in federal regulation or policy applicable to cannabis could materially alter the competitive landscape, including by enabling greater access to U.S. capital markets for certain competitors and regulated cannabis operators (for example, listings on major national securities exchanges). Such access could lower competitors' cost of capital and enhance their ability to acquire properties or offer lease terms that are more attractive than ours. We compete for the acquisition of properties primarily based on their purchase price and lease terms. If competitive pressure causes us to pay higher prices for properties or agree to lease terms that are less favorable to us, our profitability may decrease, and you may experience a lower return on our common stock.

In addition, federal and state actions concerning hemp-derived cannabinoids continue to evolve. In November 2025, as part of the continuing resolution that reopened the federal government, Congress closed the "hemp loophole" by narrowing the federal definition of hemp and restricting intoxicating hemp-derived cannabinoids (e.g., Delta-8-THC, Delta-10-THC, THCA) sold outside state-regulated channels, with enforcement scheduled to begin November 12, 2026. Industry stakeholders are pursuing either an extension of the implementation date or a federal regulatory framework for certain hemp-derived THC products, and the ultimate scope, timing, and enforcement approach remain uncertain. These developments could reduce the availability of unregulated intoxicating hemp products that, in some markets, have functioned as substitutes for state-regulated cannabis, potentially affecting demand for licensed operators and, in turn, tenant performance.

Separately, the federal Farm Bill has been extended and remains subject to future reauthorization. The timing and terms of any new Farm Bill are uncertain, and any federal or state actions whether imposing additional restrictions on hemp-derived intoxicating cannabinoids, creating a new regulatory framework, or delaying implementation could change competitive dynamics between hemp-derived products and state-regulated cannabis. Such changes could adversely impact the performance of our tenants and, as a result, our business, financial condition, and results of operations.

Increased competition for properties may also preclude us from acquiring those properties that would generate attractive returns to us. By way of example, Congress has introduced several proposed bills focused on the regulated cannabis industry, including the MORE Act, the States Act and the Secure and Fair Enforcement Regulation ("SAFER") Banking Act (the "SAFER Banking Act"). If it became law, the MORE Act, which was passed by the U.S. House of Representatives in December 2020 and for the second time on April 1, 2022, would, among other things, remove cannabis as a Schedule I controlled substance under the Controlled Substances Act ("CSA") and make available U.S. Small Business Administration funding for regulated cannabis operators. In November 2021, the States Act was introduced, which would, among other things, remove cannabis as a Schedule I controlled substance under the CSA, provide deference to states to determine their own cannabis policies, transfer regulatory responsibility of cannabis to the U.S. Department of Agriculture, the FDA and certain other federal regulatory agencies, and establish a lower federal excise tax on cannabis products than other current proposals. If it became law, the SAFER Banking Act would, among other things, provide protection from federal prosecution to banks and other financial institutions that provide financial services to state-licensed, compliant cannabis operators, which may include the provision of loans by financial institutions to such operators. In September 2023, the Committee on Banking, Housing, and Urban Affairs of the U.S. Senate passed a legislative markup of the SAFE Banking Act, now titled the "SAFER Banking Act," out of the committee. In December 2023, the States Act was reintroduced for the second time in the U.S. House of Representatives. In 2025, the States 2.0 Act and the Prepare Act were introduced in the U.S. House of Representatives. If any of these or other cannabis related bills in Congress become law, there would be further increased competition for the acquisition of properties that can be leased to licensed cannabis operators, and such operators would have greater access to alternative financing sources with lower costs of capital. These factors may reduce the number of operators that wish to enter into lease transactions with us or renew leases with us, or may result in us having to enter into leases on less favorable terms with tenants, each of which may significantly adversely impact our profitability and ability to generate cash flow and make distributions to our stockholders.

Potential liability for environmental matters could adversely affect our business (including our financial performance and condition).

As an owner of real estate, we are subject to the risk of liabilities under federal, state and local environmental laws. Some of these laws could subject us to:

- responsibility and liability for the cost of removal or remediation of hazardous substances released on our properties, generally without regard to our knowledge of or responsibility for the presence of the contaminants;

- liability for the costs of removal or remediation of hazardous substances at disposal facilities for persons who arrange for the disposal or treatment of these substances; or

- potential liability for claims by third parties for damages resulting from environmental contaminants.

We will generally include provisions in our leases making tenants responsible for all environmental liabilities and for compliance with environmental regulations, and we will seek to require tenants to reimburse us for damages or costs for which we have been found liable. However, these provisions will not eliminate our statutory liability or preclude third party claims against us. Even if we were to have a legal claim against a tenant to enable us to recover any amounts we are required to pay, there are no assurances that we would be able to collect any money from the tenant. Our costs of investigation, remediation or removal of hazardous substances may be substantial. In addition, the presence of hazardous substances on one of our properties, or the failure to properly remediate a contaminated property, could adversely affect our ability to sell or lease the property or to borrow using the property as collateral. Additionally, we could become subject to new, stricter environmental regulations, which could diminish the utility of our properties and have a material adverse impact on our results of operations and our ability to make distributions to our stockholders.

Although it is our policy to require an acceptable Phase I environmental site assessment for all real property in which we invest prior to our investment, such surveys are limited in scope. As a result, there can be no assurance that a Phase I environmental site assessment will uncover any or all hazardous or toxic substances on a property prior to our investment in that property. We cannot assure you:

- that there are no existing liabilities related to our properties of which we are not aware;

- that future laws, ordinances or regulations will not impose material environmental liability; or

- that the current environmental condition of any of our properties or dispensaries will not be affected by the condition of properties in the vicinity of the properties or dispensaries (such as the presence of leaking underground storage tanks) or by a tenant or third parties unrelated to us.

We face possible risks associated with the physical effects of climate change.

The physical effects of climate change could have a material adverse effect on our business (including our financial performance and condition). To the extent climate change causes changes in weather patterns, our markets could experience increases in storm intensity. These conditions could result in physical damage to our properties or declining demand for space in our buildings or the inability of us to operate the buildings at all in the areas affected by these conditions. Climate change also may have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of energy and increasing the cost of snow removal or related costs at our properties. Legislation to address climate change could increase utility and other costs of operating our properties which, if not offset by rising rental income, would reduce our net income. Should the impact of climate change in target markets be material in nature, our properties, operations or business would be adversely affected.

We face significant risks associated with the development and redevelopment of properties that we own.

In many instances, we fund build-to-suit projects for our cultivation centers and dispensaries. Development and redevelopment activities that we fund entail risks that could adversely impact our business (including our financial performance and condition), including:

- construction costs, which may exceed our or our tenants' original estimates due to increases in materials, labor or other costs, which could make the project less profitable for our tenant, require us or our tenant to commit additional funds to complete the project and adversely impact our tenant's business and prospects as a result;

- permitting or construction delays, which may result in increased project costs, as well as deferred revenue and delayed commencement of operations by our tenant;

- unavailability of raw materials when needed, which may result in project delays, stoppages or interruptions, which could make the project less profitable;

- claims for warranty, product liability and construction defects after a property has been built;

- health and safety incidents and site accidents;

- poor performance or nonperformance by, or disputes with, any of our contractors, subcontractors or other third parties on whom we rely;

- unforeseen engineering, environmental or geological problems, which may result in delays or increased costs;

- labor stoppages, slowdowns or interruptions;

- liabilities, expenses or project delays, stoppages or interruptions as a result of challenges by third parties in legal proceedings; and

- weather-related and geological interference, including hurricanes, landslides, earthquakes, floods, drought, wildfires and other events, which may result in delays or increased costs.

The realization of any of the risks above or other delays in development and redevelopment activities at a property may also materially and adversely impact our tenant's ability to commence, continue or expand its operations, which may result in that tenant defaulting on its rent obligations to us.

Some of our tenants have been and could be susceptible to receivership and/or bankruptcy, which would affect our ability to generate rents from them and therefore negatively affect our business (including our financial performance and condition).

In addition to the risk of tenants being unable to make regular rent payments, certain of our tenants may depend on debt, which could make them especially susceptible to entering receivership or bankruptcy in the event that their cash flows are insufficient to satisfy their debt. Because cannabis remains illegal under federal law, there is no assurance that federal bankruptcy courts will provide relief for parties who engage in cannabis related businesses. Historically, federal courts have frequently dismissed bankruptcy cases involving cannabis businesses on the basis that the Bankruptcy Code cannot be used to administer assets that would implicate violations of the Controlled Substances Act. Although a limited number of decisions have allowed cases to proceed where there was no ongoing cannabis activity at the time of filing, access to U.S. bankruptcy protection for cannabis operators remains limited and uncertain. As a result, cannabis tenants in financial distress often rely on state law alternatives, including receiverships, assignments for the benefit of creditors, or out of court restructurings, which can provide narrower remedies, vary by state, and extend timelines. In addition, some of our U.S. tenants are owned by Canadian parent companies. Any restructuring of such tenants may involve proceedings under Canadian insolvency regimes, including proceedings under the Companies' Creditors Arrangement Act, with potential cross border coordination affecting the treatment of leases, timing and recoveries. These factors may increase our recovery risk and could delay or reduce cash flows from impacted properties.

Generally, under bankruptcy law, a tenant who is the subject of bankruptcy proceedings may continue ("assume") or give up ("reject") any unexpired lease of non-residential real property. If a bankrupt tenant decides to give up (reject) a lease, any claim for breach of the lease is treated as a general unsecured claim in the tenant's bankruptcy case, subject to certain exceptions for collateral and guarantees. In the event one of our tenants is permitted to seek bankruptcy protection in the U.S., our general unsecured claim would likely be capped at the amount the tenant owed us for unpaid rent prior to the bankruptcy unrelated to the termination, plus the greater of one year of lease payments or 15% of the lease payments payable under the remaining term of the lease, but in no case more than three years of lease payments. In addition to the cap on our damages for breach of the lease, even if our claim is timely submitted to the bankruptcy court, there is no guarantee that the tenant's bankruptcy estate would have sufficient funds to satisfy the claims of general unsecured creditors. Finally, a bankruptcy court could re-characterize a net lease transaction as a disguised secured lending transaction. If that were to occur, we would not be treated as the owner of the property, but might have additional rights as a secured creditor. This would mean our claim in bankruptcy court could be limited to the amount we paid for the property, which could adversely impact our business, including our financial performance and condition. Any bankruptcy, if allowed or entry into receivership, of one of our tenants would result in a loss of lease payments to us, as well as an increase in our costs to carry the property and potential additional costs to re-lease the property.

Our tenants may be subject to Section 280E of the Code because of the nature of their business activities, which could have an adverse impact on their financial condition due to a disallowance of certain tax deductions.

Section 280E of the Code provides that, with respect to any taxpayer, no deduction or credit is allowed for expenses incurred during a taxable year "in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the CSA) which is prohibited by federal law or the law of any state in which such trade or business is conducted." Because cannabis is currently a Schedule I controlled substance under the CSA, Section 280E of the Code by its terms applies to the purchase and sale of cannabis products. Our tenants are engaged in the cultivation, processing and sale of cannabis and cannabis-related products, and therefore may be subject to Section 280E of the Code unless and until cannabis is rescheduled to Schedule III. Any such rescheduling may provide prospective relief only. Application of the provisions of Section 280E of the Code to our tenants would result in the disallowance of certain tax deductions, including for depreciation or interest expense, which could have an adverse impact on their respective financial condition and ability to make lease payments to us. Any lease payment defaults by a tenant could adversely affect our business (including our financial performance and condition).

There are significant tax risks related to controlled substances.

The MORE Act of 2022 (H.R. 3617) passed the U.S. House of Representatives by a 220-204 vote on April 1, 2022 and reintroduced in August 2025 in the U.S. House of Representatives but was not enacted into law. The MORE Act would impose an excise tax on the sale or other disposition of cannabis products. Initially, the excise tax rate would be set at the rate of five percent of the product's sale price for the first two years after the law went into effect. After that, the excise tax rate would increase by one percentage point annually until it increased to eight percent in the fifth year after the law went into effect. The MORE Act would also remove marijuana from the CSA so that state-legal cannabis businesses would no longer be subject to Section 280E of the Code. If enacted into law, it is unclear what specific provisions it would contain and whether this legislation would negatively impact our tenants resulting in lease payment defaults.

Liability for uninsured losses could materially and adversely affect our business (including our financial performance and condition).

While the terms of our leases with our tenants generally require property and casualty insurance, losses from disaster-type occurrences, such as earthquakes, hurricanes, floods and weather-related disasters, and other types of insurance, such as landlord's rental loss insurance, may be either uninsurable or not insurable on economically viable terms, due in part to our properties' locations, construction types and concentration on the regulated cannabis industry. In addition, when a property becomes vacant after a tenant default or lease termination, insurance coverage may be more limited, more costly or subject to additional conditions, and in some cases certain coverages may be unavailable unless we satisfy enhanced security or maintenance requirements. Maintaining adequate insurance on vacant properties can therefore be more difficult and may increase our costs or leave us exposed to uninsured losses. Should an uninsured loss occur, we could lose our capital investment or anticipated profits and cash flows from one or more properties, which could materially and adversely affect our business (including our financial performance and condition).

If our properties' access to adequate water and power supplies is interrupted, it could harm our ability to lease the properties for cannabis cultivation and production, thereby adversely affecting our ability to generate returns on our properties.

In order to lease some of the properties that we own, these properties require access to sufficient water and power to make them suitable for the cultivation and production of cannabis. Although we expect to acquire properties with sufficient access to water, should the need arise for additional wells from which to obtain water, we would be required to obtain permits prior to drilling such wells. Permits for drilling water wells are required by state and county regulations, and such permits may be difficult to obtain due to the limited supply of water in areas where we acquire properties. Similarly, our properties may be subject to governmental regulations relating to the quality and disposition of rainwater runoff or other water to be used for irrigation. In such case, we could incur costs necessary in order to retain this water. If we are unable to obtain or maintain sufficient water supply for our properties, our ability to lease them for the cultivation and production of cannabis would be seriously impaired, which would have a material adverse impact on the value of our assets and our business (including our financial performance and condition).

Indoor cultivation of cannabis requires significant power for growing lights, ventilation, and air conditioning to remove the hot air generated by the growing lights. While outdoor cultivation is gaining acceptance in many states with favorable climates for such growth, we expect that most of our properties will continue to utilize indoor cultivation methods. Any extended interruption of the power supply to our properties, particularly those using indoor cultivation methods, would likely harm our tenants' crops and processing capabilities, which could result in their inability to make lease payments to us for our properties. Furthermore, our tenants may be subject to rising utility costs or grid capacity constraints that could limit their operational output or require significant capital expenditures for infrastructure upgrades. If our tenants are unable to secure or afford sufficient power and water resources, their financial performance could be materially impaired, increasing the risk of lease payment defaults. Any lease payment defaults by a tenant could materially and adversely affect our business (including our financial performance and condition).

Due to our involvement in the regulated cannabis industry, we may have a difficult time obtaining the various insurance policies that are desired to operate our business, which may expose us to additional risks and financial liabilities.

Insurance that is otherwise readily available, such as workers' compensation, general liability and directors' and officers' insurance, is more difficult for us to find and more expensive, because we lease our properties to companies in the regulated cannabis industry. There are no guarantees that we will be able to find such insurance in the future, or that the cost will be affordable to us. If we are forced to go without such insurance or with less insurance than we would prefer, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities.

We may purchase properties subject to ground leases that expose us to the loss of such properties upon breach or termination of the ground leases.

A ground lease agreement permits a tenant to develop and/or operate a land parcel (property) during the lease period, after which the land parcel and all improvements revert back to the property owner. Under a ground lease, property improvements are owned by the property owner unless an exception is created and all relevant taxes incurred during the lease period are paid for by the tenant. Ground leases typically have a long duration generally ranging from 50 to 99 years with additional extension options. As a lessee under a ground lease, we would be exposed to the possibility of losing the property upon termination, or an earlier breach by us, of the ground lease, which could have a material adverse effect on our business (including our financial performance and condition).

We may make investments in asset classes outside of our core investment strategy which may be perceived as complicating our strategy relative to our peers.

We may need to expand beyond our current asset class mix to grow our portfolio. We may, to the extent that market conditions warrant, seek to grow our business by pursuing new investment strategies (including investment opportunities in new asset classes), developing new types of investment structures and products, and expanding into new geographic markets and businesses. Investing in new asset classes could increase the complexities involved in managing such assets. Making investments in assets classes outside of our core investment strategy may also be perceived as complicating our strategy relative to our peers.

Entry into new asset classes may subject us to new laws and regulations with which we are not familiar and may lead to increased litigation and regulatory risk and costs.

We are an "emerging growth company," and a "smaller reporting company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make shares of our common stock less attractive to investors.

We are an "emerging growth company" under the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies, including certain requirements relating to accounting standards and compensation disclosure. We will remain an emerging growth company until the earliest to occur of:

- the last day of the fiscal year during which our total annual revenue equals or exceeds $1.2 billion (subject to adjustment for inflation);

- the last day of the fiscal year following the fifth anniversary of our initial public offering;

- the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or

- the date on which we are deemed to be a "large accelerated filer" under the Exchange Act.

For as long as we remain an emerging growth company, we may take advantage of exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including the requirements to:

- provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404;

- comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

- comply with any new requirements adopted by the Public Company Accounting Oversight Board (the "PCAOB"), requiring mandatory audit firm partner rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

- comply with any new audit rules adopted by the PCAOB unless the SEC determines otherwise;

- provide certain disclosure regarding executive compensation required of larger public companies; or

- hold stockholder advisory votes on executive compensation.

Similarly, as a smaller reporting company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "smaller reporting companies," including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We cannot predict if investors will find shares of our common stock less attractive because we will not be subject to the same reporting and other requirements as other public companies. If some investors find shares of our common stock less attractive as a result, there may be a less active trading market for our common stock, and the per-share trading price of our common stock could decline and may be more volatile.

We have elected to use the extended transition period for adopting new or revised accounting standards available to emerging growth companies under the JOBS Act and will, therefore, not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies, which could make our common stock less attractive to investors.

The JOBS Act provides that an emerging growth company can take advantage of exemption from various reporting requirements applicable to other public companies and an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We intend to take advantage of these exemptions and the extended transition periods for adopting new or revised accounting standards and therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates. We intend to take advantage of these options although, subject to certain restrictions, we may elect to stop availing ourselves of these exemptions in the future even while we remain an "emerging growth company." We cannot predict whether investors will find our stock less attractive as a result of this election. If some investors find our common stock less attractive as a result of this election, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will be subject to the requirements of the Sarbanes-Oxley Act.

As long as we remain an emerging growth company, we will be permitted to comply gradually with certain of the ongoing reporting and disclosure obligations of public companies pursuant to the Sarbanes-Oxley Act. See "Risk Factors—Risks Related to Our Business— We are an "emerging growth company," and a "smaller reporting company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make shares of our common stock less attractive to investors."

Management is required to deliver a report that assesses the effectiveness of our internal controls over financial reporting pursuant to Section 302 of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act may require our auditors to deliver an attestation report on the effectiveness of our internal controls over financial reporting in conjunction with their opinion on our audited financial statements as of December 31 in a future year. Substantial work on our part will be required to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation. This process is expected to be both costly and challenging. We cannot give any assurances that material weaknesses will not be identified in the future in connection with our compliance with the provisions of Sections 302 and 404 of the Sarbanes-Oxley Act. The existence of any material weakness described above would preclude a conclusion by management and our independent auditors that we maintained effective internal control over financial reporting. Our management may be required to devote significant time and expense to remediate any material weaknesses that may be discovered and may not be able to remediate any material weakness in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, all of which could lead to a decline in the per-share trading price of our common stock and significant harm to our reputation.

We currently, and may in the future, have assets held at financial institutions that may exceed the insurance coverage offered by the Federal Deposit Insurance Corporation, the loss of such assets would have a sever negative affect on our operations and liquidity.

We maintain our cash assets at certain financial institutions in the U.S. in amounts that are in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. In the event of a failure of any financial institution where we maintain our deposits or other assets, we may incur a loss to the extent such loss exceeds the FDIC insurance limit, which could have a material adverse effect on our liquidity, financial condition and our results of operations. In order to mitigate the risk of loss, a large balance of our cash assets are held in Insured Cash Sweep ("ICS") accounts which distribute our cash balances at the FDIC insured rate to demand deposit accounts or money market deposit accounts at other ICS network banks. This allows for greater protection on our large cash deposits should a financial institution fail while simultaneously also allows us to earn a return. This in no way completely eliminates our exposure to a potential loss and the failure of a financial institution where our cash balances are held could still have an adverse effect on our liquidity, financial condition and our results of operations.

We may face challenges managing rapidly advancing artificial intelligence in our business which could adversely affect our competitive position.

The evolution of artificial intelligence is occurring at a rapid pace. Artificial intelligence may present an opportunity to create meaningful efficiencies and improve our business performance. If we or our tenants or vendors are unable to address artificial intelligence in our business, we could experience a material adverse effect on our consolidated financial position, results of operations, or the market price of our shares. Further, any adoption of artificial intelligence by us or our tenants or vendors may pose new security challenges.

Risks Related to Regulation

Cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding cannabis would likely result in our inability and the inability of our tenants to execute our respective business plans.

Cannabis is currently a Schedule I controlled substance under the CSA. Even in those jurisdictions in which cannabis has been legalized at the state level, the possession, distribution, cultivation, manufacture and use of cannabis all remain violations of federal law that are punishable by imprisonment, substantial fines and forfeiture. U.S. federal law does not differentiate between "medical cannabis," "retail cannabis," "adult-use cannabis" and any other designations that state or local law may apply to cannabis. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating federal laws, including those regarding controlled substances, or conspire with another to violate them, and violating the federal cannabis laws is also a predicate for certain other crimes under anti-money laundering laws or the Racketeer Influenced and Corrupt Organizations Act (the "RICO Act"). The U.S. Supreme Court has ruled in *United States v. Oakland Cannabis Buyers' Coop.* and *Gonzales v. Raich* that it is the federal government that has the right to regulate and criminalize the sale, possession and use of cannabis, even for medical purposes. In December 2025, the Supreme Court declined, in *Canna Provisions v. Bondi*, to review a major challenge to the CSA's application to state-legal cannabis businesses, effectively upholding the status quo that the CSA can still be enforced even against intrastate, state-compliant cannabis activity. We would likely be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

In January 2018, the then-acting U.S. Attorney General Jeff Sessions issued a memorandum (the "Sessions Memo") rescinding certain prior memoranda, including the so-called "Cole Memorandum" issued on August 29, 2013 under the Obama Administration. The Cole Memorandum had characterized enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In rescinding the Cole Memorandum, DOJ instructed its prosecutors to enforce the laws enacted by Congress and to follow well-established principles that govern all federal prosecutions when deciding whether to pursue prosecutions related to cannabis activities. As a result, under the Sessions Memo—which technically remains in effect—federal prosecutors could, and still can, use their prosecutorial discretion to decide to prosecute actors compliant with their state laws. Although there have not been any identified prosecutions of state law compliant cannabis entities, there can be no assurance that the federal government will not enforce federal laws against the regulated cannabis industry generally, including our tenants and us.

President Biden's Attorney General, Merrick Garland, failed to provide a clear policy directive for the U.S. as it pertains to state-legal cannabis-related activities. However, on October 6, 2022, President Biden granted a full, complete, and unconditional pardon to all current US citizens and lawful permanent residents who committed the offense of simple possession of marijuana in violation of the CSA. He also directed the Secretary of Health and Human Services ("HHS") and the Attorney General to conduct an expeditious review of how marijuana is scheduled under federal law, noting that as a Schedule I drug, it has the same classification as heroin and LSD, and even higher than the classification of fentanyl and methamphetamine. President Trump's recently appointed Attorney General, Pam Bondi, has yet to make an official statement regarding policy directives for the U.S. as it pertains to state-legal cannabis-related activities. However, in September 2024 and again with the December 2025 executive order, President Trump expressed his support for rescheduling cannabis to Schedule III, as well as the SAFE Banking Act and the States Act. Under the Biden administration, in August 2023, the HHS recommended to the DEA that cannabis be reclassified from a Schedule I drug to a Schedule III drug under the CSA. HHS based this recommendation on a FDA review of cannabis' classification pursuant to President Biden's executive order in October 2022. The process for reclassification will require DEA approval and likely complex administrative rulemaking proceedings, and it remains unclear how long this process will take and the scope of any final decisions or rules. Further, the impact of such decisions or rules, if any are promulgated, on existing state-regulated cannabis programs remains unclear, including but not limited to FDA and other federal regulatory agency involvement, the impact of such a decision on potential federal legislative reform such as proposals to de-schedule cannabis and provide greater access to capital markets for state-regulated cannabis operators, and the potential entry into the cannabis markets of large, well-capitalized companies as a result of any re-scheduling.

Congress previously enacted an omnibus spending bill that includes a provision prohibiting the DOJ (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. Commonly referred to as the "Rohrabacher-Blumenauer Amendment," this so-called "rider" provision has been appended to the Consolidated Appropriations Acts for fiscal years 2015 through present. Under the terms of the Rohrabacher-Blumenauer rider, the federal government is prohibited from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. In *USA vs. McIntosh*, the U.S. Court of Appeals for the Ninth Circuit held that this provision prohibits the DOJ from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the DOJ may prosecute those individuals.

However, there is no assurance that Congress will approve inclusion of a similar prohibition in future appropriations bills to prevent DOJ from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. As of January 23, 2026, H.R. 6938 became Public Law 119 74 covering fiscal year 2026 appropriations for Commerce, Justice, Science and related agencies, and the enacted law includes medical cannabis protections in Division A that restrict the Department of Justice from using appropriated funds to interfere with state medical marijuana laws. Future appropriations cycles remain subject to negotiation and may include or exclude similar provisions.

Furthermore, designed as a blocking mechanism, Section 607 would have explicitly prohibited the use of any appropriated funds to reschedule marijuana or remove it from the Controlled Substances Act schedules. If passed, Section 607 would have effectively prevented the Department of Justice and the Drug Enforcement Administration from moving marijuana from Schedule I to Schedule III using funds provided under that act. The final version of H.R. 6938 that became law does not include the Section 607 blocking language, which means the appropriations law does not itself bar the executive branch from proceeding with rescheduling through the administrative process, subject to other applicable requirements.

While we target the acquisition of medical-use facilities in certain jurisdictions, our leases do not prohibit cannabis cultivation for adult-use that is permissible under the state and local laws where our facilities are located. Consequently, certain of our tenants currently (and additional tenants may in the future) cultivate, process and/or dispense adult-use cannabis as well as medical-use cannabis in our facilities, as permitted by state and local laws now or in the future, which may in turn subject the tenant, us and our properties to greater and/or different federal legal and other risks as compared to facilities where cannabis is cultivated exclusively for medical use, including not providing protection under the Congressional spending bill provision.

Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. The penalties for violation of these laws include imprisonment, substantial fines and forfeiture. Prior to the DOJ's rescission of the Cole Memorandum, supplemental guidance from the DOJ issued under the Obama administration directed federal prosecutors to consider the federal enforcement priorities enumerated in the Cole Memorandum when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. This supplemental guidance was followed by the February 14, 2014 Financial Crimes Enforcement Network

("FinCEN") Memorandum outlining the pathways for financial institutions to bank state-sanctioned cannabis businesses in compliance with federal enforcement priorities. Under these guidelines, financial institutions must submit a Suspicious Activity Report ("SAR") in connection with all cannabis-related banking activities by any client of such financial institution, in accordance with federal money laundering laws. These cannabis-related SARs are divided into three categories—cannabis limited, cannabis priority, and cannabis terminated—based on the financial institution's belief that the business in question follows state law, is operating outside of compliance with state law, or where the banking relationship has been terminated, respectively. The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. Although the Sessions Memo rescinded the Cole Memorandum, the FinCEN Memorandum technically remained intact during President Trump's first administration; however, it is unclear whether his current administration will continue to follow the FinCEN Memorandum. In late 2025, DOJ withdrew certain prior marijuana enforcement guidance, reinforcing that federal prosecutors retain full discretion to enforce the CSA. Public statements by at least one U.S. Attorney emphasized more rigorous enforcement in specific contexts such as conduct on federal property. These developments increase uncertainty even as administrative rescheduling is under consideration. The DOJ continues to have the right and power to prosecute crimes committed by banks and financial institutions, such as money laundering and violations of the Bank Secrecy Act, that occur in any state, including states that have in some form legalized the sale of cannabis. Further, the conduct of the DOJ's enforcement priorities could change again for any number of reasons. A change in the DOJ's priorities could result in the DOJ's prosecuting banks and financial institutions for crimes that were not previously prosecuted.

Federal prosecutors have significant discretion to investigate and prosecute suspected violations of federal law and no assurance can be given that the federal prosecutor in each judicial district where we purchase a property will not choose to strictly enforce the federal laws governing cannabis operations. Enforcement risk is heightened outside state medical programs covered by appropriations riders and in contexts not protected by such riders. Any change in the federal government's enforcement posture with respect to state-licensed cannabis operations, including the enforcement postures of individual federal prosecutors in judicial districts where we purchase properties, would result in our inability to execute our business plan, and we would likely suffer significant losses with respect to our investment in cannabis facilities in the U.S., which would adversely affect the trading price of our securities. Furthermore, following any such change in the federal government's enforcement position, we could be subject to criminal prosecution, which could impact our ability to operate and could lead to imprisonment and/or the imposition of penalties, fines, or forfeiture.

Our tenants are subject to significant regulatory scrutiny, antitrust litigation, and enforcement actions, including recent state-level actions in Ohio, which may adversely affect their operations and ability to pay rent.

Regulatory investigations, enforcement actions, and litigation within the cannabis industry may adversely affect our tenants and, as a result, our business. State regulators and attorneys general periodically initiate actions involving cannabis operators, including allegations of anticompetitive conduct and violations of state competition laws. Recently, the Ohio Attorney General initiated an antitrust lawsuit against multiple multistate cannabis operators, asserting claims related to alleged coordinated conduct within that state's cannabis market. Although we are not a party to such actions, some of our tenants conduct business in jurisdictions where these types of regulatory matters arise.

Regulatory actions of this nature may lead to changes in market structure, adjustments to distribution or purchasing practices, increased compliance costs, operational limitations, or reputational impacts for industry participants. If any tenant is required to modify its operations, experiences reduced profitability, or incurs additional legal or compliance expenses as a result of regulatory scrutiny or litigation, its ability to satisfy its lease obligations could be adversely affected.

Because cannabis regulation continues to evolve across states, future regulatory inquiries, enforcement initiatives, or litigation may occur in jurisdictions where our tenants operate, and outcomes are inherently uncertain. Any such developments that negatively impact tenant financial performance, market access, or operating capacity could, in turn, have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Certain of our tenants engage in operations for the adult-use cannabis industry in addition to or in lieu of operations for the medical-use cannabis industry, and such tenants, we and our properties may be subject to additional risks associated with such adult-use cannabis operations.

Our existing leases at our properties do not, and we expect that leases that we enter into with future tenants at other properties we acquire will not, prohibit cannabis operations for adult-use that is permissible under state and local laws where our facilities are located and certain of our tenants are currently engaged in operations in the adult-use cannabis industry, which may subject our tenants, us and our properties to different and greater risks, including greater prosecution risk for aiding and abetting violation of the CSA and federal laws governing money laundering. For example, the prohibition in the current omnibus spending bill that prohibits the DOJ from using funds appropriated by Congress to prevent states from implementing their medical-use cannabis laws does not extend to adult-use cannabis laws. In addition, jurisdictions that were medical only at the time of acquisition, have since authorized adult-use programs, expanding potential uses of our properties but also exposing tenants to risks not covered by the medical appropriations rider. For example, Arizona, California, Illinois and Massachusetts permit licensed adult-use cannabis operations, and our leases with tenants in those states allow for adult-use cannabis operations to be conducted at the properties in compliance with state and local laws.

New laws that are adverse to the business of our tenants may be enacted, and current favorable national, state or local laws or enforcement guidelines relating to cannabis operations may be modified or eliminated in the future.

We have acquired and are targeting for acquisition properties that are owned by state-licensed cannabis operators. Relevant state or local laws may be amended or repealed, or new laws may be enacted in the future to eliminate existing laws permitting cannabis operations. Notably, in 2025, organized campaigns in at least three states (Arizona, Maine, Massachusetts) began pursuing ballot initiatives aimed at rolling back key components of existing adult-use cannabis laws. These proposals, if they qualified and succeeded, could eliminate or severely restrict the regulated cannabis markets in those states, illustrating the risk that currently favorable state laws may be reversed by voters or legislators. Because cannabis licenses are often location-specific and property improvements are highly specialized, voter-approved rollbacks could materially impair re-tenanting prospects and residual property value.

For example, in connection with the Centers for Disease Control and Prevention identifying cases of vaping-related lung injuries, certain state and local governments had instituted temporary bans. In addition to litigation and reputational risks surrounding vaping-related lung injuries, bans or heightened regulations could have a material adverse impact on our tenants' operations in those states and localities where such a ban or other restrictive regulation has been implemented.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.

Continued development of the medical-use and adult-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use and adult-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the cannabis operations, numerous factors impact the legislative process. For example, many states that voted to legalize medical-use and/or adult-use cannabis have seen significant delays in the drafting and implementation of industry regulations and issuance of licenses. For example, in Virginia, lawmakers legalized adult use possession and limited home cultivation in 2021, but the state did not implement a retail sales framework for several years due to reenactment requirements and subsequent political opposition, including vetoes. In 2026, both chambers passed differing retail sales bills that would establish a regulated market, with proposals targeting sales as early as late 2026, but final enactment and timing remain subject to further legislative action and executive approval. This illustrates that, even in jurisdictions trending toward legalization, political dynamics can delay or derail implementation. . More broadly, no additional states enacted medical or adult-use cannabis legalization during 2025, which may limit near-term new-market expansion opportunities

FDA regulation of cannabis and the possible registration of facilities where cannabis is grown could negatively affect the cannabis industry, which would directly affect our business (including our financial performance and condition).

Should the federal government legalize cannabis, it is possible that the FDA would seek to regulate it under the Food, Drug and Cosmetics Act of 1938 or under the Public Health Service Act. Additionally, the FDA may issue rules, regulations, or guidance including certified good manufacturing practices, related to the growth, cultivation, harvesting and processing of cannabis. If regulated by the FDA as a drug, clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations or enforcement actions are imposed, we do not know what the impact this would have on the cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we or our tenants are unable to comply with the regulations or registration as prescribed by the FDA, we and or our tenants may be unable to continue to operate their and our business in its current form or at all.

We and our tenants may have difficulty accessing the service of banks and other financial institutions, which may make it difficult to contract for real estate needs.

Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. Previous guidance issued by FinCEN clarified how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. However, this guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Thus, most banks and other financial institutions in the U.S. do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the executive branch. In practice, many card networks also prohibit or restrict cannabis transactions, and merchant acquiring remains limited for plant-touching operators. Shifts in DOJ enforcement posture can affect bank risk assessments irrespective of the status of FinCEN guidance, and the absence of a statutory safe harbor increases the likelihood that institutions will decline or discontinue cannabis-related relationships.

Consequently, those businesses involved in the regulated medical-use and adult-use cannabis industry continue to encounter difficulty establishing banking relationships, which may increase over time. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

The terms of our leases require that our tenants make rental payments via check or wire transfer. Only a small percentage of financial institutions in the U.S. currently provide banking services to licensed cannabis operators. The inability of our current and potential tenants to open accounts and continue using the services of banks will limit their ability to enter into triple-net lease arrangements with us or may result in their default under our lease agreements, either of which could materially harm our business (including our financial performance and condition) and the trading price of our securities. Our current cash balances are held in smaller banks and our cash deposits exceed federally insured limits.

In addition, in the United States, many clearing houses for major broker-dealer firms have refused to handle securities or settle transactions of companies engaged in cannabis-related business. As a result, certain broker-dealers limit deposits or settlement of cannabis-related securities, which can reduce trading liquidity and increase volatility for affected issuers. Similarly, for our tenants that are publicly-traded companies, securities clearing firms may refuse to accept deposits of securities of those tenants, which may negatively impact the trading and valuations of such tenants and have a material adverse impact on our tenants' ability to finance their operations and growth through the capital markets.

In addition, federal money laundering statutes and Bank Secrecy Act regulations discourage financial institutions from working with any organization that sells a controlled substance, regardless of whether the state in which it resides permits cannabis sales. While the SAFER Banking Act would permit commercial banks to offer services to cannabis companies that are in compliance with state law, it remains under consideration by Congress; if Congress fails to pass the SAFER Banking Act, our inability, or limitations on our ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for us to operate and conduct our business as planned or to operate efficiently.

Federal and state banking regulators closed two U.S. banks in March 2023 and one U.S. bank in May 2023, with which we have no banking, financing or other business relationships, precipitating financial industry and capital markets turmoil centered on concerns about the stability and solvency of other banks and financial institutions and the attendant risk they may be closed and/or forced by governmental agencies into receivership or sale. The failure of other banks and financial institutions, if it occurs, could have a material adverse effect on our or our tenants' liquidity or consolidated financial statements if we or our tenants have placed cash and cash equivalent deposits at such banks or financial institutions or have lending relationships with those banks.

Owners of properties located in close proximity to our properties may assert claims against us regarding the use of the property as a cannabis cultivation, processing or dispensing facility, which if successful, could materially and adversely affect our business (including our financial performance and condition).

Owners of properties located in close proximity to our properties may assert claims against us regarding the use of our properties for cannabis cultivation, processing or dispensing, including assertions that the use of the property constitutes a nuisance that diminishes the market value of such owner's nearby property. Such property owners may also attempt to assert such a claim in federal court as a civil matter under the RICO Act. If a property owner were to assert such a claim against us, we may be required to devote significant resources and costs to defending ourselves against such a claim, and if a property owner were to be successful on such a claim, our tenants may be unable to continue to operate their business in its current form at the property, which could materially and adversely impact the tenant's business and the value of our property, our business (including our financial performance and condition) and the trading price of our securities.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially and adversely affect our operations, and we cannot predict the impact that future regulations may have on us.

Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business or that of our tenants, and result in a material adverse effect on our operations or that of our tenants. It is also possible that regulations may be enacted in the future that will be directly applicable to our business, or our tenants. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business or our tenants.

Assets leased to cannabis businesses may be forfeited to the federal government.

Any assets used in conjunction with the violation of federal law are potentially subject to federal forfeiture, even in states where cannabis is legal. In July 2017, the DOJ issued a new policy directive regarding asset forfeiture, referred to as the "equitable sharing program." Under this new policy directive, federal authorities may adopt state and local forfeiture cases and prosecute them at the federal level, allowing for state and local agencies to keep up to 80% of any forfeiture revenue. This policy directive represents a reversal of the DOJ's policy under the Obama administration, and allows for forfeitures to proceed that are not in accord with the limitations imposed by state-specific forfeiture laws. This new policy directive may lead to increased use of asset forfeitures by local, state and federal enforcement agencies. If the federal government decides to initiate forfeiture proceedings against cannabis businesses, such as the medical-use and adult-use cannabis facilities that we have acquired and intend to acquire, our investment in those properties may be lost.

We may have difficulty accessing bankruptcy courts.

As discussed above, cannabis is illegal under federal law. Therefore, there is a compelling argument that the federal bankruptcy courts cannot provide relief for parties who engage in the cannabis or cannabis-related businesses. Recent bankruptcy rulings have denied bankruptcies for dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets as such action would violate the CSA. Therefore, we may not be able to seek the protection of the bankruptcy courts and this could materially affect our business or our ability to obtain credit. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on us or our tenants.

The properties that we own are subject to extensive regulations, which may result in significant costs and materially and adversely affect our business (including our financial performance and condition), liquidity and results of operations.

Our properties are and other properties that we expect to acquire will be subject to various laws and regulatory requirements. For example, local property regulations, including restrictive covenants of record, may restrict the use of properties we acquire and may require us to obtain approval from local authorities with respect to the properties that we expect to acquire, including prior to acquiring a property or when developing or undertaking renovations. Among other things, these restrictions may relate to cultivation, processing or dispensing of medical-use and adult-use cannabis, the use of water and the discharge of waste water, fire and safety, seismic conditions, asbestos-cleanup or hazardous material abatement requirements. Our failure to obtain such regulatory approvals could have a material adverse effect on our business (including our financial performance and condition), liquidity and results of operations. Furthermore, we cannot assure you that the regulatory requirements and statutory prohibitions relating to properties used in cannabis operations will not materially and adversely affect us or the timing or cost of any future acquisitions, developments or renovations, or that additional regulations will not be adopted that would increase such delays or result in additional prohibition or costs.

Risks Related to Financing Our Business

Our growth depends on external sources of capital, which may not be available on favorable terms or at all (which such financing source risk may be more pronounced in the cannabis industry due to financial and regulatory constraints).

We expect to acquire additional real estate assets, which we intend to finance primarily through newly issued equity or debt. We may not be in a position to take advantage of attractive investment opportunities for growth if we are unable, due to global or regional economic uncertainty, changes in the state or federal regulatory environment relating to the cannabis industry, changes in market conditions for the regulated cannabis industry, our own operating or financial performance or otherwise, to access capital markets on a timely basis and on favorable terms or at all. In addition, U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gain and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. Because we intend to grow our business, this limitation may require us to raise additional equity or incur debt at a time when it may be disadvantageous to do so.

Our access to capital will depend upon a number of factors over which we have little or no control, including general market conditions and the market's perception of our current and potential future earnings. In addition, we may raise capital by issuing our common stock through underwritten public offerings, in at-the-market ("ATM") offerings or in private placement transactions. If general economic instability or downturn leads to an inability to borrow at attractive rates or at all, our ability to obtain capital to finance the purchase of real estate assets could be negatively impacted. In addition, banks and other financial institutions may be reluctant to enter into lending transactions with us, particularly secured lending, because we intend to acquire properties used in the cultivation, production or dispensing of cannabis. If this source of funding is unavailable to us, our growth may be limited.

If we are unable to obtain capital on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase. In addition, our ability to refinance all or any debt we may incur in the future, on acceptable terms or at all, is subject to all of the above factors, and will also be affected by our future business (including our financial performance and condition), which additional factors are also subject to significant uncertainties, and therefore we may be unable to refinance any debt we may incur in the future, as it matures, on acceptable terms or at all. All of these events would have a material adverse effect on our business (including our financial performance and condition), including our growth prospects.

In addition, securities clearing firms may refuse to accept deposits of our securities, which may negatively impact the trading of our securities and have a material adverse impact on our ability to obtain capital.

We may incur significant debt, which may subject us to restrictive covenants and increased risk of loss and may reduce cash available for distributions to our stockholders.

As of December 31, 2025, we have $7.6 million outstanding on our Revolving Credit Facility. Although we currently have no other outstanding indebtedness, subject to market conditions and availability, we may incur significant debt through bank credit facilities (including term loans and revolving facilities), public and private debt issuances and derivative instruments, in addition to other transaction or asset specific funding arrangements. The percentage of leverage we employ will vary depending on our available capital, our ability to obtain and access financing arrangements with lenders, debt restrictions contained in those financing arrangements and the lenders' and rating agencies' estimate of the stability of our investment portfolio's cash flow. Our board of directors may significantly increase the amount of leverage we utilize at any time. In addition, we may leverage individual assets at substantially higher levels. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that:

- our cash flow from operations may be insufficient to make required payments of principal and interest on the debt or we may fail to comply with all of the other covenants contained in the debt, which is likely to result in (i) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (ii) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements, and/or (iii) the loss of some or all of our assets to foreclosure or sale;

- we may be unable to borrow additional funds as needed or on favorable terms, or at all;

- to the extent we borrow debt that bears interest at variable rates, increases in interest rates could materially increase our interest expense;

- our default under any loan with cross default provisions could result in a default on other indebtedness;

- our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing costs;

- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions, including distributions currently contemplated or necessary to satisfy the requirements for REIT qualification or other purposes; and

- we may be unable to refinance debt that matures prior to the investment it was used to finance on favorable terms, or at all. There can be no assurance that a leveraging strategy will be successful.

If any one of these events were to occur, our business (including our financial performance and condition) and our ability to make distributions to our stockholders could be materially and adversely affected.

Inflation could adversely impact our tenants and our results of operations.

Inflation, both real or anticipated, as well as any resulting governmental policies, could adversely affect the economy and the costs of labor, goods and services to our tenants. Our long-term leases and loans typically contain provisions such as rent and interest escalators that are designed to mitigate the adverse impact of inflation on the Company's results of operations. However, these provisions may have limited effectiveness at mitigating the risk of high levels of inflation due to contractual limits on escalation that exist in substantially all of our escalation provisions. Our leases are triple-net and typically require the tenant to pay all property operating expenses, and therefore, increases in property-level expenses at our leased properties generally do not directly affect us. However, increased operating costs resulting from inflation could have an adverse impact on our tenants if increases in their operating expenses exceed increases in their revenue, which may adversely affect our tenants' ability to pay rent or other obligations owed to us. An increase in our tenants' expenses and a failure of their revenues to increase at least with inflation could adversely impact our tenants' and our financial condition and our results of operations.

Interest rates could adversely impact our results of operations.

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. We are subject to interest rate risk in connection with our Revolving Credit Facility, and may become subject to further interest rate risk in connection with other borrowings or loans we may enter into in the future. During the year, the interest rate on our Revolving Credit Facility shifted from a fixed rate of 5.65% to a floating rate priced at Prime plus 1% following the end of the fixed rate period, and as of December 31, 2025 it bears a variable rate. If interest rates decline, our interest expense on the Revolving Credit Facility would decrease and our cash flows would improve. If interest rates increase, our cost of financing could significantly increase under the Revolving Credit Facility or under other financing arrangements we may enter into in the future. We may seek to mitigate interest rate risk with derivative instruments; however, there can be no assurance that any hedging strategy would be available on acceptable terms, would be cost-effective, or would offset our exposure to changes in interest rates.

Covenants in our Revolving Credit Facility could adversely affect our financial condition.

Our Revolving Credit Facility is subject to certain liquidity and operating covenants and includes customary representations and warranties, affirmative and negative covenants and events of default. Any of the default events under our Revolving Credit Facility could cause our lenders to accelerate the timing of payments and/or prohibit future borrowings, either of which would have a material adverse effect on our business, operations, financial condition and liquidity.

Risks Related to Our Organization and Structure

Our senior management team manages our portfolio subject to very broad investment guidelines.

Our senior management team has broad discretion over our investments, and our stockholders will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments that are not described in periodic filings with the SEC. We rely on the senior management team's ability to execute acquisitions and dispositions of cannabis-related facilities, subject to the oversight and approval of our board of directors. Our senior management team is authorized to pursue acquisitions and dispositions of real estate investments in accordance with very broad investment guidelines, subject to approval of our board of directors.

We are dependent on our key personnel for our success.

We depend upon the efforts, experience, diligence, skill and network of business contacts of our senior management team, and our success will depend on their continued service. The departure of any of our executive officers or key personnel could have a material adverse effect on our business (including our financial performance and condition). If any of our key personnel were to cease their employment, our operating results could suffer. Further, we do not intend to maintain key personnel life insurance that would provide us with proceeds in the event of death or disability of any of our key personnel.

We believe our future success depends upon our senior management team's ability to hire and retain highly skilled personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such skilled personnel. If we lose or are unable to obtain the services of key personnel, our ability to implement our investment strategies could be delayed or hindered, and the value of our common stock may decline.

Certain of our stockholders have the right to nominate members of our board of directors.

We have entered into an amended and restated investor rights agreement (the "Investor Rights Agreement") with certain of our stockholders, pursuant to which the stockholders party thereto have certain rights with respect to the nomination of members to our board of directors. As a result, our other stockholders may have a limited ability to influence the composition of our board of directors.

Our board of directors may change our investment objectives and strategies without stockholder consent.

Our board of directors determine our major policies, including with regard to financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under our charter and Maryland General Corporation Law (the "MGCL"), our stockholders generally have a right to vote only on the following matters:

- the election or removal of directors;

- the amendment of our charter, except that our board of directors may amend our charter without stockholder approval to:

  - change our name;

  - change the name or other designation or the par value of any class or series of stock and the aggregate par value of our stock;

  - increase or decrease the aggregate number of shares of stock that we have the authority to issue;

  - increase or decrease the number of our shares of any class or series of stock that we have the authority to issue; and

  - effect certain reverse stock splits;

- our liquidation and dissolution; and

- our being a party to a merger, consolidation, sale or other disposition of all or substantially all of our assets or statutory share exchange.

All other matters are subject to the discretion of our board of directors.

Certain provisions of Maryland law could inhibit changes in control.

Under the MGCL, "business combinations" (including a merger, consolidation, statutory share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an "interested stockholder" or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. An interested stockholder is defined as: (a) any person who beneficially owns 10% or more of the voting power of the then-outstanding voting stock of the corporation; or (b) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. A Maryland corporation's board of directors may provide that its approval is subject to compliance with any terms and conditions determined by the board of directors prior to the time that the interested stockholder becomes an interested stockholder.

Thereafter, any such business combination must generally be recommended by the board of directors of such corporation and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation; and

- two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected, or held by an affiliate or associate of the interested stockholder unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

A Maryland corporation's board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a Maryland corporation's board of directors prior to the time that the interested stockholder becomes an interested stockholder. As permitted by the MGCL, our board of directors has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute, *provided* that the business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such persons).

The "control share" provisions of the MGCL provide that, subject to certain exceptions, a holder of "control shares" of a Maryland corporation (defined as shares which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") has no voting rights with respect to such shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and our personnel who are also our directors. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future by our board of directors.

The "unsolicited takeover" provisions of Title 3, Subtitle 8 of the MGCL ("Subtitle 8"), permit the board of directors of a Maryland corporation with a class of equity securities registered under the Exchange Act to, without stockholder approval and regardless of what is currently provided in its charter or bylaws, to implement certain takeover defenses, including the ability to classify the board of directors.

These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide the holders of shares of common stock with the opportunity to realize a premium over the then current market price.

Our authorized but unissued shares of common and preferred stock may prevent a change in our control.

Our charter permits our board of directors to authorize us to issue additional shares of our authorized but unissued common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have the authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the terms of the classified or reclassified shares. As a result, our board of directors may establish a class or series of shares of stock that could delay or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Severance provisions included in our employment agreements with our executive officers could be costly and prevent a change in our control.

The employment agreements that we entered into with our executive officers include severance provisions, which provide that, if their employment with us terminates under certain circumstances (including after a change in our control), we may be required to pay them significant amounts of severance compensation, including accelerated vesting of equity awards, thereby making it costly to terminate their employment. Furthermore, these provisions could delay or prevent a transaction or a change in our control that might involve a premium paid for our common stock or otherwise be in the best interests of our stockholders.

Because of our holding company structure, we depend on our operating partnership and its subsidiaries for cash flows and we will be structurally subordinated in right of payment to the obligations of such operating subsidiary and its subsidiaries.

We are a holding company with no business operations of our own. Our only significant asset is and will be Limited Partnership Units ("LPI Units") and the general partnership interests in our operating partnership. We conduct, and intend to continue to conduct, all of our business operations through our operating partnership. Accordingly, our only source of cash to pay our obligations is distributions from our operating partnership and its subsidiaries of their net earnings and cash flows. We cannot assure our stockholders that our operating partnership or its subsidiaries will be able to, or be permitted to, make distributions to us that will enable us to make distributions to our stockholders from cash flows from operations. Each of our operating partnership's subsidiaries is or will be a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from such entities. In addition, because we are a holding company, claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be able to satisfy claims of stockholders only after all of our and our operating partnership's and its subsidiaries' liabilities and obligations have been paid in full. Furthermore, U.S. bankruptcy courts have generally refused to grant bankruptcy protections to cannabis businesses.

Our operating partnership may issue additional LPI Units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and would have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders.

As of the date of this Annual Report on Form 10-K, we are the sole general partner of our operating partnership and own, directly or through subsidiaries, approximately 98% of the outstanding LPI Units. We may, in connection with our acquisition of properties or otherwise, cause our operating partnership to issue additional LPI Units to third parties. Such issuances would reduce our ownership percentage in our operating partnership and affect the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders. Because our stockholders will not directly own any interest in our operating partnership, our stockholders will not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of LPI Units, which may impede business decisions that could benefit our stockholders.

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Delaware law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our fiduciary duties and obligations as the general partner of our operating partnership may come into conflict with the duties of our directors and officers to our company.

The partnership agreement provides that, in the event of a conflict between the interests of our operating partnership or any partner, on the one hand, and the separate interests of our company or our stockholders, on the other hand, we, in our capacity as the general partner of our operating partnership, are under no obligation not to give priority to the separate interests of our company or our stockholders, and that any action or failure to act on our part or on the part of our directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the limited partners of our operating partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our operating partnership, owe to the operating partnership and its partners.

Additionally, the partnership agreement provides that we will not be liable to our operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by our operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. Our operating partnership must indemnify us, our directors and officers, officers of our operating partnership and our designees from and against any and all claims that relate to the operations of our operating partnership, unless (i) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the person actually received an improper personal benefit in violation or breach of the partnership agreement; or (iii) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. Our operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person's right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit our stockholders recourse in the event of actions not in their best interests.

We have entered into indemnification agreements with each of our directors and officers that provide for indemnification to the maximum extent permitted by Maryland law. Maryland law permits us to include in our charter a provision eliminating the liability of our directors and officers and our stockholders for money damages except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- active and deliberate dishonesty that was established by a final judgment and was material to the cause of action.

Our Company's charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

Our charter authorizes us to obligate ourselves and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

- any present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

- any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, trustee, manager, member or partner of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

Our charter provides that, subject to the rights of holders of any series of preferred stock, a director may be removed only upon the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast generally in the election of directors. Vacancies on the board of directors may be filled only by a vote of the majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our stockholders.

Ownership limitations may restrict change in control or business combination opportunities in which our stockholders might receive a premium for their shares.

To qualify as a REIT under the Code, shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). In order for us to remain qualified as a REIT under the Code, the relevant sections of our charter provide that, subject to certain exceptions, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 7.5% (in value or number of shares, whichever is more restrictive) of the aggregate of our outstanding shares of stock or more than 7.5% (in value or number of shares, whichever is more restrictive) of our outstanding common stock or any class or series of our outstanding preferred stock. These ownership limits and other restrictions could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

We plan to continue to operate our business so that we are not required to register as an investment company under the Investment Company Act.

We engage primarily in the business of investing in real estate and we have not and do not intend to register as an investment company under the Investment Company Act. If our primary business were to change in a manner that would require us register as an investment company under the Investment Company Act, we would have to comply with substantial regulation under the Investment Company Act which could restrict the manner in which we operate and finance our business and could materially and adversely affect our business operations and results.

Risks Related to Our Securities

The market price and trading volume of our common stock may be volatile.

The market price for our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate, resulting in significant price variations.

Some of the factors that could negatively affect the share price or result in fluctuations in the price or trading volume of our common stock include, among others:

- our actual or projected operating results, financial condition, cash flows and liquidity or changes in business strategy or prospects;
- changes in government policies, regulations or laws;
- the performance of our current properties and additional properties that we acquire;
- our ability to make acquisitions on preferable terms or at all;
- additional equity issuances by us, or share resales by our stockholders, or the perception that such issuances or resales may occur;

- actual or anticipated accounting problems;
- publication of research reports about us, the real estate industry or the cannabis industry;
- changes in market valuations of similar companies;
- adverse market reaction to any increased indebtedness we may incur in the future;
- interest rate changes;
- additions to or departures of our senior management team;
- speculation in the press or investment community or negative press in general;
- our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts;
- failure to maintain our qualification as a REIT;
- changes in tax laws;
- the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;
- refusal of securities clearing firms to accept deposits of our securities;
- the realization of any of the other risk factors presented in this Annual Report on Form 10-K;
- actions by institutional stockholders;
- price and volume fluctuations in the stock market generally; and
- market and economic conditions generally, including the current state of the credit and capital markets and the market and economic conditions.

Market factors unrelated to our performance could also negatively impact the market price of our common stock and preferred stock. One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution rate as a percentage of our stock price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in capital markets can affect the market value of our common stock.

We may face liquidity risks.

Our common stock trades on the OTCQX® Best Market. No assurance can be given as to (i) the likelihood that an active market for common stock will develop and be sustained, (ii) the liquidity of any such market, (iii) the ability of the stockholders to sell their shares or (iv) the prices that stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares of our common stock issued upon the exchange of LPI Units), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

In addition, see "Risks Related to Clearing Firms Settling Transactions of Companies Engaged in the Cannabis Industry" for risks related to limitations on clearing houses and other market participants settling transactions in our securities.

Common stock and preferred stock eligible for future sale may have material and adverse effects on our share price.

Subject to applicable law, our board of directors, without further stockholder approval, may authorize us to issue additional shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock, including, without limitation, equity-based awards to participants in the NewLake 2021 Equity Incentive Plan, or to raise capital through the issuance of preferred stock (including equity or debt securities convertible into common or preferred stock), options, warrants and other rights, on terms and for consideration as our board of directors in its sole discretion may determine. Any such issuance could result in dilution of the equity of our stockholders. Sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock.

Our charter also authorizes our board of directors, without stockholder approval, to designate and issue one or more classes or series of preferred stock (including equity or debt securities convertible into common or preferred stock) and to set or change the voting, conversion or other rights, preferences, restrictions, limitations as to dividends or other distributions and qualifications or terms or conditions of redemption of each class of shares so issued. If any preferred stock is publicly offered, the terms and conditions of such preferred stock (including any equity or debt securities convertible into preferred stock) will be set forth in a registration statement registering the issuance of such preferred stock or equity or debt securities convertible into preferred stock. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of common stock or other preferred stock. If we ever create and issue additional preferred stock or equity or debt securities convertible into preferred stock with a distribution preference over common stock or preferred stock, payment of any distribution preferences of new outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock and junior preferred stock. Further, holders of preferred stock are normally entitled to receive a preference payment if we liquidate, dissolve, or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of additional preferred stock may delay, prevent, render more difficult or tend to discourage a merger, tender offer, or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management.

Furthermore, we filed a shelf registration statement, which may permit us, from time to time, to offer and sell common stock, preferred stock, warrants and other securities to the extent necessary or advisable to meet our liquidity needs. Additionally, we have implemented an At-The-Market Program with two sales agents, enabling us to sell common stock to meet our liquidity needs.

Additionally, from time to time we also may issue shares of our common stock or LPI Units in connection with property acquisitions. We may grant additional demand or piggyback registration rights in connection with these issuances. Sales of substantial amounts of our common stock or LPI Units, or the perception that these sales could occur, may adversely affect the prevailing market price of our common stock or may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities.

We cannot assure you of our ability to make distributions in the future.

U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain (which does not equal net income as calculated in accordance with U.S. generally accepted accounting principles ("GAAP")), and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. We may not continue our current level of distributions to stockholders. Our board of directors will determine future distributions based on a number of factors, including cash available for distribution, economic conditions, operating results, our financial condition, especially in relation to our anticipated future capital needs, then current expansion plans, the distribution requirements for REITs, and other factors our board deems relevant. Furthermore, our Loan and Security Agreement contains prohibitions against our payment of any dividend on common or preferred shares, including at any time when there is an event of default under such credit covenants. There are exceptions, however, for payment of dividends necessary to maintain our REIT status as long as certain conditions are met. In addition, we may borrow money, sell assets or use offering proceeds to make distributions to our stockholders, if we are unable to make distributions from cash flows from operations.

Our charter does not restrict our ability to pay distributions from any source and, as a result, the amount of distributions paid at any time may not reflect the performance of our properties or as cash flow from operations.

Our organizational documents do not restrict our ability to make distributions from any source. To the extent that our cash available for distribution is insufficient to cover our distributions, we expect to use our cash on hand, the proceeds from the issuance of securities in the future, the proceeds from borrowings or other sources to pay distributions, some of which would constitute a return of capital to our stockholders. If we fund distributions from borrowings, sales of properties, future issuances of securities or cash on hand, we will have fewer funds available for the acquisition of additional properties resulting in potentially fewer investments, less diversification of our portfolio and a reduced overall return to our stockholders. In addition, the value of our shares of common stock and preferred stock may be diluted because funds that would otherwise be available to make investments would be diverted to fund distributions.

The market price of our common stock could be materially and adversely affected by our level of cash distributions.

The market value of our common stock is based upon the market's perception of our growth potential and our current and potential future cash distributions, whether from operations, sales or re-financings, as well as based upon the real estate market value of our underlying assets. If investors primarily focus on growth and cash distributions, our stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our stock. Our failure to meet the market's expectations with regard to future earnings and cash distributions likely would materially and adversely affect the market price of our common stock.

If securities analysts do not publish research or reports about our industry or if they downgrade our common stock or the cannabis real estate sector, the price of our common stock could decline.

The trading market for our common stock will rely in part upon the research and reports that industry or financial analysts publish about us or our industry. We have no control over these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our shares or our industry, or the stock of any of our competitors, the price of our common stock could decline. If one or more of these analysts ceases coverage of our company, we could lose attention in the market which in turn could cause the price of our common stock to decline.

Risks Related to Our Taxation as a REIT

Our failure to remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders and have significant adverse consequences on the market price of our common stock.

We elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ended December 31, 2019. We believe that we have been organized and operated in such a manner as to remain qualified for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and intend to continue to operate in such a manner in the future. We have not requested and do not intend to request a ruling from the Internal Revenue Service (the "Service") that we remain qualified as a REIT, and the statements in this report are not binding on the Service or any court. Qualification as a REIT involves the application of highly technical and complex Code provisions and regulations promulgated by the U.S. Treasury Department thereunder ("Treasury Regulations") for which there are limited judicial and administrative interpretations. Accordingly, we cannot provide assurance that we will remain qualified as a REIT.

To remain qualified as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions to stockholders. Our ability to satisfy these asset tests depends upon the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our income and assets on an ongoing basis. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to remain qualified as a REIT. Thus, while we intend to operate in a manner to remain qualified as a REIT, in view of the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, we cannot provide assurance that we will so qualify for any particular year. These considerations also might restrict the types of income we can realize, or assets that we can acquire in the future.

If we fail to remain qualified as a REIT in any taxable year, and we do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax on our taxable income at regular corporate rates (and possibly increased state and local taxes). We will not be able to deduct distributions to our stockholders in any year in which we fail to qualify, nor will we be required to make distributions to our stockholders. In such a case, we might need to borrow money, sell assets, or reduce or even cease making distributions in order to pay our taxes. Our payment of income tax would reduce significantly the amount of cash available for distribution to our stockholders. If we fail to remain qualified as a REIT, all distributions to stockholders, to the extent of current and accumulated earnings and profits, will be taxable to the stockholders as dividend income (which may be subject to tax at preferential rates) and corporate distributions may be eligible for the dividends received deduction if they satisfy the relevant provisions of the Code. Furthermore, if we fail to remain qualified as a REIT, we no longer would be required to distribute substantially all of our net taxable income to our stockholders. In addition, unless we were eligible for certain statutory relief provisions, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify. We might not be entitled to the statutory relief described in this paragraph in all circumstances.

The REIT distribution requirements could adversely affect our ability to execute our business plan, require us to borrow funds during unfavorable market conditions or subject us to tax, which would reduce the cash available for distribution to our stockholders.

To remain qualified as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. In addition, we will be subject to U.S. federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income (including net capital gain) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax. However, we can provide no assurances that we will have sufficient cash or other liquid assets to meet these requirements. Difficulties in meeting the distribution requirements might arise due to competing demands for available funds or timing differences between tax reporting and cash receipts. In addition, if the Service were to disallow certain of our deductions, such as employee salaries, depreciation or interest expense, by alleging that we, through our rental agreements with our state-licensed cannabis tenants, are primarily or vicariously liable for "trafficking" a Schedule 1 substance (cannabis) under Section 280E of the Code or otherwise, we would be unable to meet the distribution requirements and would fail to remain qualified as a REIT. Likewise, if any governmental entity were to impose fines on us for our business involvement in state-licensed cannabis, such fines would not be deductible and the inability to deduct such fines could also cause us to be unable to satisfy the distribution requirement.

We may also generate less cash flow than taxable income in a particular year. In such event, we may be required to use cash reserves, incur debt or liquidate assets at rates or times that we regard as unfavorable or, to the extent possible, make a taxable distribution of our stock in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax in that year. Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay penalties and interest based upon the amount of any deduction taken for deficiency dividends. If we do not have sufficient cash to distribute, we may incur U.S. federal income tax, U.S. federal excise tax and/or our REIT status may be jeopardized.

If we are deemed to be subject to Section 280E of the Code because of the business activities of our tenants, the resulting disallowance of tax deductions could cause us to incur U.S. federal income tax and jeopardize our REIT status.

Section 280E of the Code provides that, with respect to any taxpayer, no deduction or credit is allowed for expenses incurred during a taxable year "in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the Controlled Substance Act) which is prohibited by federal law or the law of any State in which such trade or business is conducted." Because cannabis is currently a Schedule I controlled substance under the CSA, Section 280E of the Code by its terms applies to the purchase and sale of medical-use and adult-use cannabis products. It is not clear if cannabis will be rescheduled to Schedule III, and any such rescheduling may provide prospective relief only. Although we will not be engaged in the purchase, sale, growth, cultivation, harvesting, or processing of medical-use and adult-use cannabis products, we will lease our properties to tenants who will engage in such activities, and therefore our tenants likely will be subject to Section 280E of the Code. If the Service were to take the position that, through our rental agreements with our state-licensed cannabis tenants, we are primarily or vicariously liable under federal law for "trafficking" a Schedule 1 substance (cannabis) under Section 280E of the Code or for any other violations of the CSA, the Service may seek to apply the provisions of Section 280E of the Code to our company and disallow certain tax deductions, including for employee salaries, depreciation or interest expense. If such tax deductions are disallowed, we would be unable to meet the distribution requirements applicable to REITs under the Code, which could cause us to incur U.S. federal income tax and fail to remain qualified as a REIT. Because we are not engaged in the purchase or sale of a controlled substance, we do not believe that we will be subject to the disallowance provisions of Section 280E of the Code, and neither we nor our tax advisors are aware of any tax court cases or guidance from the Service in which a taxpayer not engaged in the purchase or sale of a controlled substance was disallowed deductions under Section 280E of the Code. However, there is no assurance that the Service will not take such a position either currently or in the future.

Complying with REIT requirements may cause us to forego otherwise attractive business opportunities or liquidate otherwise attractive investments.

To remain qualified as a REIT, we must ensure that we meet the REIT gross income tests annually. In addition, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our total assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans, certain kinds of mortgage-backed securities and certain securities issued by other REITs. The remainder of our investment in securities (other than government securities, securities of corporations that are treated as TRSs, and qualified REIT real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer.

In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, no more than 25% (20% for taxable years beginning before January 1, 2026) of the value of our total securities can be represented by securities of one or more TRSs, and the aggregate value of debt instruments issued by public REITs held by us that are not otherwise secured by real property may not exceed 25% of the value of our total assets. If we fail to comply with these asset requirements at the end of any calendar quarter, we generally must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences.

To meet these tests, we may be required to take or forego taking actions that we would otherwise consider advantageous. For instance, we may be required to forego investments that we otherwise would make. Furthermore, we may be required to liquidate from our portfolio otherwise attractive investments. In addition, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders. Thus, compliance with the REIT requirements may hinder our investment performance.

In certain circumstances, even if we qualify as a REIT, we and our subsidiaries may be subject to certain U.S. federal, state and other taxes, which would reduce our cash available for distribution to our stockholders.

Even if we qualify as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property and, in certain cases, a 100% penalty tax, in the event we sell property as a dealer. There is a safe harbor from this penalty tax for property that is held for certain time periods, but there can be no assurance that property sales have qualified or will qualify for this safe harbor. If a sale does not qualify for the safe harbor, then the sale is evaluated based on all of the facts and circumstances. Any U.S. federal, state or other taxes we pay will reduce our cash available for distribution to stockholders.

The ability of our board of directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our net taxable income and we generally would no longer be required to distribute any of our net taxable income for our stockholders, which may have adverse consequences on our total return to our stockholders.

Our transactions with our TRS will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms.

Overall, no more than 25% (20% for taxable years beginning before January 1, 2026) of the value of a REIT's assets may consist of stock or securities of one or more TRSs. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation and, in certain circumstances, other limitations on deductibility may apply. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. Our TRS will be subject to applicable federal, foreign, state and local income tax on its taxable income, and its after-tax net income will be available for distribution to us but is not required to be distributed to us. We believe that the aggregate value of the stock and securities of our TRS will be less than 25% (20% for taxable years beginning before January 1, 2026) of the value of our total assets (including our TRS stock and securities). Furthermore, we will monitor the value of our respective investments in our TRS for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with our TRS on terms that we believe are arm's length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% limitation discussed above or to avoid application of the 100% excise tax.

Dividends payable by REITs do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of our common stock.

Qualified dividend income payable to U.S. investors that are individuals, trusts, and estates is subject to the reduced maximum tax rate applicable to long-term capital gains. Dividends (other than capital gain dividends) payable by REITs, however, generally are not eligible for the reduced rates. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of our common stock.

Non-corporate stockholders, including individuals, generally may deduct 20% of "qualified REIT dividends" (generally, dividends received by a REIT shareholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations. If we fail to remain qualified as a REIT, such stockholders may not claim this deduction with respect to dividends paid by us.

Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code may limit our ability to hedge our liabilities. Under these provisions, any income that we generate from transactions intended to hedge our interest rate, inflation and/or currency risks will be excluded from gross income for purposes of the 75% and 95% gross income tests if the instrument hedges (1) interest rate risk on liabilities incurred to carry or acquire real estate, (2) risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests, or (3) the instrument was entered into to "offset" certain instruments described in clauses (1) or (2) of this sentence and certain other requirements are satisfied and such instrument is properly identified under applicable Treasury Department regulations. Income from hedging transactions that do not meet these requirements is likely to constitute non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRSs would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a TRS generally will not provide any tax benefit, except for being carried forward against future taxable income of such TRS.

Re-characterization of sale-leaseback transactions may cause us to lose our REIT status.

We purchase many properties and lease them back to the sellers of such properties. While we will use our best efforts to structure any such sale-leaseback transaction so that the lease will be characterized as a "true lease," thereby allowing us to be treated as the owner of the property for federal income tax purposes, the Service could challenge such characterization. In the event that any sale-leaseback transaction is challenged and re-characterized as a financing transaction or loan for federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so re-characterized, we might fail to satisfy the REIT qualification "asset tests" or the "income tests" and, consequently, lose our REIT status effective with the year of re-characterization. Alternatively, the amount of our REIT taxable income could be recalculated which might also cause us to fail to meet the distribution requirement for a taxable year.

Non-U.S. stockholders will generally be subject to withholding tax with respect to our dividends.

Non-U.S. stockholders generally will be subject to U.S. federal withholding tax on ordinary dividends received from us at a 30% rate, subject to reduction under an applicable treaty or a statutory exemption under the Code.

Legislative, regulatory or administrative changes could adversely affect us or our stockholders.

At any time, the U.S. federal income tax laws or Treasury Regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect, and may adversely affect us and our stockholders. We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively.

We cannot predict whether any of these proposed changes will become law. We cannot predict the long-term effect of any recent or future tax law changes on REITs and their stockholders. Prospective investors are urged to consult with their tax advisors regarding the effect of potential changes to the federal tax laws on an investment in our stock.

Risks Related to General and Other Factors

The occurrence of cyber incidents or cyberattacks could disrupt our operations, result in the loss of confidential information and/or damage our business relationships and reputation.

The risk of a security breach or disruption, particularly through cyberattack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. We rely on technology to run our business, and as such we are subject to risk from cyber incidents, including cyberattacks attempting to gain unauthorized access to our systems to disrupt operations, corrupt data or steal confidential information, and other electronic security breaches. While we have implemented measures to help mitigate these threats, such measures cannot guarantee that we will be successful in preventing a cyber incident. The occurrence of a cyber incident or cyberattack could disrupt our operations, compromise the confidential information of our employees or tenants, damage our business relationships and reputation and/or have an adverse impact on our business (including our financial performance and condition). We are not aware of any cyber incidents that we believe to be material or that could have a material adverse effect on our business, financial condition and results of operations.

We cannot predict every event and circumstance that may affect our business, and therefore, the risks and uncertainties discussed herein may not be the only ones you should consider.

We are aware of a limited number of other publicly-traded REITs that focus on the acquisition and ownership of cannabis facilities. Therefore, we may encounter risks of which we are not aware at this time, which could have a material adverse impact on our business (including our financial performance and condition).

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We employ a risk management strategy for the assessment, identification and management of material risks stemming from cybersecurity threats. Our methodologies involve a systematic evaluation of potential threats, vulnerabilities, and their potential impacts on our organization's operations, data, and systems. Our cybersecurity risk management program includes:

- Risk assessments designed to help identify material cybersecurity risks to our critical systems, data and our IT environment;
- The use of third-party service providers to assess, test or otherwise assist with aspects of our security controls;
- Cybersecurity awareness training for our employees and senior management through the use of third-party providers for regular mandatory trainings;
- A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
- Designing and assess our program using the National Institute of Standards and Technology ("NIST") Cybersecurity Framework as a set of guiding principles.

Our third-party service providers are primarily responsible for the security of their own information technology environments and we rely on third-party service providers to supply and store our sensitive data in a secure manner. All of these third parties face potential risks relating to cybersecurity similar to ours which could disrupt their businesses and therefore adversely impact us. While we provide guidance and specific requirements in some cases, we do not directly control any of these parties' information technology security operations, or the amount of investment they place in guarding against cybersecurity threats. Accordingly, we are subject to any flaws or breaches of their information technology systems, or those which they operate for us, which could have a material adverse effect on our financial condition or results of operations.

Incident Risk

We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See "Risk Factors – The occurrence of cyber incidents or cyberattacks could disrupt our operations, result in the loss of confidential information and/or damage our business relationships and reputation." We maintain an incident response process that includes escalation criteria for potentially material events, coordination with external advisors where appropriate, and procedures for timely evaluation of disclosure obligations.

Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (the "Committee") oversight of cybersecurity and other information technology risks. The Committee oversees management's implementation of our cybersecurity risk management program. The Committee receives periodic reports from management on our potential cybersecurity risks and threats and receives presentations on cybersecurity topics. In addition, management oversees and identifies such risks from cybersecurity threats associated with our use of third-party service providers and works collaboratively with our third-party providers to test our systems security processes and prevent, monitor, detect, mediate and remediate cybersecurity threats and incidents, and will report such threats and incidents to the Committee when appropriate. The Committee reports to the full board of directors regarding its activities, including those related to cybersecurity.

Our Chief Executive Officer, Anthony Coniglio, leads our cybersecurity risk assessment and management processes. Previously, Mr. Coniglio was the Chief Executive Officer of Primary Capital Mortgage Company ("PCM"), a residential mortgage company, where he was responsible for overseeing information technology, including cybersecurity, for the highly regulated business. Mr. Coniglio currently serves on the board of St. Mary's Hospital for Children, as chair of the IT & cybersecurity committee and as chair of the audit committee.

Mr. Coniglio oversees the development and enhancement of internal controls designed to prevent, detect, address, and mitigate the risk of cyber incidents. Since 2021, we have retained a third-party information technology provider to develop and maintain our information technology infrastructure, cloud network, and assist in the development of cybersecurity and information technology policies. Our third-party provider is independently examined under the MSPAlliance® Cyber Verify program.

Management plays a key role in incorporating cybersecurity risk considerations into our broader risk management framework and ensuring that essential priorities are communicated to the appropriate personnel. Management is responsible for approving cybersecurity processes, reviewing cybersecurity assessments and other cybersecurity-related matters, and responding to cybersecurity incidents, including reporting cybersecurity incidents to the Committee as described above. Our management team also evaluates the potential impact of cybersecurity incidents. If any such incidents occur, management's evaluation considers factors such as the nature. scope and materiality of the incident, and its effects on the Company's operations.

As of the date of this Annual Report on Form 10-K, we have not identified of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

ITEM 2. PROPERTIES

Our Properties

We seek to acquire specialized real estate assets used for cultivation and processing of cannabis, as well as retail dispensaries that are strategic profit centers for our tenants and are well positioned for the regulatory evolution of the industry. These licensed facilities are critical components of the cannabis industry, particularly in limited-license jurisdictions. As of December 31, 2025, we owned 34 properties comprised of 19 dispensaries and 15 cultivation facilities that are primarily leased to state-licensed cannabis operators, with a weighted average remaining lease term of approximately 12.09 years. Based on invested capital, as of December 31, 2025, our portfolio was comprised of approximately 90.8% cultivation facilities and 9.2% dispensaries.

As of December 31, 2025, we had aggregate unfunded commitments to invest $0.4 million for the development and improvement of our existing dispensary in Ohio. We define these improvement allowances as a commitment pursuant to our lease with the tenant to fund alterations, additions or improvements to the premises. Our leases are generally structured to disburse capital over specified periods of time. The leases also generally contain certain provisions that require tenants to pay rent on the full amount of capital under each lease, whether or not disbursed.

Existing Portfolio. The table below sets forth our property portfolio as of December 31, 2025 (in thousands, except square feet):

Property Type	State	Tenant	Rentable Square Feet[1]	Investment in Real Estate[2]	Real Estate Construction in Progress	Total Real Estate	In-Place Lease Intangible Assets[3]	Total Investment
Cultivation	Florida	Curaleaf	417,350	$ 75,983	$ —	$ 75,983	$ —	$ 75,983
Cultivation	Illinois	Cresco Labs	222,455	50,732	—	50,732	—	50,732
Cultivation	Massachusetts	Vacant	145,852	42,860	—	42,860	—	42,860
Cultivation	Pennsylvania	Trulieve	144,602	44,270	—	44,270	12,331	56,601
Cultivation	Arizona	Mint	100,758	21,810	—	21,810	—	21,810
Cultivation	Pennsylvania	Calypso Enterprises	99,200	32,013	—	32,013	—	32,013
Cultivation	Missouri	C3 Industries	94,570	29,017	—	29,017	—	29,017
Cultivation	Missouri	CODES	81,808	21,101	—	21,101	—	21,101
Cultivation	Connecticut	C3 Industries [4]	58,436	4,974	—	4,974	—	4,974
Cultivation	Nevada	Vacant	56,536	13,579	—	13,579	—	13,579
Cultivation	Massachusetts	The Cannabist Company	38,890	13,826	—	13,826	4,120	17,946
Cultivation	Massachusetts	Acreage	38,380	9,791	—	9,791	—	9,791
Cultivation	Pennsylvania	Vacant	38,031	15,278	—	15,278	—	15,278
Cultivation	Illinois	The Cannabist Company	32,802	11,361	—	11,361	3,106	14,467
Cultivation	Pennsylvania	Acreage	30,625	10,161	—	10,161	—	10,161
Dispensary	Connecticut	Curaleaf	11,181	2,930	—	2,930	441	3,371
Dispensary	Massachusetts	PharmaCann	11,116	2,112	—	2,112	363	2,475
Dispensary	Arkansas	CODES	7,592	2,157	—	2,157	320	2,477
Dispensary	Ohio	Curaleaf	7,200	3,353	—	3,353	582	3,935
Dispensary	Illinois	Curaleaf	6,100	1,734	—	1,734	257	1,991
Dispensary	Ohio	Cresco Labs	5,806	990		990	—	990
Dispensary	Ohio	Cresco Labs	5,216	500	—	500	—	500
Dispensary	Illinois	Curaleaf	5,040	3,362	—	3,362	575	3,937
Dispensary	Illinois	The Cannabist Company	4,736	1,215	—	1,215	206	1,421
Dispensary	North Dakota	Curaleaf	4,590	2,174	—	2,174	355	2,529
Dispensary	Massachusetts	The Cannabist Company	4,290	2,320	—	2,320	373	2,693
Dispensary	Pennsylvania	Curaleaf	4,167	950	—	950	—	950
Dispensary	Ohio	PharmaCann	3,735	1,550	—	1,550	—	1,550
Dispensary	Pennsylvania	Curaleaf	3,500	2,226	—	2,226	369	2,595
Dispensary	Pennsylvania	PharmaCann	3,481	1,315	—	1,315	256	1,571
Dispensary	Connecticut	Bud'r	2,872	929	—	929	—	929
Dispensary	California	The Cannabist Company	2,470	3,774	—	3,774	1,071	4,845
Dispensary	Pennsylvania	Curaleaf	1,968	1,918	—	1,918	320	2,238
Dispensary	Illinois	Curaleaf	1,851	594	—	594	98	692
Total			**1,697,206**	**$ 432,859**	**$ —**	**$ 432,859**	**$ 25,143**	**$ 458,002**

(1) Includes estimated rentable square feet at completion of construction.

(2) Includes the purchase price (and in some cases, transaction costs that have been capitalized into the purchase price) and building and improvement commitments funded, if any, as of December 31, 2025. Excludes building and improvement commitments not funded as of December 31, 2025.

(3) Represents gross In-Place Intangibles at acquisition. Does not include accumulated amortization.

(4) This property is classified as Real Estate Held for Sale as of December 31, 2025, in the accompanying Consolidated Balance Sheet.

The following table sets forth a summary of the lease expirations for leases in place as of December 31, 2025 for each of the ten full calendar years beginning January 1, 2026. The information set forth in the table does not assume exercise of renewal options by tenants (square footage and annualized base rent in thousands).

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% of Portfolio Net Rentable Square Feet	Annualized Base Rent[1]	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot[2]
2026	—	—	—%	$—	—%	$—
2027	—	—	—%	—	—%	—
2028	—	—	—%	—	—%	—
2029	3	11,496	0.8%	899	1.9%	78.24
2030	—	—	—%	—	—%	—
2031	2	14,597	1.0%	421	0.9%	28.83
2032	7	39,392	2.7%	1,657	3.5%	42.07
2033	2	9,630	0.7%	600	1.3%	62.29
2034	6	445,788	30.6%	16,285	34.8%	36.53
2035	2	11,022	0.8%	86	0.2%	7.83
Thereafter	9	924,862	63.5%	26,827	57.4%	29.01
Total/Weighted Average[3]	31	1,456,787	100.0%	$46,776	100.0%	$32.11

(1) Annualized base rent is calculated by multiplying (i) contractual rental income (including base rent and fees, and excluding reimbursable revenues) for the month ended December 31, 2025, by (ii) 12.

(2) Annualized base rent per leased square foot is calculated by dividing (i) annualized contractual rental income (including base rent and fees, and excluding reimbursable revenues) by (ii) net rentable square feet. Amounts may not recalculate due to rounding.

(3) Includes one lease at a property that was classified as real estate held for sale as of December 31, 2025, since the tenant continued to operate under the existing lease as of December 31, 2025. Does not include three properties which were vacant as of December 31, 2025, since there were no active leases associated with the vacant properties as of December 31, 2025.

We target companies that have successfully navigated complex state regulation and fulfilled rigorous state-licensing requirements. We believe we have been diligent in partnering with a diverse tenant base of experienced operators in limited licensed jurisdictions that have strong management teams. Our tenants have generally demonstrated access to capital, which is critical to continuing to execute on their respective business plans.

As of December 31, 2025, we owned 34 properties, of which 31 were leased to 11 tenants and three were vacant. The following presents the tenant leased properties as of December 31, 2025 (dollars in thousands).

Tenant[1]	Total Investment[2][3]		Number of Leases	Percentage of Annualized Rental Income[4]
Curaleaf	$	98,221	10	25.8%
Trulieve		56,601	1	12.4%
Cresco		52,223	3	14.8%
Acreage		19,952	2	7.2%
The Cannabist Company		41,372	5	9.2%
C3 Industries [5]		33,990	2	8.4%
Mint		21,810	1	6.7%
Calypso Enterprises		32,013	1	8.0%
CODES		23,578	2	5.9%
PharmaCann		5,596	3	1.3%
Bud'r		929	1	0.3%
Total	**$**	**386,285**	**31**	**100.0%**

(1) Lease may be with a subsidiary of this entity, for which this entity or an affiliate is a guarantor.

(2) Includes the purchase price (and in some cases, transaction costs that have been capitalized into the purchase price), gross In-Place Lease Intangible Assets and building and improvement commitments funded, if any, as of December 31, 2025. Excludes building and improvement commitments not funded as of December 31, 2025.

(3) Total Investment does not include three vacant properties with an aggregate total investment of approximately $71.7 million.

(4) Annualized Rental Income is calculated by multiplying (i) contractual rental income (including base rent and fee, and excluding reimbursable revenues) for the month ended December 31, 2025, by (ii) 12.

(5) Includes one property classified as real estate held for sale since the tenant continued to operate under the existing lease as of December 31, 2025.

Curaleaf

We own nine dispensaries and one cultivation facility that are leased to subsidiaries of Curaleaf, which is, or an affiliate is, the corporate guarantor. Curaleaf is publicly-traded on the TSX and OTC markets under the symbols CURA and CURLF, respectively. Curaleaf's filings, including their financial information, are electronically available at www.sec.gov and from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, the Canadian equivalent of the SEC electronic document gathering and retrieval system.

ITEM 3. LEGAL PROCEEDINGS

As of December 31, 2025, we were not a party to any material legal proceedings. From time to time, we may in the future be a party to various claims and routine litigation arising in the ordinary course of business.

ITEM 4. MINE SAFETY

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock is listed on the OTCQX® Best Market operated by the OTC Markets Group, Inc., under the symbol "NLCP".

Dividend Information

In accordance with the requirements for maintaining REIT status, we intend to distribute to stockholders aggregate dividends equaling at least 90% of our REIT taxable income (determined without regard to the deduction of dividends paid and by excluding any net capital gain) for each taxable year and will endeavor to distribute at least 100% of our REIT taxable income so as not to be subject to federal income tax. Distributions of economic profits could be classified as return of capital due to differences between book and tax accounting rules. We may make additional returns of capital when the potential risk-adjusted returns from new investments fail to exceed our cost of capital. Subject to the limitations of applicable securities and state corporation laws, we can return capital by making purchases of our own capital stock or through payment of dividends.

Shareholder Information

As of December 31, 2025, there were 189 holders of record of our common stock. This figure does not represent the actual number of beneficial owners of our common stock because shares of our common stock are frequently held in "street name" by securities dealers and others for the benefit of beneficial owners who may vote the shares.

Sales of Unregistered Securities

None.

Use of Proceeds from Sales of Registered Securities

None.

Purchase of Equity Securities by the Issuer

On November 7, 2022, the board of directors of the Company authorized a stock repurchase program of up to $10.0 million of its common stock through December 31, 2023. On September 15, 2023, the board of directors authorized an amendment to the stock repurchase program for the repurchase of up to an additional $10.0 million of outstanding common stock and extended the program through December 31, 2024 and on November 19, 2024, the board of directors authorized extending the duration of our existing share repurchase plan to conclude on December 31, 2026. Purchases made pursuant to the stock repurchase program will be made in the open market, in privately negotiated transactions, or pursuant to any trading plan that may be adopted in accordance with Rule 10b-18 of the Securities and Exchange Act of 1934, as amended. The authorization of the stock repurchase program does not obligate the Company to acquire any particular amount of common stock. The timing, manner, price and amount of any repurchases will be determined by the Company in its discretion and will be subject to economic and market conditions, stock price, applicable legal requirements and other factors.

The Company did not repurchase any shares under the stock repurchase program during the year ended December 31, 2025.

The following is a summary of common shares repurchased:

Period	Total Number Of Common Shares Purchased	Average Price Paid Per Common Share	Total Number Of Common Shares Purchased As Part Of Publicly Announced Plans Or Programs[1]	Approximate Dollar Value Of Common Shares That May Yet Be Purchased Under the Plan Or Programs[1]
October 1, 2025 - October 31, 2025	—	—	—	$ 8,193,910
November 1, 2025 - November 30, 2025	—	—	—	$ 8,193,910
December 1, 2025 - December 31, 2025	—	—	—	$ 8,193,910
Total for the three months ended December 31, 2025	—	—	—	

(1) Relates to the remaining availability under the Company's Stock Repuchase Program.

Securities Authorized for Issuance Under Equity Compensation Plan

For information about our equity compensation plans and other related stockholder matters, see Item 12 of Part III of this Annual Report on Form 10-K.

ITEM 6. RESERVED.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K.

This discussion, particularly information with respect to our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations, includes forward-looking statements that involve risks and uncertainties as described under the heading "Cautionary Statement Regarding Forward-Looking Statements" in this Annual Report on Form 10-K. You should review the disclosure under the heading "Risk Factors" in this Annual Report on Form 10-K for a discussion of important factors that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

Overview

NewLake Capital Partners, Inc., (the "Company," "we," "our," "us,") is an internally managed REIT and a leading provider of real estate capital to state-licensed cannabis operators primarily through sale-leaseback transactions, third-party purchases and funding for build-to-suit projects. Our properties are leased to single tenants on a long-term, triple-net basis, which obligates the tenant for the ongoing expenses of the leased property, in addition to its rent obligations.

We were incorporated in Maryland on April 9, 2019. We conduct our business through a traditional umbrella partnership REIT structure, in which properties are owned by an operating partnership, directly or through subsidiaries. We are the sole general partner of our operating partnership and currently own approximately 98% of the Limited Partnership Interest ("LPI Units"). We have elected to be taxed as a REIT for U.S. federal income tax purposes beginning with our short taxable year ended December 31, 2019 and intend to operate our business so as to continue to qualify as a REIT.

As of December 31, 2025, we owned 34 properties across 12 states, consisting of 19 dispensaries and 15 cultivation facilities. The 34 properties included 31 properties leased to 11 state-licensed operators and 3 properties which were vacant.

Emerging Growth Company

We have elected to be an emerging growth company, as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company, among other things:

- We are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

- We are permitted to provide less extensive disclosure about our executive compensation arrangements; and

- We are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We have elected to use an extended transition period for complying with new or revised accounting standards.

We may take advantage of the other provisions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.2 billion (subject to adjustment for inflation), (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period or (iv) the last day of the fiscal year ending December 31, 2026, following the fifth anniversary of our initial public offering.

Factors Impacting Our Operating Results

Our results of operations are affected by a number of factors and depend on the rental revenue we receive from the properties that we own, interest income we receive from the loans we originate, the timing of lease expirations, general market conditions, the regulatory environment in the cannabis industry, and the competitive environment for real estate assets that support the cannabis industry.

Additionally, our results are impacted by the financial condition of our tenants. While our portfolio is anchored by several large multi-state operators, the broader cannabis sector is navigating an environment with significant upcoming debt maturities. This industry-wide liquidity stress may impact the financial flexibility of certain of our tenants, potentially affecting their ability to meet lease obligations and leading to payment defaults or the necessity for lease restructurings. Refer to Item 1A. Risk Factors for risks associated with our tenants.

Rental Income

We generate rental income from real estate properties we own and from properties we may acquire in the future. The level and stability of rental income are influenced by a number of factors, including:Leasing activity and terms. Our ability to enter into new leases at market rents, including annual rent increases, and to renew or re-lease properties at expiration.

- Tenant performance and rent collection. Collections primarily relate to tenants' and guarantors' financial condition and their ability to make rent payments on time.

- Industry and regulatory conditions. Our tenants operate in the cannabis industry. Changes in state or local laws, or in their interpretation or enforcement, may impair our ability to renew or re-lease properties and tenants' ability to fulfill lease obligations, which could adversely affect our ability to maintain or increase rental rates.

- Tenant operating history. Certain tenants have limited operating histories and may be more susceptible to payment or other lease defaults. Accordingly, our operating results may be influenced by the financial performance and creditworthiness of our tenants.

For the year ended December 31, 2025, all rental income was derived from triple-net leases. Under these leases, tenants are generally responsible for real estate taxes, insurance, maintenance and utilities, and most leases include a parent or affiliate guaranty. During 2025, we had rental agreements with 13 tenants. Two tenants defaulted on their lease agreements, which resulted in three properties being vacated prior to year-end. At December 31, 2025, we had 11 tenants. We are actively pursuing re-lease of the three properties vacated by two tenants in default.

Financial Performance and Condition of Our Tenants

Condition of Our Tenants

Tenant Defaults

Pottsville, PA and Sparks, NV Cultivation Facilities

On July 30, 2025, AYR Wellness, Inc. ("AYR"), which operated at two of our properties located in Pottsville, PA and Sparks, NV, announced that it had entered into a restructuring support agreement with its senior noteholders. Under the restructuring support agreement, certain AYR assets and operations will be acquired by the senior noteholders, while the remaining assets and operations, including those at our leased properties, are to be sold or wound down.

The cultivation properties leased to AYR accounted for approximately 5.3% of our rental income for the year ended December 31, 2025. AYR satisfied its rent obligations through July 2025; however, beginning in August 2025 through the end of the year, no rent was received for our Pottsville, PA and Sparks, NV cultivation properties, which AYR vacated during the third quarter of 2025. We applied AYR's security deposits totaling approximately $913.5 thousand toward unpaid rent for the Pottsville and Sparks properties during the third and fourth quarters of 2025. As of December 31, 2025, the security deposits had been fully applied across both properties. We are actively working to re-lease the properties.

Fitchburg, MA Cultivation Facility

Revolutionary Clinics, Inc. ("Revolutionary Clinics") which leased the Company's Fitchburg, MA cultivation property, experienced operational challenges that impaired its ability to meet contractual rent obligations. Beginning in June 2024 through December 2024, Revolutionary Clinics remitted approximately 50% of rent due. On December 13, 2024, Revolutionary Clinic entered into receivership. In the first quarter of 2025, we entered into a stipulation agreement with the court-appointed receiver to receive 50% of contractual monthly rent on a weekly basis, along with weekly reimbursements for certain delinquent real estate taxes and utilities previously paid by us until the property was vacated and operations ceased. In July 2025, Revolutionary Clinics vacated the property, and rental payments ceased. We have engaged a broker and are actively working to re-lease property.

Lease Modification

In October 2025, we amended our lease agreements with C3 Industries ("C3"). Under the amended Hartford, CT lease, we agreed to pursue a sale of the Hartford, CT property. In connection with that agreement, C3 is required to reimburse us for any shortfall if sale proceeds are less than our investment basis. Conversely, if sale proceeds exceed our basis, a portion of the excess will be paid to C3 as reimbursement for its investment in the property. C3 will continue to pay monthly base rent through the sale date. Upon completion of the sale, a portion of the rent previously allocated to the Hartford, CT property will be reallocated to the Missouri lease to compensate us for a portion of the income no longer received from Hartford, CT property. C3 will continue to pay incremental rent under the Missouri lease until we invest in new properties with C3 pursuant to our right-of-first-refusal agreement.

See Item 1A. "Risk Factors" of this Annual Report on Form 10-K for additional factors that may impact our operating results.

2025 Financial Markets Update

During the year ended December 31, 2025, financial markets continued to experience volatility amid persistent macroeconomic uncertainty. Early-year optimism around potential monetary easing gave way to renewed concerns over inflation, trade policy instability, and geopolitical tensions. Equity indices delivered mixed performance, and credit markets remained contained.

Following a cumulative 100 basis point reduction in interest rates during the second half of 2024, recessionary concerns intensified during 2025, driven by declining consumer confidence, persistent inflationary pressures, and unpredictable trade and tariff developments. These headwinds prompted businesses and investors to adopt more conservative financial strategies, with increased emphasis on liquidity and risk management. In response to signs of labor market softening, moderating inflation, and tightening credit conditions, the Federal Reserve implemented a cumulative 75 basis point reduction during the second half of 2025. The prime lending rate remained elevated for most of 2025, which provided limited relief to borrowers. Capital availability remains tight particularly for emerging and specialized sectors such as cannabis. Many operators across the industry continue to face margin compression and debt strain, with billions in loans maturing by 2026 and limited access to refinancing options.

As a REIT focused on leasing properties to cannabis tenants, we remain vigilant in monitoring these evolving market dynamics. Prudent financial oversight and proactive tenant engagement remain central to our strategy as we navigate an operating environment shaped by elevated interest rates, cautious investor sentiment, and sector-specific risks. We believe broader financial challenges within the cannabis industry including debt strain and refinancing difficulties highlight the importance of disciplined tenant underwriting and portfolio management.

Regulatory Environment - Industry Impacts

As discussed in "Item 1 Business", the federal rescheduling process remained pending at year-end 2025. Within this environment, capital-markets conditions for state-regulated operators were mixed. Several large public MSOs completed significant refinancings or maturity extensions during 2025 and early 2026, including transactions extending maturities to 2029–2030, indicating selective access to credit despite elevated coupons. At the same time, industry coverage highlighted ongoing credit stress among certain operators and a wave of maturities through 2026 that has pressured parts of the sector. We continue to monitor tenant credit conditions and capital-market dynamics for potential effects on our tenants and rent collections.

Inflation and Supply Chain Constraints

During the year ended December 31, 2025, inflation showed signs of easing but remained elevated, with the Consumer Price Index increasing approximately 2.68% for the year. While this reflects a slight decrease from the 2.89% increase recorded in 2024, inflation continued to exceed the Federal Reserve's long-term 2% target, contributing to higher costs across labor, materials and services.

Inflation has increased operating costs for state-regulated cannabis operators, including higher wages and rising prices for cultivation inputs such as fertilizers, nutrients and specialized equipment. Development and redevelopment projects have remained capital-intensive due to elevated material costs and evolving regulatory requirements. Although global supply chains have generally stabilized, operators continue to experience delays in accessing specialized equipment required for cultivation and processing facilities.

These pressures have been compounded by geopolitical tensions and shifting trade policies, which have contributed to uncertainty in input pricing and the timing of capital projects. As a result, many cannabis businesses continue to experience higher capital requirements and delays in project starts or completions. We continue to monitor inflationary and supply-chain conditions and their potential effects on our tenants and investment commitments.

Competitive Environment

We face competition from a diverse mix of market participants, including but not limited to, other companies with similar business models, independent investors, hedge funds and other real estate investors, mortgage REITs, hard money lenders, as well as would-be tenants and cannabis operators themselves, all of whom may compete with us in our efforts to acquire real estate zoned for cannabis cultivation, production or dispensary operations. Competition from others may diminish our opportunities to acquire a desired property on favorable terms or at all. In addition, this competition may put pressure on us to reduce the rental rates below those that we expect to charge for the properties that we own and expect to acquire, which would adversely affect our financial results.

Critical Accounting Estimates

In accordance with GAAP, our consolidated financial statements require the use of estimates and assumptions that involve the exercise of judgment and use of assumptions. Our most critical accounting estimates will involve decisions and assessments that could affect our reported assets and liabilities, as well as our reported revenues and expenses. Actual results could differ materially from those estimates and assumptions.

We believe that all of the decisions and assessments upon which our consolidated financial statements have been based were reasonable at the time made and based upon information available to us at that time. Below is a summary of our critical accounting estimates that involve a significant level of estimation uncertainty or subjectivity and have had or are reasonably likely to have a material impact on our financial condition or results of operations. This discussion of our critical accounting estimates is intended to supplement the description of our accounting policies in the footnotes to our consolidated financial statements and to provide additional insight into the information used by management when evaluating significant estimates and assumptions. For further discussion of our significant accounting policies, refer to Note 2 "Basis of Presentation and Summary of Significant Accounting Policies" to our consolidated financial statements included in this Form 10-K.

Investments in Real Estate

Investments in real estate are presented at historical cost, less accumulated depreciation. Costs directly related to the properties' acquisition, development, or redevelopment of the properties are capitalized. Repairs and maintenance costs incurred, if any, on the properties are expensed. Major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

We capitalize costs associated with building and tenant improvement when it is considered the accounting owner of such improvements. These improvements generally consist of building additions or significant upgrades to existing facilities. The improvements are classified under Buildings and Improvements in the consolidated balance sheet and are considered construction in progress until placed in service. Such improvements are considered placed in service when they are ready and available for their intended use.

Upon acquisition of a property, we allocate the purchase price of the real estate to land, building and improvements, site improvements and if applicable, determined intangibles, such as the value of above and below market leases and origination costs associated with the in-place lease. The tangible and intangible assets acquired and liabilities assumed are initially measured based upon their relative fair values. We estimate the fair value of land by reviewing comparable sales within the same submarket and/or region, the fair value of buildings on an as-if vacant basis and may engage third-party valuation specialists. Acquisition costs for asset acquisitions are capitalized as incurred. All of our real estate investments to date were recorded as asset acquisitions.

We depreciate the amount allocated to building and improvements on a straight-line basis over their estimated useful lives, which generally range from 20 to 35 years. Site improvements at our buildings, if any, are depreciated over the estimated useful lives, generally range from 8 to 15 years. Tenant improvements are depreciated on a straight-line basis over the lease term and intangibles related to in-place leases are amortized over the remaining lease term.

Impairment of Real Estate

We review current activities and changes in the business condition of all of our properties to identify any triggering events or impairment indicators. Each real estate asset is evaluated for impairment on a property-by-property basis. If triggering events or impairment indicators are identified, we assess the carrying value of the real estate for potential impairment. Indicators of impairment may include but are not limited to, deterioration in rent rates for a property, decline in projected rental rates, evidence of material physical damage to the property, holding period, and tenant defaults.

An impairment provision is recorded if estimated future operating cash flows (undiscounted and without interest charges) plus estimated disposition proceeds (undiscounted) are less than the current book value of the property. Key inputs that we utilize in this analysis include projected rental rates, estimated holding periods, capital expenditures and property sales capitalization rates. Our undiscounted cash flow and fair value calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate future cash flow and property fair values, including determining our estimated holding period and selecting the discount or capitalization rate that reflects the risk inherent in future cash flow. If the actual net cash flow or actual market capitalization rates significantly differ from our estimates, the impairment evaluation for an individual asset could be materially affected. The amount of the impairment recorded is based on the fair market value of the real estate asset.

Lease Classification

Lease classification for leases under which we are the lessor are evaluated at lease commencement and leases not classified as sales-type leases or direct financing leases are classified as operating leases. Leases qualify as sales-type leases if the contract includes transfer of ownership clauses, certain purchase options, a lease term representing a major part of the economic life of the asset, or the present value of the lease payments and residual guarantees provided by the lessee exceeds substantially all of the fair value of the asset. Additionally, leasing an asset so specialized that it is not deemed to have any value to us at the end of the lease term may also result in classification as a sales-type lease. Leases qualify as direct financing leases when the present value of the lease payments and residual value guarantees provided by the lessee and unrelated third parties exceeds substantially all of the fair value of the asset and collection of the payments is probable. The determination of lease classification requires the calculation of the rate implicit in the lease or the use of an appropriate capitalization rate which requires significant judgment.

Revenue Recognition

Our triple-net leases are accounted for as operating leases. Operating leases that have fixed and determinable rent increases are recognized on a straight-line basis over the lease term, unless the collectability of minimum lease payments is not reasonably predictable. Rental increases based upon changes in the consumer price index are recognized only after the changes in the indexes have occurred and are then applied according to the lease agreements. Contractually obligated expenses as defined by the lease agreement that are paid directly by the tenant are not reflected in our consolidated financial statements.

Operating leases where the minimum lease payments are not reasonably predictable are recognized on a cash basis. The collectability criteria for our operating leases is assessed quarterly on an individual basis, incorporating several financial metrics, which include but are not limited to, free cash flow, profitability, debt profile and federal tax liability. In our assessment, we also consider the impact of federal regulatory uncertainty and state regulatory challenges in the cannabis industry, including the fact that cannabis remains illegal under federal law. These environmental factors are significant in our assessment of collectability of lease payments given the pervasive impacts on our tenants' financial performance and ability to continue as a going concern. Based on this assessment, we determined collectability of rent for each of our tenants is uncertain and rental income was recorded on a cash basis. We will continue to assess quarterly the collectability of lease payments for each tenant as required by ASC 842.

Financial Instruments - Credit Losses

We adopted ASC 326, Financial Instruments - Credit Losses ("CECL") on January 1, 2023. The CECL expected loss model requires an allowance for all expected credit losses for the life of a loan be recognized when the loan is either originated or acquired. The allowance for credit losses is a valuation account that is deducted from, or added to, the amortized cost basis of the financial asset(s) to present the net amount expected to be collected on the financial asset(s). At each reporting period, we will update the estimate and adjust the allowance for credit losses accordingly. Increases in the allowance are recorded through net income as credit loss expense. Decreases in the allowance are recorded through net income as a reversal of credit loss expense. This standard does not specify a specific measurement technique for estimating expected credit losses and the approach used to estimate credit losses requires judgment. We generally use a discounted cash flow model approach to determine the credit loss. Determining the appropriate discount rate that reflects the risk inherent in future cash flow requires significant judgment. If the discount rates differ significantly from our estimates, the provision for current credit loss could be materially affected.

Stock-Based Compensation

We record our compensation cost for all stock awards at fair value at the grant date and amortize the cost over the service period (generally equal to the vesting period) which is included in "Compensation Expense" on our consolidated statement of operations. The compensation cost for stock option grants is determined using option pricing models, intended to estimate the fair value of the awards at the grant date less estimated forfeitures. We used the Black-Scholes option pricing model to estimate the fair value of options awards at the time of their grant, which required input of assumptions, including judgments to estimate expected stock price volatility, expected life, and forfeiture rate. The fair value of performance stock awards is determined using a Monte Carlo simulation for our future stock price and the corresponding peer group. There is significant uncertainty in the estimation of the valuation of our performance stock awards and there is additional uncertainty around forfeitures as we cannot determine if or when forfeitures will happen. The valuation of units can vary significantly since units are based upon target amounts that may or may not be met. If target metrics are not met upon vesting, the performance stock units are subject to cancellation. Cancellation of performance stock units has no impact on estimated or previously recognized expense.

2025 Highlights

Investment Activity

Real Estate Acquisitions

During the year ended December 31, 2025, we acquired three dispensaries for approximately $1.7 million and committed to fund approximately $1.1 million in improvements (refer to the *2025 Improvement Allowances* table below for details).

The following table presents our investment activity for the year ended December 31, 2025 (in thousands):

Tenant		Market	Site Type	Closing Date	Real Estate Acquisition Costs
Cresco Labs		Ohio	Dispensary	February 19, 2025	$ 285
Cresco Labs		Ohio	Dispensary	April 25, 2025	500
Curaleaf	(1)	Pennsylvania	Dispensary	June 12, 2025	950
Total					**$ 1,735**

(1) This dispensary was acquired through a like-kind exchange and was recorded at its fair value. For further details, refer to the "2025 Disposition" section below.

Improvements Allowances

During the year ended December 31, 2025, we funded approximately $0.7 million towards our committed improvement allowance at a dispensary in Ohio.

The following table presents the funded commitments and the remaining unfunded commitments for the year ended December 31, 2025 (in thousands):

Tenant	Market	Site Type	Closing Date	Funded Commitments	Unfunded Commitments
Cresco Labs	Ohio	Dispensary	February 19, 2025	$ 705	$ —
Cresco Labs	Ohio	Dispensary	April 25, 2025	—	375
Total				**$ 705**	**$ 375**

Disposal of Real Estate

On June 12, 2025 we completed a deed-for-deed like-kind exchange with Curaleaf, involving the transfer of its dispensary located in Mokena, IL for a dispensary located in Brookville, PA. The transaction was structured as a nonmonetary exchange with no cash consideration. Upon completion of the exchange, the Brookville property we received was leased to an existing tenant under a new operating lease. The Brookville dispensary was recorded at its fair value of $950 thousand and we recognized a de minimis loss on the exchange. For additional details, refer to the acquisition summary in the table above.

Real Estate Held for Sale

In November 2025, we entered into an agreement with a broker to market our Hartford, Connecticut property for sale which is leased to C3 Industries ("C3"). The property has a carrying amount of approximately $4.8 million and is available for immediate sale in its present condition. Management has committed to a plan to sell the asset and expects the sale to be completed within one year. Accordingly, the property meets the criteria for held-for-sale classification and is presented as "Real Estate Held for Sale" in the accompanying consolidated balance sheet.

In accordance with ASC 360, long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell. In connection with the planned sale, we are entitled to receive make-whole protection under the terms of the tenant's lease arrangement. If the ultimate sale proceeds are less than our investment basis, the tenant is required to reimburse us for the shortfall. Any such reimbursement, if realized, will be recognized when the sale is completed and the amount becomes determinable. Based on the make-whole protection and management's current estimate of fair value less costs to sell, we are reporting the property at its carrying amount, and therefore no impairment loss has been recognized.

Capital Markets Activity

Dividends

During the year ended December 31, 2025, the Company's board of directors declared cash dividends totaling $1.72 per share of common stock.

Results of Operations

General

During the year ended December 31, 2025, we derived substantially all our revenue from rents received from single tenants at each of our 34 properties, all of which are under triple-net leases. As of December 31, 2025, our portfolio remains conservatively leveraged, with only $7.6 million outstanding under our Revolving Credit Facility. Additionally, we maintained low general and administrative expenses with an annual expense ratio of 1.4% of total assets.

Comparison of the Year Ended December 31, 2025 and 2024 (dollars in thousands):

| | For the Year Ended December 31, | | Increase/(Decrease) |
	2025	**2024**	**2025 vs 2024**
Revenue:			
Rental Income	$ 49,537	$ 48,926	$ 611
Interest Income from Loans	545	533	12
Fees and Reimbursables	989	672	317
Total Revenue	51,071	50,131	940
Expenses:			
Reimbursable Property Expenses	811	239	572
Property Carrying Costs	379	—	379
Depreciation and Amortization Expense	15,520	14,713	807
General and Administrative Expenses:			
Compensation Expense	3,768	4,675	(907)
Professional Fees	1,424	1,506	(82)
Other General and Administrative Expenses	1,929	1,733	196
Total General and Administrative Expenses	7,121	7,914	(793)
Total Expenses	23,831	22,866	965
Loss on Sale of Real Estate	(34)	—	(34)
Provision for Current Expected Credit Loss	45	51	(6)
Impairment Loss on Warrants	—	(522)	522
Income From Operations	27,251	26,794	457
Other Income (Expense):			
Other Income	357	354	3
Interest Expense	(839)	(565)	(274)
Total Other Income (Expense)	(482)	(211)	(271)
Net Income	26,769	26,583	186
Net Income Attributable to Noncontrolling Interests	(451)	(468)	17
Net Income Attributable to Common Stockholders	$ 26,318	$ 26,115	$ 203

Revenues

Rental Income

Rental income for the year ended December 31, 2025 increased by approximately $0.6 million, to approximately $49.5 million, compared to approximately $48.9 million for the year ended December 31, 2024. The increase in rental income was primarily attributable to:

- A full year of rental income in 2025 from the purchase of a cultivation facility in Connecticut in May 2024, which generated an increase of approximately $0.2 million of rental income during the year ended December 31, 2025.

- Approximately $0.1 million of rental income from the acquisition of two dispensaries in Ohio that we purchased during the year ended December 31, 2025.

- Funding of improvement allowances at our Arizona, Connecticut, Missouri and Pennsylvania cultivation facilities, which generated approximately $0.6 million of additional rental income during the year ended December 31, 2025.

- Annual rent escalations on our portfolio, which generated an increase of approximately $1.1 million in rental income during the year ended December 31, 2025.

The increases in rental income during 2025 described above were offset by a decline in rental income primarily attributable to:

- Revolutionary Clinics vacated the Fitchburg property in July 2025 after paying only 50% of its contractual rent from June 2024 through the date of vacancy. This resulted in an approximate decline of $1.1 million in rental revenue compared to 2024. Beginning in June 2024, the tenant experienced significant operational challenges that impaired its ability to meet its full rent obligations. These challenges escalated, and in December 2024 the tenant entered receivership, which ultimately led to its departure from the property in 2025. For further information refer to Note 4 - "Leases."of the accompanying consolidated financial statements.

- Rental income from our two cultivation facilities leased to AYR declined by approximately $0.3 million compared to 2024. AYR remained current on its rent obligations through July 2025; however, beginning in August 2025 and continuing through year-end, the Company did not receive rent for the Pottsville, PA or Sparks, NV properties. AYR vacated both properties during the third quarter of 2025. In accordance with the lease terms, the Company applied AYR's security deposits of approximately $0.9 million, which covered rent for August through October 2025 and partially covered rent for November 2025.

Interest Income from Loans

Interest income from loans increased slightly due to the annual rate adjustment on our one $5.0 million loan receivable.

Fees and Reimbursables

Fees and reimbursables for the year ended December 31, 2025 increased by approximately $0.3 million, to approximately $1.0 million, compared to approximately $0.7 million for the year ended December 31, 2024, due to timing of revenue reimbursements year over year.

Expenses

Reimbursable Property Expenses

During the year ended December 31, 2025, reimbursable property expenses increased by approximately $0.6 million to approximately $0.8 million, compared to $0.2 million for the year ended December 31, 2024. Reimbursable property expenses is mainly attributable to real estate taxes, insurance and utility payments primarily made on behalf of three tenants. In certain circumstances we will pay for certain expenses on behalf of the tenant with the tenant being obligated to reimburse us. However, timing differences may cause the recognition of expenses and corresponding reimbursement income to vary between periods.

Property Carrying Costs

Property carrying costs represent expenses incurred to maintain vacant or partially vacant properties in a condition suitable for re-leasing. These costs generally include real estate taxes, utilities, property management fees, security, and other operating expenses necessary to keep the properties functional and marketable. The Company did not incur any property carrying costs in 2024, as all properties were fully leased during that period. For the year ended December 31, 2025, the Company incurred approximately $0.4 million in property carrying costs across three properties that were vacated during 2025: (i) our Fitchburg, Massachusetts property, which was vacated by Revolutionary Clinics in July 2025; (ii) our Pottsville, Pennsylvania property, which was vacated by AYR in August 2025; and (iii) our Sparks, Nevada property, which was also vacated by AYR in August 2025.

Depreciation and Amortization Expense

Depreciation and amortization expense for the year ended December 31, 2025, increased by approximately $0.8 million to approximately $15.5 million, compared to $14.7 million for the year ended December 31, 2024. The increase in depreciation was primarily attributable to: (i) a full year of depreciation in 2025 on improvements placed into service during 2024 totaling approximately $37.3 million related to four cultivation facilities; (ii) approximately $2.7 million of improvements placed into service during 2025 related to two cultivation facilities and one dispensary; (iii) 2025 acquisitions of two dispensaries, contributing approximately $0.5 million in depreciable assets; and (iv) a full year of depreciation in 2025 on a 2024 acquisition of a cultivation facility, contributing approximately $3.7 million in depreciable assets. These depreciation increases were partially offset by a decrease of approximately $0.2 million in depreciable assets, which became fully depreciated during the year ended December 31, 2025.

General and Administrative Expenses

Total general and administrative expenses for the year ended December 31, 2025 decreased by approximately $0.8 million, to approximately $7.1 million, compared to approximately $7.9 million for the year ended December 31, 2024. The decrease in general and administrative expense is described below by category.

Compensation Expense

Compensation expense includes salaries for directors, employees and officers, as well as stock-based compensation. For the year ended December 31, 2025, compensation expense decreased by approximately $0.9 million to approximately $3.8 million, compared to approximately $4.7 million for the year ended December 31, 2024. The decrease was primarily driven by an employee resignation, resulting in reduced salary, bonus accruals and stock-based compensation.

Professional Fees

Total professional fees were relatively consistent year over year, decreasing slightly by approximately $0.1 million to $1.4 million for the year ended December 31, 2025, compared to $1.5 million for the prior year. The modest decline reflects ordinary period-to-period fluctuations in legal and audit fees.

Other General and Administrative Expenses

Other general and administrative expenses remained relatively flat year over year. These expenses are primarily comprised of director and officer insurance, information technology fees, public relations fees, filing and regulatory fees, public reporting fees, corporate rent and various other expenses.

Loss on Sale of Real Estate

The loss on sale of real estate during 2025 was recognized in connection with the Mokena/Brookville like-kind exchange, reflecting the difference between the carrying value of the Mokena property and the fair value of the Brookville property received.

Provision for Current Expected Credit Loss

Provision for current expected credit loss remained relatively flat year over year.

Impairment Loss on Warrants

On December 13, 2024, Revolutionary Clinics entered into receivership. Based on our impairment assessments, we determined that the investment in warrants was impaired due to the significant concerns about Revolutionary Clinics' ability to continue as a going concern raised by the receivership (See "Note 10 - Warrants" for further information). As a result, we recorded an impairment loss on warrants of $522 thousand for the year ended December 31, 2024.

Other Income (Expense)

Other Income

Other income, which is primarily comprised of interest income remained relatively flat year over year.

Interest Expense

Interest expense for the year ended December 31, 2025, increased by approximately $0.2 million, to approximately $0.8 million compared to approximately $0.6 million for the year ended December 31, 2024. This increase primarily reflects higher borrowing costs under our Revolving Credit Facility which transitioned from a fixed rate of 5.65% to a variable interest rate of Prime plus 1% effective May 6, 2025. The interest rate on the Revolving Credit Facility as of December 31, 2025 was 7.75%.

Non-GAAP Financial Information and Other Metrics

Funds from Operations and Adjusted Funds from Operations

Funds from Operations ("FFO") and Adjusted Funds from Operations ("AFFO") are non-GAAP financial measures and should not be viewed as alternatives to net income calculated in accordance with GAAP as a measurement of our operating performance. We believe that FFO and AFFO are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of REITs.

We calculate FFO in accordance with the current National Association of Real Estate Investment Trusts ("NAREIT") definition. NAREIT currently defines FFO as follows: net income (loss) (computed in accordance with GAAP) excluding depreciation and amortization related to real estate, gains and losses from the sale of certain real estate assets, and impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by an entity. Other REITs may not define FFO in accordance with the NAREIT definition or may interpret the current NAREIT definition differently than we do and therefore our computation of FFO may not be comparable to such other REITs.

We calculate AFFO by starting with FFO and adjusting for non-cash and certain non-recurring transactions, including non-cash components of compensation expense and the effect of provisions for credit losses. Other REITs may not define AFFO in the same manner as we do and therefore our calculation of AFFO may not be comparable to such other REITs. You should not consider FFO and AFFO to be alternatives to net income as a reliable measure of our operating performance; nor should you consider FFO and AFFO to be alternatives to cash flows from operating, investing or financing activities (as defined by GAAP) as measures of liquidity.

The table below is a reconciliation of net income attributable to common stockholders to FFO and AFFO for the year ended December 31, 2025 and 2024 (in thousands):

	For the Year Ended December 31,	
	2025	2024
Net Income Attributable to Common Stockholders	$ 26,318	$ 26,115
Net Income Attributable to Noncontrolling Interests	451	468
Net Income	26,769	26,583
Adjustments:		
Real Estate Depreciation and Amortization	15,502	14,695
Loss on Sale of Real Estate	34	—
FFO Attributable to Common Stockholders - Diluted	42,305	41,278
Impairment Loss on Warrants	—	522
Non-cash Write-off of Deferred Offering Costs	233	—
Provision for current expected credit loss	(45)	(51)
Stock-Based Compensation	1,066	1,674
Non-Cash Interest Expense	269	269
Amortization of Straight-Line Rent Expense	(5)	(3)
AFFO Attributable to Common Stockholders - Diluted	$ 43,823	$ 43,689

Liquidity and Capital Resources

Our primary liquidity requirements include the payment of dividends to our shareholders, distributions to holders of LPI Units ("LPI Unitholders"), general and administrative expenses, debt service obligations, capital expenditures related to our existing portfolio, and funding for acquisitions and unfunded improvement commitments. We expect to meet these obligations through a combination of cash flows generated from operations, borrowings under our Revolving Credit Facility, and access to the capital markets, including issuances under our at-the-market ("ATM") equity program, subject to market conditions. Where appropriate, we may also issue LPI Units as consideration for property acquisitions to facilitate tax-deferred transactions for sellers.

As of December 31, 2025, our liquidity totaled $23.9 million of cash and cash equivalents and $82.4 million available on our Revolving Credit Facility, subject to sufficient collateral in the borrowing base. Additionally, the ATM Program allows us to raise capital up to $50.0 million. While we believe these sources of liquidity are adequate to support our near-term needs, there can be no assurance that such sources will remain available to us on terms acceptable or in amounts sufficient to meet our future requirements.

In May 2025, the interest rate on our Revolving Credit Facility transitioned from a fixed rate of 5.65% to a variable rate of prime plus 1.00%. As of December 31, 2025, we had $7.6 million outstanding under the facility. Given the relatively low outstanding balance, the impact of the rate change on our interest expense and liquidity during the year was not significant. Based on our current level of borrowings and the absence of any near-term debt maturities, we do not expect changes in market interest rates to materially affect our liquidity position in the near term.

Based on our current projections, we believe that cash flows from continuing operations over the next twelve months, together with existing cash on hand and available borrowing capacity, will be sufficient to fund our operating activities, pay dividends to shareholders, make required distributions to LPI Unitholders, and service our debt obligations. Acquisitions and unfunded improvement allowance costs may require funding from borrowings, equity issuance and/or issuances of LPI Units. We may utilize a combination of these sources depending on market conditions and capital availability.

Summary of Cash Flows

The following summary discussion of our cash flows is based on the consolidated statements of cash flows in our consolidated financial statements and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below (in thousands):

	For the Year Ended December 31,		
	2025		**2024**
Net Cash Provided by Operating Activities	$	42,461	$	43,349
Net Cash Used in Investing Activities	$	(1,490)	$	(19,135)
Net Cash Used in Financing Activities	$	(37,247)	$	(29,844)
Cash and Cash Equivalents - End of Year	$	23,937	$	20,213

Net Cash Provided by Operating Activities:

Net cash provided by operating activities for the years ended December 31, 2025 and 2024 were approximately $42.5 million and approximately $43.3 million, respectively. Net cash flows provided by operating activities for the years ended December 31, 2025 and 2024 were primarily related to contractual rent received from our properties, partially offset by our general and administrative expenses and property carrying costs.

Cash Used in Investing Activities:

Net cash used in investing activities for the years ended December 31, 2025 and 2024 were approximately $1.5 million and approximately $19.1 million, respectively. Net cash used in investing activities for the year ended December 31, 2025 related to approximately $0.8 million used to purchase two dispensaries in Ohio and approximately $0.7 million used to fund improvements at a dispensary in Ohio. Net cash used in investing activities for the year ended December 31, 2024 related to approximately $4.0 million used to purchase a cultivation facility in Connecticut and approximately $15.1 million used to fund improvement at our cultivation facilities in Arizona, Connecticut, Missouri and Pennsylvania.

Net Cash Used in Financing Activities:

Cash used in financing activities for the years ended December 31, 2025 and 2024 was approximately $37.2 million and approximately $29.8 million, respectively. Cash used in financing activities for the year ended December 31, 2025, related to approximately $35.8 million in dividend payments to holders of our common stock and vested RSUs and PSUs, approximately $0.6 million in distributions on our LPI Units, approximately $0.4 million of cash paid for taxes in lieu of issuance of common stock on vested RSUs and PSUs, approximately $0.3 million paid to redeem 15,198 LPI Units in cash, and approximately $0.3 million to issue PSUs in cash. Net cash used in financing activities for the year ended December 31, 2024, was mainly related to approximately $34.4 million in dividend payments to holders of our common stock and vested RSUs, approximately $0.6 million in distributions on our LPI Units, $1.0 million to pay down our loan payable, approximately $0.3 million of deferred offering costs incurred in connection with our ATM Program and approximately $84 thousand of cash paid for taxes in lieu of issuance of common stock on vested RSUs. These cash flows were offset by $6.6 million drawn on our Revolving Credit Facility.

Dividends

To maintain our qualification as a REIT, U.S. federal income tax law generally requires that we distribute at least 90% of our REIT taxable income annually, determined without regard to the deduction for dividends paid and excluding net capital gains. We must pay tax at regular corporate rates to the extent that we annually distribute less than 100% of our taxable income. We evaluate each quarter to determine our ability to pay dividends to our stockholders based on our net taxable income if and to the extent authorized by our board of directors. Before we pay any dividend, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service payments. If our cash available for distribution is less than our net taxable income, we could be required to sell assets or borrow funds to make cash distributions or we may make a portion of the required distribution in the form of a taxable stock distribution.

As a result of this distribution requirement, our Operating Partnership cannot rely on retained earnings to fund its ongoing operations to the same extent that other companies whose parent companies are not REITs can. During the year ended December 31, 2025, we declared and our board of directors approved, cash dividends on our common stock and restricted stock units and in our capacity as general partner of the Operating Partnership, we authorized distributions on our LPI Units totaling $1.72 per share.

During the year ended December 31, 2024, we declared and our board of directors approved, cash dividends on our common stock and restricted stock units and in our capacity as general partner of the Operating Partnership, authorized distributions on our LPI Units totaling $1.70 per share.

Contractual Obligations and Commitments

Unfunded Commitments

As of December 31, 2025, we had aggregate unfunded commitments to invest approximately $0.4 million to develop and improve our dispensary in Ohio.

Corporate Office Lease

As of December 31, 2025, we are the lessee under one office lease for an initial term of four years, subject to annual escalations. The lease agreement was amended on November 20, 2025 to extend the initial term for one year, ending August 31, 2027. The annual rent payments range from approximately $72 thousand in year one to $85 thousand in year five. The office lease has a weighted average remaining lease term of approximately 1.67 years.

Revolving Credit Facility

The Revolving credit facility accrued interested at a fixed rate of 5.65% through May 5, 2025. Effective May 6, 2025, the Revolving Credit Facility transitioned to a variable interest rate structure, bearing interest at a variable rate based upon the greater of (a) the Prime Rate quoted in the Wall Street Journal (Western Edition) ("Base Rate") plus an applicable margin of 1.0% or (b) 4.75%. As of December 31, 2025, the interest rate was 7.75% and we had $7.6 million outstanding under the facility. See Note 6 - "Financings" for more details.

Adoption of New or Revised Accounting Standards

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recent Accounting Pronouncements

Refer to Note 2 - "Basis of Presentation and Summary of Significant Accounting Policies" for recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

Interest rates are influenced by a range of factors, including fiscal and monetary policies, global economic conditions and other variables beyond our control. We are exposed to interest rate risk through our Revolving Credit Facility, which bears a floating interest rate indexed to the Prime Rate published in the Wall Street Journal (Western Edition). As of December 31, 2025, we had $7.6 million in principal outstanding on our Revolving Credit Facility, bearing interest at a rate of 7.75%, which reflects a 100 basis point spread over the prevailing Prime Rate of 6.75%. Although the Prime Rate remained stable during the first half of 2025, the second half of 2025 included a modest decrease of 75 basis points of the rate opening 2025. As such, our effective interest rate remains subject to future fluctuations in benchmark rates. To manage this exposure, we may evaluate the use of interest rate derivative instruments or other hedging strategies.

Impact of Inflation

During the year ended December 31, 2025, inflation showed signs of easing but remained elevated with the CPI rising approximately 2.68% from the end of 2024. This reflects a slight decrease compared to the 2.89% inflation rate recorded during the twelve months ended December 31, 2024. While inflations continues to trend downward from the peaks of prior years, it remains above the Federal Reserve's long-term 2% target.

We enter into leases that generally provide for annual fixed increases in rent at a predetermined rate. In some instances, leases provide for annual increases in rent based on the increase in the CPI. We expect these lease provisions to result in rent increases over time. During periods when inflation exceeds the rent increases stipulated in the leases, rent increases may not keep up with the rate of inflation.

Seasonality

Our business is not, and we do not expect our business to be, subject to material seasonal fluctuations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The information required by this Item 8 is incorporated by reference to our Financial Statements beginning on page F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Our management, under the supervision and with the participation of our principal executive and financial officer, is responsible for and has evaluated the effectiveness of our disclosure controls and procedures in ensuring that the information required to be disclosed in our filings under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including ensuring that such information is accumulated and communicated to our company's management, as appropriate, to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive and financial officer have concluded that such disclosure controls and procedures were effective as of December 31, 2025 (the end of the period covered by this Annual Report).

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission, ("COSO"). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025 based on criteria in Internal Control—Integrated Framework issued by the COSO.

This annual report does not include an attestation report of the company's independent registered public accounting firm due to a temporary exemption transition period established by rules of the Securities and Exchange Commission for emerging growth companies under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act").

Limitations on Controls

Our system of internal control over financial reporting was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with accounting principles generally accepted in the United States. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

During the quarter ended December 31, 2025, no director or officer of the Company adopted, modified or terminated any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement, each as defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by Item 10 is incorporated herein by reference to the proxy statement to be filed with the SEC within 120 days after December 31, 2025.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by Item 11 is incorporated herein by reference to the proxy statement to be filed with the SEC within 120 days after December 31, 2025.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Equity Compensation Plan

The following table summarizes information about the Company's equity compensation plan under which our common stock may be issued as of December 31, 2025.

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance under Equity Compensation Plans[2]
Equity compensation plans approved by security holders	319,833		1,837,680
Equity compensation plans not approved by security holders	—	—	—
Total	319,833	—	1,837,680

(1) Consists of awards granted under the 2021 Equity Incentive Plan. This amount includes 68,497 vested RSUs, 68,336 unvested RSUs, 153,984 unvested PSUs and 29,016 PSUs scheduled to be issued on January 22, 2026. The number of unvested PSUs reflects the maximum number of shares issuable if the maximum performance criteria are achieved. There is no weighted-average exercise price for these RSUs and PSUs.

(2) Reflects shares available for issuance under the 2021 Equity Incentive Plan, assuming that maximum performance is achieved with respect to PSUs. Excludes 29,016 PSUs scheduled to be issued on January 22, 2026.

The remainder of the information required by Item 12 is incorporated by reference to the proxy statement to be filed with the SEC within 120 days after December 31, 2025.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by Item 13 is incorporated herein by reference to the proxy statement to be filed with the SEC within 120 days after December 31, 2025.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by Item 14 is incorporated herein by reference to the proxy statement to be filed with the SEC within 120 days after December 31, 2025.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

    (a) Documents filed as part of this report:

        1.   Financial Statements. See Index to Financial Statements.

        2.   Schedules to Financial Statements. See Index to Financial Statements.

        All financial statement schedules not included have been omitted because they are either inapplicable or the information required is provided in our Financial Statements and Notes thereto.

        3.   Exhibits. See Exhibit Index below.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Articles of Amendment and Restatement of NewLake Capital Partners, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
3.2	Articles Supplementary of NewLake Capital Partners, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on September 19, 2022).
3.3	Amended and Restated Bylaws of NewLake Capital Partners, Inc. (incorporated by reference to Exhibit 3.3 to the Registrant's Quarterly Report on Form 10-Q filed on November 10, 2022).
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K filed on March 18, 2022).
10.1	Amended and Restated Agreement of Limited Partnership of NLCP Operating Partnership LP (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.2†	NewLake Capital Partners, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K filed on March 18, 2022).
10.3†	Amended and Restated Employment Agreement between NewLake Capital Partners, Inc. and Anthony Coniglio (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Current Report on Form 8-K filed on December 17, 2024).
10.4†	Amended and Restated Employment Agreement between NewLake Capital Partners, Inc. and Lisa Meyer (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 8, 2025).
10.5†	Indemnification Agreement between NewLake Capital Partners, Inc. and Lisa Meyer (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on May 16, 2022).
10.6†	Indemnification Agreement between NewLake Capital Partners, Inc. and David Weinstein (incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.7†	Indemnification Agreement between NewLake Capital Partners, Inc. and Anthony Coniglio (incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.8†	Indemnification Agreement between NewLake Capital Partners, Inc. and Gordon DuGan (incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.09†	Indemnification Agreement between NewLake Capital Partners, Inc. and Alan Carr (incorporated by reference to Exhibit 10.11 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.10†	Indemnification Agreement between NewLake Capital Partners, Inc. and Joyce Johnson-Miller (incorporated by reference to Exhibit 10.12 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.11†	Indemnification Agreement between NewLake Capital Partners, Inc. and Peter Kadens (incorporated by reference to Exhibit 10.13 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.12†	Indemnification Agreement between NewLake Capital Partners, Inc. and Peter Martay (incorporated by reference to Exhibit 10.14 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.13†	Indemnification Agreement, dated December 12, 2024, by and between NewLake Capital Partners, Inc. and Dina Rollman (incorporated by reference to Exhibit 10.13 to the Registrant's Annual Report on Form 10-K filed on March 6, 2025).
10.14†	Amended and Restated Investor Rights Agreement (incorporated by reference to Exhibit 10.15 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.15	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.16	Warrant Agreement between NewLake Capital Partners, Inc, and NLCP Holdings, LLC (incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.17†	Form of Nonqualified Stock Option Grant Agreement (incorporated by reference to Exhibit 10.18 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).

10.18†	Form of Senior Executive Restricted Stock Unit Agreement under the NewLake Capital Partners, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed December 20, 2021).
10.19†	Form of Senior Executive Performance Stock Unit Agreement under the NewLake Capital Partners, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed December 20, 2021).
10.20†	Form of Employee Restricted Stock Unit Agreement under the NewLake Capital Partners, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed December 20, 2021).
10.21†	Form of Employee Performance Stock Unit Agreement under the NewLake Capital Partners, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed December 20, 2021).
10.22†	Form of Non-Employee Director Restricted Stock Unit Agreement under the NewLake Capital Partners, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed December 20, 2021).
10.23	Loan and Security Agreement, dated as of May 6, 2022, among NLCP Operating Partnership LP, as borrower and a commercial federally regulated bank, as a lender and as agent for lenders that become party thereto (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on August 10, 2022).
10.24	Pledge and Security Agreement, dated May 6, 2022, among certain subsidiary guarantors and a commercial federally regulated bank as agent (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed on August 10, 2022).
10.25	Continuing and Unconditional Guaranty, dated May 6, 2022, among NewLake Capital Partners, Inc., as parent, guarantors and a commercial federally regulated bank, as agent (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed on August 10, 2022).
10.26	Equity Distribution Agreement, dated June 10, 2024, by and among the Company, NLCP Operating Partnership LP and Compass Point Research & Trading, LLC (incorporated by reference to Exhibit 1.1 to the Registrant's Current Report on Form 8-K filed June 11, 2024).
10.27	Equity Distribution Agreement, dated November 20, 2024, by and among the Company, NLCP Operating Partnership LP and Lucid Capital Markets, LLC (incorporated by reference to Exhibit 1.1 to the Registrant's Current Report on Form 8-K filed November 20, 2024).
10.28	Amendment Number One to Loan and Security Agreement, dated July 29, 2022, between the Operating Partnership and a commercial federally regulated bank, as a lender and as agent for lenders that become party thereto (incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed on August 10, 2022).
16.1	Letter from Marcum LLP to the Securities and Exchange Commission, dated April 22, 2025 Equity Incentive Plan (incorporated by reference to Exhibit 16.1 to the Registrant's Current Report on Form 8-K filed April 24, 2025).
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Registrant's Annual Report on Form 10-K filed on March 6, 2025).
21.1*	List of Subsidiaries of the Registrant.
23.1*	Consent of CBIZ CPAs P.C.
23.2*	Consent of Marcum LLP.
31.1*	Certification of Annual Report by Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Annual Report by Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Registrant's Annual Report on Form 10-K filed on March 6, 2025).

101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

_____

† Management contracts or compensatory plans required to be filed as Exhibits to this Form 10-K.

* Filed herewith.

ITEM 16. FORM 10–K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

NewLake Capital Partners, Inc.

By: /s/ Anthony Coniglio
Anthony Coniglio
President, Chief Executive Officer and Director
(Principal Executive Officer)

By: /s/ Lisa Meyer
Lisa Meyer
Chief Financial Officer, Treasurer and Secretary
(Principal Financial Officer and Principal Accounting Officer)

Date: March 5, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Anthony Coniglio Anthony Coniglio	President, Chief Executive Officer and Director (Principal Executive Officer)	March 5, 2026
/s/ Lisa Meyer Lisa Meyer	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	March 5, 2026
/s/ Gordon DuGan Gordon DuGan	Director (Chairman)	March 5, 2026
/s/ Alan Carr Alan Carr	Director	March 5, 2026
/s/ Joyce Johnson Joyce Johnson	Director	March 5, 2026
/s/ Peter Martay Peter Martay	Director	March 5, 2026
/s/ Dina Rollman Dina Rollman	Director	March 5, 2026
/s/ David Weinstein David Weinstein	Director	March 5, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
NewLake Capital Partners, Inc.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
NewLake Capital Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Newlake Capital Partners, Inc. (the "Company") as of December 31, 2025, the related consolidated statements of operations, changes in equity and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2024 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

New York, New York
March 5, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
NewLake Capital Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of NewLake Capital Partners, Inc. (the "Company") as of December 31, 2024, the related consolidated statements of operations, changes in equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

We served as the Company's auditor from 2024 to 2025

New York, New York
March 6, 2025

NEWLAKE CAPITAL PARTNERS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

		December 31, 2025		December 31, 2024
Assets:				
Real Estate				
Land	$	22,903	$	22,891
Building and Improvements		404,983		408,552
Total Real Estate		427,886		431,443
Less Accumulated Depreciation		(57,916)		(44,709)
Net Real Estate		369,970		386,734
Real Estate Held for Sale		4,802		-
Cash and Cash Equivalents		23,937		20,213
In-Place Lease Intangible Assets, net		15,710		17,794
Loan Receivable, net (Current Expected Credit Loss of $71 and $116, respectively)		4,929		4,884
Other Assets		1,481		1,911
Total Assets	$	420,829	$	431,536
Liabilities and Equity:				
Liabilities:				
Accounts Payable and Accrued Expenses	$	1,307	$	1,515
Revolving Credit Facility		7,600		7,600
Dividends and Distributions Payable		9,169		9,246
Security Deposits		6,728		8,117
Rent Received in Advance		1,013		684
Other Liabilities		324		402
Total Liabilities		26,141		27,564
Commitments and Contingencies (Note 15)				
Equity:				
Preferred Stock, $0.01 Par Value, 100,000,000 Shares Authorized, 0 Shares Issued and Outstanding, respectively		-		-
Common Stock, $0.01 Par Value, 400,000,000 Shares Authorized, 20,552,632 and 20,514,583 Shares Issued and Outstanding, respectively		205		205
Additional Paid-In Capital		447,185		446,627
Accumulated Deficit		(59,449)		(50,067)
Total Stockholders' Equity		387,941		396,765
Noncontrolling Interests		6,747		7,207
Total Equity		394,688		403,972
Total Liabilities and Equity	$	420,829	$	431,536

The accompanying notes are an integral part of the consolidated financial statements.

NEWLAKE CAPITAL PARTNERS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

		For the Year Ended December 31,		
		2025		2024
Revenue:				
Rental Income	$	49,537	$	48,926
Interest Income from Loans		545		533
Fees and Reimbursables		989		672
Total Revenue		51,071		50,131
Expenses:				
Reimbursable Property Expenses		811		239
Property Carrying Costs		379		—
Depreciation and Amortization Expense		15,520		14,713
General and Administrative Expenses:				
Compensation Expense		3,768		4,675
Professional Fees		1,424		1,506
Other General and Administrative Expenses		1,929		1,733
Total General and Administrative Expenses		7,121		7,914
Total Expenses		23,831		22,866
Loss on Sale of Real Estate		(34)		-
Provision for Current Expected Credit Loss		45		51
Impairment Loss on Warrants		—		(522)
Income From Operations		27,251		26,794
Other Income (Expense):				
Other Income		357		354
Interest Expense		(839)		(565)
Total Other Income (Expense)		(482)		(211)
Net Income		26,769		26,583
Net Income Attributable to Noncontrolling Interests		(451)		(468)
Net Income Attributable to Common Stockholders	$	26,318	$	26,115
Net Income Attributable to Common Stockholders Per Share - Basic	$	1.28	$	1.27
Net Income Attributable to Common Stockholders Per Share - Diluted	$	1.28	$	1.27
Weighted Average Shares of Common Stock Outstanding - Basic		20,617,807		20,564,179
Weighted Average Shares of Common Stock Outstanding - Diluted		20,991,540		20,963,532

The accompanying notes are an integral part of the consolidated financial statements.

NEWLAKE CAPITAL PARTNERS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Noncontrolling Interest	Total Equity
	Shares	Par				
Balance as of December 31, 2024	20,514,583	$ 205	$ 446,627	$ (50,067)	$ 7,207	$ 403,972
Conversion of Vested RSUs to Common Stock	23,062	—	—	—	—	—
Conversion of Issued PSUs to Common Stock	13,537	—	—	—	—	—
Cash Redemption of LPI Units	—	—	(253)	—	—	(253)
Tax Withholdings in Lieu of Issuance of Common Stock	—	—	(551)	—	—	(551)
Stock-Based Compensation	1,450	—	1,066	—	—	1,066
Dividends to Common Stock	—	—	—	(35,345)	—	(35,345)
Dividends on Restricted Stock Units and Performance Stock Units	—	—	—	(355)	—	(355)
Distributions to LPI Unitholders	—	—	—	—	(615)	(615)
Adjustment for Noncontrolling Interest Ownership in Operating Partnership	—	—	296	—	(296)	—
Net Income	—	—	—	26,318	451	26,769
Balance as of December 31, 2025	20,552,632	$ 205	$ 447,185	$ (59,449)	$ 6,747	$ 394,688

The accompanying notes are an integral part of the consolidated financial statements.

NEWLAKE CAPITAL PARTNERS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Noncontrolling Interest	Total Equity
	Shares	Par				
Balance as of December 31, 2023	20,503,520	$ 205	$ 445,289	$ (40,909)	$ 7,372	$ 411,957
Conversion of Vested RSUs to Common Stock	8,790	—	—	—	—	—
PSUs to be Settled in Cash	—	—	(251)	—	—	(251)
Conversion of LPI Units to Common Stock	942	—	19	—	(19)	—
Tax Withholdings in Lieu of Issuance of Common Stock	—	—	(84)	—	—	(84)
Stock-Based Compensation	1,331	—	1,674	—	—	1,674
Dividends to Common Stock	—	—	—	(34,870)	—	(34,870)
Dividends on Restricted Stock Units and Performance Stock Units	—	—	—	(403)	—	(403)
Distributions to LPI Unitholders	—	—	—	—	(634)	(634)
Adjustment for Noncontrolling Interest Ownership in Operating Partnership	—	—	(20)	—	20	—
Net Income	—	—	—	26,115	468	26,583
Balance as of December 31, 2024	20,514,583	$ 205	$ 446,627	$ (50,067)	$ 7,207	$ 403,972

The accompanying notes are an integral part of the consolidated financial statements.

NEWLAKE CAPITAL PARTNERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

		For the Year Ended		
		2025		2024
Cash Flows from Operating Activities:				
Net Income	$	26,769	$	26,583
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:				
Stock-Based Compensation		1,066		1,674
Loss on Sale of Real Estate		34		—
Depreciation and Amortization Expense		15,520		14,713
Amortization of Debt Issuance Costs		269		269
Provision for Credit Loss		(45)		(51)
Straight-Line Rent Expense		(5)		(3)
Application of Rent Escrow		(446)		(1,210)
Application of Security Deposit		(957)		—
Impairment Loss on Warrants		—		522
Write-off of Deferred Offering Costs		233		—
Changes in Assets and Liabilities				
Other Assets		—		124
Accounts Payable and Accrued Expenses		(208)		398
Security Deposits		14		711
Rent Received in Advance		329		(306)
Other Liabilities		(112)		(75)
Net Cash Provided by Operating Activities		42,461		43,349
Cash Flows from Investing Activities:				
Refund of Capitalized Acquisition Closing Costs		—		3
Funding of Improvement Allowances		(705)		(15,145)
Acquisition of Real Estate		(785)		(3,993)
Net Cash Used in Investing Activities		(1,490)		(19,135)
Cash Flows from Financing Activities:				
Tax Withholdings in Lieu of Issuance of Common Stock		(352)		(84)
Performance Stock Units Settled in Cash		(251)		—
Common Stock Dividends Paid		(35,328)		(34,250)
Restricted Stock Units and Performance Stock Units Dividends Paid		(442)		(173)
Distributions to LPI Unitholders		(621)		(623)
Cash Redemption of LPI Units		(253)		—
Borrowings from Revolving Credit Facility		—		6,600
Principal Repayment on Loan Payable		—		(1,000)
Deferred Offering Costs		—		(314)
Net Cash Used in Financing Activities		(37,247)		(29,844)
Net Increase (Decrease) in Cash and Cash Equivalents		3,724		(5,630)
Cash and Cash Equivalents - Beginning of Year		20,213		25,843
Cash and Cash Equivalents - End of Year	$	23,937	$	20,213
Supplemental Disclosure of Cash Flow Information:				
Interest Paid	$	556	$	303
Supplemental Disclosure of Non-Cash Operating Activities:				
Operating Lease Liability Remeasurement for Right of Use Asset	$	85	$	—
Supplemental Disclosure of Non-Cash Investing and Financing Activities:				
Dividends and Distributions Declared, Not Paid	$	9,169	$	9,246
Nonmonetary Acquisition of Real Estate	$	950	$	—
Nonmonetary Disposition of Real Estate	$	986	$	—
Conversion of LPI Units to Common Stock	$	—	$	19
Common Stock Issued in Lieu of Director Cash Compensation	$	13	$	26
Accrual for PSU Issuance in Cash	$	—	$	251
Accrual for Tax Withholdings in Lieu of Issuance of Common Stock	$	199	$	—

The accompanying notes are an integral part of the consolidated financial statements.

F-8

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 1 - Organization

NewLake Capital Partners, Inc. (the "Company", "we", "us", "our"), a Maryland corporation, was formed on April 9, 2019. The Company is an internally managed Real Estate Investment Trust ("REIT") focused on providing long-term, single-tenant, triple-net sale leaseback and build-to-suit transactions for the cannabis industry. The Company conducts its operations through its subsidiary, NLCP Operating Partnership LP, a Delaware limited partnership (the "Operating Partnership" or "OP"). The Company is the sole managing general partner of the Operating Partnership. The Company's common stock trades on the OTCQX® Best Market (the "OTCQX") operated by the OTC Markets Group, Inc., under the symbol "NLCP".

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). The consolidated financial statements include the accounts of the Company, the Operating Partnership, as well as any wholly owned subsidiaries of the Operating Partnership and variable interest entities ("VIEs") in which the Company is considered the primary beneficiary. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Variable Interest Entities

The Company consolidates a VIE in which it is considered the primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

NLCP Operating Partnership LP

The Operating Partnership is a VIE because the holders of limited partnership interests do not have substantive kick-out rights or participating rights. Furthermore, the Company is the primary beneficiary of the Operating Partnership because it has the obligation to absorb losses and the right to receive benefits from the Operating Partnership and the exclusive power to direct the activities of the Operating Partnership. As of December 31, 2025 and 2024, the assets and liabilities of the Company and the Operating Partnership are substantially the same, as the Company does not have any significant assets other than its investment in the Operating Partnership.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management will adjust such estimates when facts and circumstances dictate. Such estimates include, but are not limited to, useful lives for depreciation of property and corporate assets, the fair value of acquired real estate and in-place lease intangibles acquired and the valuation of stock-based compensation. Actual results could differ from those estimates.

Investment in Real Estate

Investments in real estate are recorded at historical cost, net of accumulated depreciation. Costs directly related to the properties' acquisition, development, or redevelopment of the properties are capitalized. Repairs and

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

maintenance are expensed as incurred, while major replacements and betterments that extend the useful life or enhance the functionality of the asset are capitalized and depreciated over their estimated useful lives.

The Company capitalizes costs associated with building and tenant improvement when it is considered the accounting owner of such improvements. These improvements generally consist of building additions or significant upgrades to existing facilities. Capitalized improvements are classified under "Buildings and Improvements" in the consolidated balance sheet and are considered construction in progress until placed in service. Such improvements are considered placed in service when they are ready and available for their intended use.

Upon acquisition of a property, the Company allocates the purchase price of the real estate to land, building and improvements, site improvements and if applicable, determined intangibles, such as the value of above and below market leases and origination costs associated with the in-place lease, when applicable. Tangible and intangible assets acquired and liabilities assumed are initially measured based upon their relative fair values. The Company estimates the fair value of land by reviewing comparable sales within the same submarket and/or region, the fair value of buildings on an as-if vacant basis and may engage third-party valuation specialists. Acquisition costs for asset acquisitions are capitalized as incurred. All of our real estate investments to date were recorded as asset acquisitions.

The Company depreciates the amount allocated to building and improvements on a straight-line basis over their estimated useful lives, which generally range from 20 to 35 years. Site improvements at our buildings, if any, are depreciated over the estimated useful lives, generally range from 8 to 15 years. Tenant improvements are depreciated on a straight-line basis over the shorter of the useful life or the remaining lease term, and in-place lease intangibles are amortized over the remaining lease term.

Impairment of Real Estate

The Company evaluates its real estate investments for impairment whenever events or changes in circumstances indicate that the carrying amount of a property may not be recoverable. This assessment is performed on a property-by-property basis. Indicators of impairment may include, but are not limited to:

- declines in rental income;
- physical damage;
- changes in expected hold period;
- tenant defaults;
- deterioration in market conditions;
- adverse changes in expected cash flows.

When impairment indicators are identified, the Company compares the carrying value of the property to the sum of the property's estimated future undiscounted operating cash flows plus estimated undiscounted disposition proceeds. If the carrying amount is not recoverable, an impairment loss is recognized. The impairment loss is measured as the excess of the carrying value over the property's estimated fair value. Key assumptions used in determining fair value include projected rental rates, expected holding periods, estimated capital expenditures, and market-based capitalization rates for comparable property sales. Impairment losses, if any, are recorded in "Impairment of Real Estate" within the consolidated statements of operations.

Real Estate Held For Sale

The Company classifies real estate held for sale when the following criteria are met: (i) management commits to a plan to sell the property, (ii) the property is available for immediate sale in its present condition, (iii) the property is actively being marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale of the property within one year is considered probable, and (v) significant changes to the plan to sell the property are not expected. Once a property is classified as held for sale, it is no longer depreciated and is required to be

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

reported at the lower of its carrying value or its fair value less cost to sell. A real estate asset that meets the held for sale criteria is classified as "Real Estate Held for Sale" in the consolidated balance sheets.

The Company recognizes gains or losses when real estate is sold in accordance with the provisions of Accounting Standards Codification ("ASC") ASC 610-20, Gains and Losses from the Derecognition of Nonfinancial Assets. The gain or loss recorded is measured as the difference between the sales price less cost to sell and the carrying amount of the real estate asset. The gain or loss from the sale of real estate is recognized in the consolidated statements of operations.

Revenue Recognition

The Company's triple-net leases are accounted for as operating leases under ASC 842 Leases ("ASC 842"). Operating leases that have fixed and determinable rent increases are recognized on a straight-line basis over the non-cancelable lease term, unless the collectability of minimum lease payments is not reasonably assured. Rent increases based upon changes in the consumer price index are recognized only after the changes in the indexes have occurred and are then applied according to the lease agreements. Contractually obligated expenses as defined by the lease agreement that are paid directly by the tenant are not reflected in our consolidated financial statements. Any rental payments received in advance of contractual due dates are recorded as "Rent Received in Advance" in the consolidated balance sheets.

For operating leases where the minimum lease payments are not reasonably predictable or collectability is not reasonably assured, rental income is recognized on a cash basis. The Company evaluates collectability quarterly on a tenant-by-tenant basis using several financial and qualitative factors, including, but not limited to, free cash flow, profitability, debt profile and federal tax liability. The Company also considers the impact of federal regulatory uncertainty and state regulatory challenges in the cannabis industry, including the fact that cannabis remains illegal under federal law. These environmental factors are a significant factor in the Company's assessment of collectability of lease payments given the pervasive impacts on our tenants' financial performance and ability to continue as a going concern. Based on its assessment, the Company has determined collectability of rent for each of its tenants to be uncertain and rental income was recorded on a cash basis. The Company will continue to assess quarterly the collectability of lease payments for each tenant as required by ASC 842.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash balances with quality regional financial institutions, which may exceed Federal Deposit Insurance Corporation ("FDIC") insured limits of $250,000 from time to time. The Company manages this credit risk by monitoring the creditworthiness of its banking partners and by utilizing deposit programs that provide expanded FDIC insurance through a network of participating institutions.

As of December 31, 2025, the Company maintained cash balances in excess of FDIC insured limits. The Company did not hold any cash equivalents as of December 31, 2025 and December 31, 2024.

Loan Receivable, net

Loans originated by the Company are initially recorded at their principal amount net of any premium or discount and are accounted for under ASC 326, Financial Instruments - Credit Losses ("CECL"). The CECL expected loss model requires the Company to record an allowance for the expected credit loss for the life of a loan receivable, which is recognized when the loan is either originated or acquired. The allowance for credit losses is deducted from, or added to the amortized cost basis of the loan receivable to present the net amount expected to be collected on the financial asset(s). At each reporting period, the Company updates its estimate and adjusts the allowance for credit losses accordingly. Changes in the allowance are recorded in the consolidated statement of operations in "Provision for Current Expected Credit Loss". Decreases in the allowance are recorded as a reversal of credit loss

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

expense. The Company generally uses a discounted cash flow model approach to determine the credit loss, if any, for its loans receivable subject to the CECL guidance.

Interest income on loans is recorded using the effective interest method based on the contractual payment terms of the loan. Any premium amortization or discount accretion will be reflected as a component of "Interest Income from Loans" in the consolidated statements of operations.

Investment in Equity Securities

The Company recorded its investment in warrants under ASC 321, Investments - Equity Securities ("ASC 321"). This guidance provides an alternative to the requirement to measure equity interests at fair value in accordance with ASC 820, Fair Value Measurement. The measurement alternative applies to certain equity interests without readily determinable fair values that are within the scope of ASC 321 and are otherwise required to be measured at fair value. Application of the measurement alternative is optional and is applied upon acquisition of an equity interest on an instrument-by-instrument basis. The Company elected to use the measurement alternative to value its investment in warrants. The warrant investment was initially recorded at cost, reviewed quarterly for impairment and was classified in "Other Assets" in the consolidated balance sheets. Any impairment losses are recognized in the statement of operations and classified in "Impairment Loss." In 2024, the Company recognized an impairment loss on the warrants for their full value. Refer to Note 10 - "Warrants" for additional details.

Deferred Financing Costs

Deferred financing costs represent commitment fees, legal, title and other third-party costs associated with obtaining commitments for financing, which result in a closing of such financing. These costs are amortized over the terms of the respective agreements. Costs incurred in seeking financing transactions, which do not close, are expensed in the period in which it is determined that the financing will not close. Deferred financing costs related to the Company's revolving credit facility are amortized on a straight-line basis and are classified in "Other Assets" in the consolidated balance sheets.

Offering and Organization Costs

Offering costs incurred by the Company in connection with common stock offerings and private placements are reflected as a reduction of additional paid-in-capital. Offering costs incurred by the Company in connection with its shelf registration will be deferred and recorded in "Other Assets" until such time the Company completes a common stock offering where all or a portion will be reclassified and reflected as a reduction of additional paid-in-capital. The deferred offering costs will be expensed upon the expiration of the shelf if the Company does not complete an equity offering. Organization costs are expensed as incurred.

Loan Payable, net

The Company records its loan payable net of discount in our consolidated balance sheets. The discount is amortized as a non-cash interest expense using the effective interest method or other method that is not materially different, over the life of the loan payable. Any premium amortization or discount accretion will be reflected as a component of "Interest Expense" in the consolidated statement of operations.

Lease Classification

Lease classification for leases under which the Company is the lessor are evaluated at lease commencement and leases not classified as sales-type leases or direct financing leases are classified as operating leases. Leases qualify as sales-type leases if the contract includes either transfer of ownership clauses, certain purchase options, a lease term representing a major part of the economic life of the asset, or the present value of the lease payments and residual guarantees provided by the lessee exceeds substantially all of the fair value of the asset. Additionally,

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

leasing an asset so specialized that it is not deemed to have any value to the Company at the end of the lease term may also result in classification as a sales-type lease. Leases qualify as direct financing leases when the present value of the lease payments and residual value guarantees provided by the lessee and unrelated third parties exceeds substantially all of the fair value of the asset and collection of the payments is probable.

Lease classification for those leases under which the Company is the lessee are evaluated at lease commencement as finance or operating leases. Leases qualify as finance leases if the lease transfers ownership of the asset at the end of the lease term, the lease grants an option to purchase the asset that we are reasonably certain to exercise, the lease term is for a major part of the remaining economic life of the asset, or the present value of the lease payments exceeds substantially all of the fair value of the asset. Leases that do not qualify as finance leases are deemed to be operating leases. At lease commencement, the Company records a lease liability which is measured as the present value of the lease payments and a right of use asset which is measured as the amount of the lease liability and any initial direct costs incurred. The Company applies a discount rate to determine the present value of the lease payments. If the rate implicit in the lease is not known, the Company uses a discount rate reflective of the Company's incremental borrowing rate. On the consolidated statements of operations, operating leases are expensed through rent expense while financing leases are expensed through amortization and interest expense.

Reimbursable Property Expenses

The Company's properties are leased to single tenants on a long-term, triple-net basis, which obligates the tenant to be responsible for the ongoing expenses of a property, in addition to its rent obligations. Under certain circumstances, the Company will pay for certain expenses on behalf of the tenant and the tenant is required to reimburse the Company. The presentation in the statements of operations for these expenses are gross where the Company records revenue and a corresponding reimbursable expense. Expenses paid directly by a tenant are not reimbursable and therefore are not reflected in the statements of operations. The expense and reimbursable amounts may differ due to timing. The revenues associated with the reimbursable expenses were classified in "Fees and Reimbursables" in the accompanying consolidated statements of operations.

Property Carrying Costs

Property carrying costs represent expenses incurred to maintain vacant or partially vacant properties. These costs generally include real estate taxes, utilities, insurance, property management fees, security, and other expenses necessary to keep the properties functional and marketable for leasing. These expenses are presented within "Property Carrying Costs" in the accompanying consolidated statements of operations.

Income Taxes

We have made an election to be taxed as a REIT, under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with 2019, our initial taxable year. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT's ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we will continue to be organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

The Company elected to treat a domestic subsidiary as a Taxable REIT Subsidiary ("TRS") and may elect to treat other subsidiaries as TRSs in the future. In general, a TRS is utilized to hold assets and engage in activities that the Company cannot hold or engage in directly. Generally, a TRS may engage in any real estate or non-real estate-related business.

A domestic TRS may declare dividends to the Company which will be included in the Company's taxable income/(loss) and may necessitate a distribution to stockholders. Conversely, if the Company retains earnings at the domestic TRS level, no distribution is required. A domestic TRS is subject to U.S. federal, state and local corporate income taxes.

Stock-Based Compensation

The Company recognizes stock-based compensation expense for its equity awards in accordance with ASC 718 - Compensation-Stock Compensation ("ASC 718").

Restricted Stock Units

Under ASC 718, stock based compensation expense for Restricted Stock Units ("RSUs") is based on the grant-date fair value of the equity awards and is recognized over the requisite service or performance period. If awards are forfeited prior to vesting, the Company will reverse any previously recognized expense related to such awards in the period during which the forfeiture occurs.

Each RSU that vests represents the right to receive one share of the Company's common stock. Vested RSUs also entitle the holder to receive accumulated dividends equal to the dividends paid on common stock during the service period. No dividends are paid on RSUs that do not vest or are forfeited.

Performance Stock Units

Performance Stock Units ("PSUs") are accounted for in accordance with ASC 718. PSU awards are measured at grant-date fair value and the related compensation expense is recognized over the requisite service period, regardless of whether the performance conditions are ultimately achieved. The actual number of PSUs that may vest ranges from 0% to 200% of the target award, depending on performance results.

The grant-date fair value of PSUs is determined using a Monte Carlo simulation model designed to estimate the Company's future stock price and the future stock prices of a designated peer group. The model incorporates two performance metrics: (i) the Relative Total Shareholder Return ("rTSR") of the Company compared to the peer group, and (ii) the Company's absolute Compound Annual Growth Rate ("CAGR"). The simulation uses a Geometric Brownian Motion ("GBM") framework, which incorporates key assumptions such as expected volatility, based on the historical volatility of the Company and its peer companies, as well as risk-free interest rates and other relevant inputs. The model estimates the ending stock prices used to determine the rTSR and CAGR outcomes, which are then applied to the vesting schedules outlined in the PSU agreements.

Compensation expense is adjusted for actual forfeitures as they occur. Awards forfeited prior to vesting result in the reversal of previously recognized expense in the period of forfeiture. If performance conditions are not met and units are cancelled at the end of the performance period, previously recognized compensation expense is not reversed.

Each PSU that ultimately vests represents the right to receive one share of the Company's common stock. Vested PSUs also entitle the holder to receive accumulated dividends equal to the dividends paid on common stock during the performance period. No dividends are paid on PSUs that do not vest.

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Earnings Per Share

The Company calculates earnings per share ("EPS") in accordance with ASC 260 – Earnings Per Share ("ASC 260"). Non-vested share-based payment awards that contain non-forfeitable rights to dividends are considered participating securities and are included in the calculation of basic EPS under the two-class method.

Under the two-class method, during periods of net income, the net income is first reduced for dividends declared on all classes of securities to determine undistributed earnings. During periods of net losses, the net loss is reduced for dividends declared on participating securities only if the securities have the right to participate in the earnings of the Company and contain an objectively determinable contractual obligation to share in net losses of the entity. The Company's participating securities are not allocated a share of the net loss, as these securities do not have a contractual obligation to share in the Company's net losses.

Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. Potential common shares are included in diluted EPS using the treasury stock method or the if-converted method, as applicable, and are included only when their effect is dilutive. In periods of net loss, all potential common shares are anti-dilutive and, therefore, diluted EPS equals basic EPS.

Noncontrolling Interests

Noncontrolling interests represent Limited Partnership Interest ("LPI Units") in the Operating Partnership not held by the Company. Noncontrolling interests in the Operating Partnership are shown in the consolidated statements of changes in equity.

Segments

The Company specializes in long-term, single-tenant, triple-net sale leaseback and build-to-suit projects within the regulated cannabis industry. The Company's properties are aggregated into one reportable segment due to their similarities: they are leased to state-licensed operators on a long-term triple-net basis, and consist of improvements that are reusable and share similar economic characteristics. The Chief Operating Decision Maker ("CODM") reviews financial information for our entire consolidated operations when making decisions related to assessing our operating performance. See Note 16 "Segment Information" for additional information.

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Recently Issued Accounting Pronouncements

Description	Effective Date	Effect on Financial Statements
In November 2024, the FASB issued ASU 2024-03, Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) – Disaggregation of Income Statement Expenses ("ASU 2024-03"). Within the notes to the financial statements, the amendment requires tabular disclosure of disaggregated information related to expense captions presented on the face of the income statement that include expense categories such as employee compensation, depreciation, and intangible asset amortization. The amendment does not change the timing or amount of expense recognized, rather it is intended to provide incremental information about the components of an entity's expenses.	For annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027.	While the adoption of ASU 2024-03 is not expected to have an impact on the Company's consolidated financial statements, it may result in additional disclosures within the footnotes to the Company's consolidated financial statements.

Note 3 - Real Estate

2025 Real Estate Portfolio

As of December 31, 2025, the Company owned 34 properties, including one property that is classified as held for sale, located in 12 states. The following table presents the Company's real estate portfolio held for investment as of December 31, 2025 (dollars in thousands):

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 3 - Real Estate (continued)

Tenant	Market	Site Type	Land	Building and Improvements	Total Real Estate	Accumulated Depreciation	Net Real Estate
Acreage	Massachusetts	Cultivation	$ 481	$ 9,310	$ 9,791	$ (1,710)	$ 8,081
Acreage	Pennsylvania	Cultivation	952	9,209	10,161	(1,634)	8,527
Bud'r [1]	Connecticut	Dispensary	395	534	929	(111)	818
C3 Industries	Missouri	Cultivation	948	28,069	29,017	(2,066)	26,951
Calypso Enterprises	Pennsylvania	Cultivation	1,486	30,527	32,013	(3,493)	28,520
The Cannabist Company	California	Dispensary	1,082	2,692	3,774	(413)	3,361
The Cannabist Company	Illinois	Dispensary	162	1,053	1,215	(155)	1,060
The Cannabist Company	Illinois	Cultivation	801	10,560	11,361	(1,579)	9,782
The Cannabist Company	Massachusetts	Dispensary	108	2,212	2,320	(359)	1,961
The Cannabist Company	Massachusetts	Cultivation	1,136	12,690	13,826	(2,561)	11,265
CODES	Arkansas	Dispensary	238	1,919	2,157	(308)	1,849
CODES	Missouri	Cultivation	204	20,897	21,101	(4,347)	16,754
Cresco Labs	Illinois	Cultivation	276	50,456	50,732	(8,625)	42,107
Cresco Labs	Ohio	Dispensary	146	354	500	(6)	494
Cresco Labs	Ohio	Dispensary	182	809	991	(4)	987
Curaleaf	Connecticut	Dispensary	184	2,746	2,930	(440)	2,490
Curaleaf	Florida	Cultivation	388	75,595	75,983	(10,778)	65,205
Curaleaf	Illinois	Dispensary	69	525	594	(87)	507
Curaleaf	Illinois	Dispensary	606	1,128	1,734	(190)	1,544
Curaleaf	Illinois	Dispensary	281	3,072	3,353	(490)	2,863
Curaleaf	North Dakota	Dispensary	779	1,395	2,174	(223)	1,951
Curaleaf	Ohio	Dispensary	574	2,788	3,362	(532)	2,830
Curaleaf	Pennsylvania	Dispensary	70	880	950	(20)	930
Curaleaf	Pennsylvania	Dispensary	877	1,041	1,918	(222)	1,696
Curaleaf	Pennsylvania	Dispensary	216	2,010	2,226	(322)	1,904
Mint	Arizona	Cultivation	3,574	18,236	21,810	(609)	21,201
PharmaCann	Massachusetts	Dispensary	411	1,701	2,112	(493)	1,619
PharmaCann	Ohio	Dispensary	281	1,269	1,550	(115)	1,435
PharmaCann	Pennsylvania	Dispensary	44	1,271	1,315	(187)	1,128
Trulieve	Pennsylvania	Cultivation	1,061	43,209	44,270	(7,563)	36,707
Vacant	Nevada	Cultivation	1,002	12,577	13,579	(1,328)	12,251
Vacant	Pennsylvania	Cultivation	2,963	12,315	15,278	(1,458)	13,820
Vacant	Massachusetts	Cultivation	926	41,934	42,860	(5,488)	37,372
Total Real Estate[2][3]			**$ 22,903**	**$ 404,983**	**$ 427,886**	**$ (57,916)**	**$ 369,970**

(1) This property was formerly operated by Acreage.

(2) This table does not include one property held for sale.

(3) At times, numbers in this table may differ due to rounding.

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 3 - Real Estate (continued)

2024 Real Estate Portfolio

As of December 31, 2024, the Company owned 32 properties located in 12 states. The following table presents the Company's real estate portfolio held for investment as of December 31, 2024 (dollars in thousands):

Tenant	Market	Site Type	Land	Building and Improvements[1]	Total Real Estate	Accumulated Depreciation	Net Real Estate
Acreage [2]	Connecticut	Dispensary	$ 395	$ 534	$ 929	$ (93)	$ 836
Acreage	Massachusetts	Cultivation	481	9,310	9,791	(1,436)	8,355
Acreage	Pennsylvania	Cultivation	952	9,209	10,161	(1,370)	8,791
Ayr Wellness, Inc.	Nevada	Cultivation	1,002	12,577	13,579	(953)	12,626
Ayr Wellness, Inc.	Pennsylvania	Cultivation	2,963	12,315	15,278	(1,024)	14,254
C3 Industries	Connecticut	Cultivation	321	4,653	4,974	(68) [3]	4,906
C3 Industries	Missouri	Cultivation	948	28,069	29,017	(1,180)	27,837
Calypso Enterprises	Pennsylvania	Cultivation	1,486	30,527	32,013	(2,433) [3]	29,580
The Cannabist Company	California	Dispensary	1,082	2,692	3,774	(327)	3,447
The Cannabist Company	Illinois	Dispensary	162	1,053	1,215	(123)	1,092
The Cannabist Company	Illinois	Cultivation	801	10,560	11,361	(1,250)	10,111
The Cannabist Company	Massachusetts	Dispensary	108	2,212	2,320	(289)	2,031
The Cannabist Company	Massachusetts	Cultivation	1,136	12,690	13,826	(2,022)	11,804
Cresco Labs	Illinois	Cultivation	276	50,456	50,732	(7,177)	43,555
Curaleaf	Connecticut	Dispensary	184	2,746	2,930	(348)	2,582
Curaleaf	Florida	Cultivation	388	75,595	75,983	(8,550)	67,433
Curaleaf	Illinois	Dispensary	69	525	594	(69)	525
Curaleaf	Illinois	Dispensary	65	959	1,024	(130)	894
Curaleaf	Illinois	Dispensary	606	1,128	1,734	(150)	1,584
Curaleaf	Illinois	Dispensary	281	3,072	3,353	(397)	2,956
Curaleaf	North Dakota	Dispensary	779	1,395	2,174	(179)	1,995
Curaleaf	Ohio	Dispensary	574	2,788	3,362	(420)	2,942
Curaleaf	Pennsylvania	Dispensary	877	1,041	1,918	(176)	1,742
Curaleaf	Pennsylvania	Dispensary	216	2,010	2,226	(260)	1,966
Greenlight	Arkansas	Dispensary	238	1,919	2,157	(248)	1,909
Mint	Arizona	Cultivation	3,574	18,236	21,810	(46)	21,764
Organic Remedies	Missouri	Cultivation	204	20,897	21,101	(3,264)	17,837
PharmaCann	Massachusetts	Dispensary	411	1,701	2,112	(390)	1,722
PharmaCann	Ohio	Dispensary	281	1,269	1,550	(79)	1,471
PharmaCann	Pennsylvania	Dispensary	44	1,271	1,315	(150)	1,165
Revolutionary Clinics	Massachusetts	Cultivation	926	41,934	42,860	(4,279)	38,581
Trulieve	Pennsylvania	Cultivation	1,061	43,209	44,270	(5,829)	38,441
Total Real Estate[4]			**$22,891**	**$ 408,552**	**$ 431,443**	**$ (44,709)**	**$ 386,734**

(1) Includes construction in progress in the amount of $2.0 million that had been funded as of December 31, 2024.

(2) During 2025, this property began being operated by Bud'r.

(3) A portion of this investment is currently under development or undergoing building or tenant improvements. Once the development or improvements are completed and placed-in-service, the Company will begin depreciating the applicable part of the property.

(4) At times, numbers in this table may differ due to rounding.

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 3 - Real Estate (continued)

Real Estate Acquisitions

2025 Acquisitions

During the year ended December 31, 2025, the Company acquired three dispensaries and committed to fund approximately $1.1 million in improvements (refer to the *2025 Improvement Allowances* table below for details). These properties were simultaneously leased to a related entity of an existing tenant.

The following table presents the real estate acquisitions for the year ended December 31, 2025 (in thousands):

Tenant	Market	Site Type	Closing Date	Real Estate Acquisition Costs
Cresco Labs	Ohio	Dispensary	February 19, 2025	$ 285
Cresco Labs	Ohio	Dispensary	April 25, 2025	500
Curaleaf [(1)]	Pennsylvania	Dispensary	June 12, 2025	950
Total				**$ 1,735**

(1) This dispensary was acquired through a like-kind exchange and was recorded at its fair value. For further details, refer to the "2025 Disposition" section below.

2024 Acquisitions

During the year ended December 31, 2024, the Company purchased a cultivation facility in Connecticut for approximately $4.0 million and committed to fund approximately $12.0 million in improvements (refer to the 2024 *Improvement Allowances* table below for details). The property was simultaneously leased to a related entity of an existing tenant.

The following table presents the real estate acquisitions for the year ended December 31, 2024 (in thousands):

Tenant	Market	Site Type	Closing Date	Real Estate Acquisition Costs
C3 Industries	Connecticut	Cultivation	May 7, 2024	$ 3,993
Total				**$ 3,993**

Disposal of Real Estate

2025 Disposition

On June 12, 2025 the Company completed a deed-for-deed like-kind exchange with Curaleaf, involving the transfer of its dispensary located in Mokena, IL for a dispensary located in Brookville, PA. The transaction was structured as a nonmonetary exchange with no cash consideration. Upon completion for the exchange, the Brookville property received by the Company was leased to an existing tenant under a new operating lease. The Brookville dispensary was recorded at its fair value of $950 thousand and the Company recognized a de minimis loss on the exchange. For additional details, refer to the acquisition summary in the table above.

2024 Dispositions

There were no sales of real estate property investments during the year ended December 31, 2024.

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 3 - Real Estate (continued)

Real Estate Held for Sale

On November 24, 2025, the Company entered into an agreement with a broker to market the Hartford, Connecticut property for sale which is leased to C3 Industries ("C3"). The property has a carrying amount of approximately $4.8 million and is available for immediate sale in its present condition. Management has committed to a plan to sell the asset and expects the sale to be completed within one year. Accordingly, the property meets the criteria for held-for-sale classification and is presented as "Real Estate Held for Sale" in the accompanying consolidated balance sheet.

In accordance with ASC 360, long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell. In connection with the planned sale, the Company is entitled to receive make-whole protection under the terms of the tenant's lease arrangement. If the ultimate sale proceeds are less than the Company's investment basis, the tenant is required to reimburse the Company for the shortfall. Any such reimbursement, if realized, will be recognized when the sale is completed and the amount becomes determinable. Based on this make-whole protection and management's current estimate of fair value less costs to sell, the Company is reporting the property at its carrying amount, and therefore no impairment loss has been recognized.

Real Estate Commitments

2025 Improvement Allowances

The following table presents the funded commitments and the remaining unfunded commitments for the year ended December 31, 2025 (in thousands):

Tenant	Market	Site Type	Closing Date	Funded Commitments	Unfunded Commitments
Cresco Labs	Ohio	Dispensary	February 19, 2025	$ 705	$ —
Cresco Labs	Ohio	Dispensary	April 25, 2025	—	375
Total				**$ 705**	**$ 375**

2024 Improvement Allowance

The following table presents the funded commitments and the remaining unfunded commitments for the year ended December 31, 2024 (in thousands):

Tenant	Market	Site Type	Closing Date	Funded Commitment	Unfunded Commitment
AYR Wellness, Inc.	Pennsylvania	Cultivation	June 30, 2022	$ 750	$ —
C3 Industries	Connecticut	Cultivation	May 7, 2024	981	11,043 [1]
C3 Industries [2]	Missouri	Cultivation	March 3, 2023	8,826	—
Mint	Arizona	Cultivation	June 24, 2021	4,588	—
Total				**$ 15,145**	**$ 11,043**

(1) Pursuant to the terms of the lease agreement, on September 1, 2025, the Company's obligation to fund the remaining improvement allowance had expired.

(2) The funded commitments related to the Missouri cultivation facility expansion project.

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 3 - Real Estate (continued)

Construction in Progress

During the year ended December 31, 2025, the Company placed in service approximately $2.0 million in assets that were previously classified as Construction in Progress ("CIP"). As of December 31, 2025 and 2024, funded commitments recorded in CIP were approximately $0 and $2.0 million, respectively, and are classified in "Buildings and Improvements" in the accompanying consolidated balance sheets.

In-place Lease Intangible Assets

The following table presents the future amortization of the Company's acquired in-place leases as of December 31, 2025 (in thousands):

Year	Amortization Expense	
2026	$	1,969
2027		1,969
2028		1,969
2029		1,969
2030		1,790
Thereafter		6,044
Total	**$**	**15,710**

Depreciation and Amortization

Depreciation expense on the Company's real estate assets was approximately $13.5 million and $12.7 million for the years ended December 31, 2025 and 2024, respectively.

Amortization of the Company's acquired in-place lease intangible assets were approximately $2.0 million for both the years ended December 31, 2025 and 2024. As of December 31, 2025, the in-place lease intangible assets have a weighted average remaining amortization period of 8.29 years.

Real Estate Impairment

During 2025, the Company evaluated three properties for impairment, and during 2024, the Company evaluated two properties, in each case as a result of tenant defaults. The impairment assessments were performed in accordance with ASC 360, Property, Plant and Equipment. For each property assessed, the Company estimated the undiscounted future cash flows expected to be generated over the respective holding periods and compared those amounts to the corresponding carrying values. In all cases, the estimated undiscounted cash flows exceeded the related carrying amounts. Accordingly, no impairment losses were recognized for the years ended December 31, 2025 and 2024.

Note 4 – Leases

As Lessor

The Company's properties are leased to single tenants on a long-term, triple-net basis, which obligates the tenant to be responsible for the ongoing expenses of a property, in addition to its rent obligations. Under certain circumstances the Company will pay for certain expenses on behalf of the tenant and the tenant is required to reimburse the Company. The presentation in the statement of operations for these expenses are gross where the Company records revenue and a corresponding reimbursable expense. Expenses paid directly by a tenant are not reimbursable and therefore not reflected in the statement of operations. The expense and reimbursable amounts

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 4 - Leases (continued)

may differ due to timing, since the revenue is recorded on a cash basis. The revenues associated with the reimbursable expenses were classified in "Fees and Reimbursables" in the accompanying consolidated statements of operations. For the year ended December 31, 2025 and 2024, the reimbursable revenues were $786.0 thousand and $470.7 thousand, respectively. Reimbursable expenses are classified as "Reimbursable Property Expenses" in the accompanying consolidated statements of operations.

The Company's tenants operate in the cannabis industry. All of the Company's leases generally contain annual increases in rent (typically between 2% and 3%) over the expiring rental rate at the time of expiration. Certain leases of the Company also contain an improvement allowance, which is generally available to be funded between 12 and 18 months. In some leases, the tenant becomes liable to pay rent as if all the improvement allowance has been funded, even if there are still unfunded commitments. Improvement allowance's also contains annual increases which generally increase at the same rate as base rent, per the lease agreement.

Certain of the Company's leases provide the lessee with one or two term extension options, which generally contain annual increases in rent as explained above. Certain of the Company's leases provide the lessee with a right of first refusal or right of first offer in the event the Company markets the leased property for sale. As of December 31, 2025, the Company had two leases that granted the lessee an option to purchase the leased property at its fair market value at the end of the initial lease term in December 2029, subject to the satisfaction of certain conditions. As of December 31, 2025, the Company's gross investment in these two properties was approximately $6.3 million.

Lease Income

The following table presents the future contractual minimum rent under the Company's operating leases as of December 31, 2025 (in thousands):

Year	Contractual Minimum Rent[1]
2026	$ 47,538
2027	48,777
2028	50,036
2029	51,328
2030	51,636
Thereafter	361,229
Total	**$ 610,544**

(1) Contractual minimum rent includes rent from one property classified as held for sale as of December 31, 2025.

Credit Risk and Geographic Concentration

The ability of any of the Company's tenants to honor the terms of its lease are dependent upon the economic, regulatory, competition, natural and social factors affecting the community in which that tenant operates. As of December 31, 2025 and 2024, the Company owned 34 and 32 properties, respectively, leased to 11 and 13 tenants, respectively, across 12 states including Arizona, Arkansas, California, Connecticut, Florida, Illinois, Massachusetts, Missouri, Nevada, North Dakota, Ohio, and Pennsylvania.

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 4 - Leases (continued)

Credit Risk Concentration

The following table presents the tenants in the Company's portfolio that represented the largest percentage of the Company's total rental income and fees, including applied escrows/security deposits, if any, and excluding reimbursable revenues, for each of the periods presented:

			For the Year Ended December 31,			
	2025			**2024**		
Tenant	**Number of Leases**	**Percentage of Rental Income**	**Tenant**	**Number of Leases**	**Percentage of Rental Income**	
Curaleaf	10	24%	Curaleaf	10	23%	
Cresco Labs	3	14%	Cresco Labs	1	14%	
Trulieve	1	11%	Trulieve	1	11%	
The Cannabist Company	5	9%	The Cannabist Company	5	9%	
C3 Industries	2	8%	Calypso Enterprises	1	7%	

Geographic Concentration

The following table presents the states in the Company's portfolio that represented the largest percentage of the Company's total rental income and fees, including applied escrows/security deposits, if any, and excluding reimbursable revenues, for each of the periods presented:

			For the Year Ended December 31,			
	2025			**2024**		
State	**Number of Properties**	**Percentage of Rental Income**	**State**	**Number of Properties**	**Percentage of Rental Income**	
Pennsylvania	8	26%	Pennsylvania	7	26%	
Florida	1	20%	Florida	1	19%	
Illinois	6	18%	Illinois	7	18%	
Missouri	2	11%	Massachusetts	5	12%	
Massachusetts	5	10%	Missouri	2	11%	

Condition of Our Tenants

Tenant Defaults

Pottsville, PA and Sparks, NV Cultivation Facilities

On July 30, 2025, AYR Wellness, Inc. ("AYR"), which operated at two of the Company's properties located in Pottsville, PA and Sparks, NV, announced that it had entered into a restructuring support agreement with its senior noteholders. Under the restructuring support agreement, certain AYR assets and operations will be acquired by the senior noteholders, while the remaining assets and operations, including those at the Company's leased properties, are to be sold or wound down.

The cultivation properties leased to AYR accounted for approximately 5.3% of the Company's rental income for the year ended December 31, 2025. AYR satisfied its rent obligations through July 2025; however, beginning in August 2025 through the end of the year, the Company did not receive rent for its Pottsville, PA and Sparks, NV cultivation properties, which AYR vacated during the third quarter of 2025. The Company applied AYR's security

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 4 - Leases (continued)

deposits totaling approximately $913.5 thousand toward unpaid rent during the third and fourth quarters of 2025 for the Pottsville and Sparks properties. As of December 31, 2025, the security deposits had been fully applied across both properties. The Company is actively working to re-lease the properties.

Fitchburg, MA Cultivation Facility

Revolutionary Clinics, Inc. ("Revolutionary Clinics") which leased the Company's Fitchburg, MA cultivation property, experienced operational challenges that impaired its ability to meet contractual rent obligations. Beginning in June 2024, Revolutionary Clinics remitted approximately 50% of rent due. On December 13, 2024, the tenant entered into receivership. In the first quarter of 2025, the Company entered into a stipulation agreement with the court-appointed receiver to receive 50% of contractual monthly rent on a weekly basis, along with weekly reimbursements for certain delinquent real estate taxes and utilities previously paid by the Company until the property was vacated and operations ceased. In July 2025, Revolutionary Clinics vacated the property, and rental payments ceased. The Company has engaged a broker and is actively marketing the property for lease.

Lease Modifications

C3 Industries

In October 2025, the Company amended its lease agreements with C3 Industries ("C3"). Under the amended Hartford, CT lease, the Company agreed to pursue a sale of the Hartford, CT property, and in connection with that agreement, C3 is required to reimburse the Company for any shortfall if the sale proceeds are less than the Company's investment basis. Conversely, if sale proceeds exceed the Company's basis, a portion of the excess will be paid to C3 as reimbursement for their investment in the property. C3 will continue to pay monthly base rent through the sale date. Upon completion of the sale, a portion of the rent previously allocated to the Hartford, CT property will be reallocated to the Missouri lease, to compensate the Company for a portion of the income no longer received from the Hartford, CT property. C3 will continue to pay incremental rent under the Missouri lease until the Company invests in new properties with C3 pursuant to its right of first refusal agreement. The Company evaluated the amendment under ASC 842 and determined it is accounted for as a lease modification.

As Lessee

Commencing on June 1, 2022, the Company entered into a four year lease agreement to rent its office space, subject to annual escalations, which includes the option to extend the lease for a single three year period. The annual rent payments range from approximately $72.0 thousand in year one to approximately $85.0 thousand in year four. This one office lease qualifies under the right-of-use ("ROU") model. Upon entering into the lease in June 2022, the Company recorded a ROU asset of $273 thousand which is classified in "Other Assets" and a lease liability, which is classified in "Other Liabilities" in the accompanying consolidated balance sheets. The weighted-average discount rate used to calculate the lease liability was 5.65%.

On November 20, 2025, the Company amended it's lease agreement to extend the term of the lease for one year until August 31, 2027 and recorded a ROU asset and Lease Liability remeasurement of approximately $85.3 thousand using a discount rate of 7.75%. The ROU balance as of December 31, 2025 and 2024, were approximately $117.9 thousand and $110.0 thousand, respectively. The ROU asset will be amortized over the remaining lease term of 1.67 years as of December 31, 2025. The amortization is made up of the principal amortization under the lease liability plus or minus the straight-line adjustment of the operating lease rent.

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 4 - Leases (continued)

The following table presents the future contractual rent obligations as lessee as of December 31, 2025 (in thousands):

Year	Contractual Base Rent
2026	$ 78
2027	52 [1]
Total Future Contractual Lease Payments	$ 130
Amount Discounted Using Incremental Borrowing Rate	(13)
Total Lease Liability	$ 117

(1) The lease is scheduled to expire in August 31, 2027. The lease allows for one renewal option of 3 years commencing immediately upon the expiration of the amended term.

Note 5 - Loan Receivable, net

Loan Receivable

The Company funded a $5.0 million unsecured loan to C3 Industries on June 10, 2022. The loan initially bore interest at a rate of 10.25% and is structured to increase annually in April by the product of 1.0225 times the interest rate in effect immediately prior to the anniversary date. The loan is interest only for the first four years and can be prepaid at any time without penalty. If full principal payment on the loan is not made on June 30, 2026, the loan will begin amortizing principal and interest over the next 5 years, with a final maturity of June 30, 2031. The loan is cross defaulted with C3's lease agreement with the Company. As of December 31, 2025 and December 31, 2024, the loan earned interest at a rate of 10.96% and 10.72%, respectively, and the aggregate principal amount outstanding on the unsecured loan receivable as of December 31, 2025 and 2024 was $5.0 million.

CECL Reserve

The Company recorded a provision for current expected credit loss on the $5.0 million unsecured loan (discussed above). Estimating the CECL allowance for credit loss requires significant judgment. The Company used a discounted cash flow analysis to determine the expected credit loss. The following table presents the CECL reserve for the years ended of December 31, 2025 and 2024:

Period	Expected Credit Loss
CECL reserve as of December 31, 2024	$ 116
Adjustment to expected credit loss	(45)
CECL reserve as of December 31, 2025	$ 71

Note 6 – Financings

Revolving Credit Facility

On May 6, 2022, the Company's Operating Partnership entered into a loan and security agreement (the "Loan and Security Agreement") with a commercial federally regulated bank, as a lender and as agent for lenders that become party thereto from time to time (the "Agent"). The Loan and Security Agreement matures on May 6, 2027. The Loan and Security Agreement provides, subject to the Accordion Feature described below, $30.0 million in aggregate commitments for secured revolving loans ("Revolving Credit Facility"), the availability of which is based on a borrowing base consisting of fee simple owned real properties that satisfy eligibility criteria specified in the Loan and Security Agreement and the lease income thereunder which are owned by certain subsidiaries of the Operating Partnership.

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 6 - Financing (continued)

On July 29, 2022, the Operating Partnership entered into an amendment to the Revolving Credit Facility, amending the Loan and Security Agreement, to increase the aggregate commitment under the Revolving Credit Facility from $30.0 million to $90.0 million and added two additional lenders. The Loan and Security Agreement also allows the Company, subject to certain conditions, to request additional revolving incremental loan commitments such that the Revolving Credit Facility may be increased to a total aggregate principal amount of up to $100.0 million. Borrowings under the Revolving Credit Facility may be voluntarily prepaid and re-borrowed, subject to certain fees.

The Revolving Credit Facility accrued interest at a fixed rate of 5.65% through May 5, 2025. Commencing May 6, 2025, the Revolving Credit Facility bears interest at a variable rate based upon the greater of (a) the Prime Rate quoted in the Wall Street Journal (Western Edition) ("Base Rate") plus an applicable margin of 1.0% or (b) 4.75%. As of December 31, 2025 and 2024, the interest rate was 7.75% and 5.65%, respectively.

As of December 31, 2025 and 2024, the Company had $7.6 million outstanding under its Revolving Credit Facility. As of December 31, 2025, there was $82.4 million in funds available to be drawn, subject to sufficient collateral in the borrowing base.

The facility is subject to certain financial covenants, which include liquidity and debt service coverage ratios. The facility also includes customary representations and warranties, affirmative and negative covenants and events of default. As of December 31, 2025, the Company was in compliance with the financial covenants under the agreement.

Note 7 - Related Party Transactions

Investor Rights Agreement

Pursuant to our Investor Rights Agreement (the "Investor Rights Agreement") HG Vora Capital Management, LLC ("HG Vora"), West Investment Holdings, LLC, West CRT Heavy, LLC, Gary and Mary West Charitable Trust, Gary and Mary West 2012 Gift Trust and WFI Co-Investments, acting unanimously, collectively referred to as the "West Stockholders" and NL Ventures, LLC ("Pangea") hold certain nomination rights with respect of members to our board of directors so long as they individually own in the aggregate certain percentages of the Company's issued and outstanding common stock for 60 days consecutively.

Note 8 - Noncontrolling Interests

Overview

Noncontrolling interests represent the Limited Partnership Interest ("LPI Units") in the Operating Partnership not held by the Company. Net income allocated to noncontrolling interest is based on LPI Unitholders' ownership percentage in the Operating Partnership. As of December 31, 2025 and 2024, noncontrolling interests represented approximately 357,442 and 372,640 LPI Units, respectively, or 1.7% and 1.8%, respectively, ownership interest in the Operating Partnership.

Allocation of Net Income

Net income allocated to the Operating Partnership non-controlling interest for the years ended December 31, 2025 and 2024, was $451 thousand and $468 thousand, respectively.

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Redemption and Conversion Activity

During the year ended December 31, 2025, 15,198 LPI Units were redeemed for cash by the Company for approximately $253 thousand and no LPI Units were converted to common stock. During the year ended December 31, 2024, no LPI Units were redeemed for cash and 942 LPI Units were converted to common stock.

Note 9 - Stock Based Compensation

The Company's board of directors adopted our 2021 Equity Incentive Plan (the "Plan"), to provide employees of the Company and its subsidiaries, certain consultants and advisors who perform services for the Company or its subsidiaries, and non-employee members of the board of directors of the Company with the opportunity to receive grants of incentive stock options, nonqualified stock options, stock appreciation rights, stock awards, stock units, other stock-based awards, and cash awards to enable the Company to motivate, attract and retain the services of directors, officers and employees considered essential to the long term success of the Company.

Under the Plan, the total number of shares of awards will be no more than 2,275,727 shares of common stock. If and to the extent shares of awards granted under the Plan, expire or are canceled, forfeited, exchanged or surrendered without having been exercised, or if any stock awards, stock units or other stock-based awards are forfeited, terminated or otherwise not paid in full, the shares subject to such grants shall again be available for issuance or transfer under the Plan. The Plan has a term of ten years until August 12, 2031.

Additionally, the Plan provides for the issuance of unrestricted common stock to directors who elect to receive their compensation in common stock rather than cash. During the years ended December 31, 2025 and 2024, 1,450 and 1,331 shares of common stock were issued related to director compensation, respectively. As of December 31, 2025 and 2024, there were 1,837,680 and 1,796,909 shares, respectively, available for issuance under the Plan, which assumes maximum performance is achieved with respect to PSUs.

Restricted Stock Units

RSUs are granted to certain directors, officers and employees of the Company. Per the terms of the agreements, certain director RSUs that vest cannot be converted until the director separates from the Company. During the year ended December 31, 2025, 13,146 vested director RSUs were converted to common stock in connection with the separation of one board member. Total aggregate outstanding RSUs as of December 31, 2025 and 2024 were 145,266 and 136,511, respectively.

Unvested Restricted Stock Units

The following table sets forth the Company's unvested RSU activity for the years ended December 31, 2025 and 2024:

	2025		2024	
	Number of Unvested Shares of RSUs	Weighted-Average Grant Date Fair Value Per Share	Number of Unvested Shares of RSUs	Weighted-Average Grant Date Fair Value Per Share
Balance at January 1,	68,258	$ 16.39	63,582	$ 13.92
Granted	55,233	$ 15.54	50,577	$ 17.47
Forfeited	(14,828)	$ 15.88	(740)	$ 15.19
Vested	(40,327) [1]	$ 17.21	(45,161) [2]	$ 14.13
Balance at December 31,	68,336	$ 15.34	68,258	$ 16.39

(1) Vested shares are reported gross and include 8,588 shares withheld to satisfy tax and other compensation related withholdings associated with the vested RSUs issued under the Plan.

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 9 - Stock Based Compensation (continued)

(2) Vested shares are reported gross and include 4,970 shares withheld to satisfy tax and other compensation related withholdings associated with the vested RSUs issued under the Plan.

Vested Restricted Stock Units

The following table sets forth the Company's vested RSU activity for the years ended December 31, 2025 and 2024:

	2025		2024	
	Number of Vested Shares of RSUs	**Weighted Average Grant Date Fair Value Per Share**	**Number of Vested Shares of RSUs**	**Weighted Average Grant Date Fair Value Per Share**
Balance at January 1,	68,253	$ 17.62	36,852	$ 22.05
Vested	40,327 [1]	$ 17.21	45,161 [1]	$ 14.13
Converted	(23,062)	$ 16.77	(8,790)	$ 18.05
Shares Withheld[2]	(8,588)	$ 14.76	(4,970)	$ 18.05
Balance at December 31,	76,930	$ 17.98	68,253	$ 17.62

(1) Represents the gross number of RSUs vested and includes shares withheld for tax and other compensation withholdings associated with the vested RSUs issued under the Plan.

(2) Represents shares withheld to satisfy tax and other compensation related withholdings associated with the vested RSUs issued under the Plan.

Each RSU represents the right to receive one share of common stock upon vesting. The vested RSUs are also entitled to receive an accumulated dividend payment equal to the dividends paid on each share of common stock during the vesting period. During the years ended December 31, 2025 and 2024, the Company paid approximately $102.8 thousand and $83.0 thousand, respectively of accumulated dividends that became earned upon vesting of RSUs. As of December 31, 2025 and 2024, unearned dividends on unvested RSUs, which are only payable upon vesting, totaled $150.5 thousand and $134.3 thousand, respectively.

Compensation Expense

The amortization of compensation costs associated with the RSU awards are included in "Compensation Expense" in the accompanying consolidated statements of operations and amounted to approximately $0.8 million, excluding forfeitures, for both the years ended December 31, 2025 and 2024. The remaining unrecognized compensation cost of approximately $0.6 million for RSU awards is expected to be recognized over a weighted average amortization period of 1.04 years as of December 31, 2025.

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 9 - Stock Based Compensation (continued)

Performance Stock Units

The following table presents the PSU activity for the years ended December 31, 2025 and 2024:

		2025		2024	
		Number of Unvested Shares of PSUs	**Weighted-Average Grant Date Fair Value Per Share**	**Number of Unvested Shares of PSUs**	**Weighted-Average Grant Date Fair Value Per Share**
Balance at January 1,		154,087	$ 16.98	103,000	$ 17.18
Granted		54,688	12.79	56,522	17.30
Issued	(1)	(42,548)	24.00	—	—
Cancelled	(2)	(7,482)	$ 11.23	(5,435)	24.00
Forfeited	(3)	(52,737)	13.73	—	—
Balance at December 31,	(4)	106,008	$ 14.03	154,087	$ 16.98

(1) Represents the gross number of PSUs issued and includes shares withheld to satisfy tax and other compensation related withholdings associated with the PSUs issued under the Plan.

(2) In accordance with the terms of the PSU agreements, represents PSUs that were not issued and therefore were cancelled and returned to the Plan.

(3) Represents the number of shares given up by members of the Plan who ceased to be employed by the Company through the entire performance period.

(4) The ending balance includes PSUs that vested at the end of each respective year and are schedule to be issued in January of the subsequent year.

As of December 31, 2025, the Company met certain performance hurdles, as defined by the applicable PSU agreements, for the three year performance period from January 1, 2023 through December 31, 2025. As a result, 29,016 PSUs vested and 7,482 PSUs were cancelled and returned to the Plan. Of the 29,016 PSUs that vested on December 31, 2025, 15,780 shares of common stock were subsequently issued in January 2026, after 13,236 shares were withheld to satisfy tax and other required withholdings. In addition, the Company recorded a dividend payable of approximately $144.8 thousand, representing dividend equivalents earned during the performance period. Unearned dividends on unvested PSUs were $198.9 thousand as of December 31, 2025.

As of December 31, 2024, the Company met certain performance hurdles, as defined by the applicable PSU agreements, for the three year performance period from January 1, 2022 through December 31, 2024. As a result, 42,548 PSUs vested and 5,435 PSUs were cancelled and returned the Plan. Of the 42,548 PSUs that vested on December 31, 2024, 13,537 shares of common stock were subsequently issued in January 2025, after 13,493 shares were withheld to satisfy tax and other required withholdings and 15,518 shares were redeemed in cash. In Addition, the Company recorded a dividend payable of approximately $214 thousand representing dividend equivalent rights earned during the performance period. Unearned dividends on unvested PSUs were $276.0 thousand as of December 31, 2024.

The following table outlines the grant date fair values and performance periods of the Company's outstanding PSU awards as of December 31, 2025:

Performance Period	Grant Date Fair Value	Minimum number of PSUs to be Issued	Maximum number of PSUs to be Issued
January 1, 2023-December 31, 2025	$11.23	—	29,016 (1)
January 1, 2024-December 31, 2026	$17.30	—	78,262
January 1, 2025-December 31, 2027	$12.79	—	75,722

(1) Subsequent to December 31, 2025, the Company met certain performance hurdles, as defined by the PSU agreements, for the end of the three year performance period ending December 31, 2025, resulting in a partial issuance of the awards. The number of PSUs presented reflects the actual awards scheduled to be issued in January 2026.

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 9 - Stock Based Compensation (continued)

Compensation Expense

The amortization of compensation costs associated with the PSU awards are included in "Compensation Expense" in the accompanying consolidated statements of operations and amounted to approximately $0.6 million and $0.9 million, excluding forfeitures, for the years ended December 31, 2025 and 2024, respectively. The remaining unrecognized compensation cost of approximately $0.6 million for PSU awards is expected to be recognized over a weighted average amortization period of 1.58 years as of December 31, 2025.

Stock Options

Prior to the completion of the Initial Public Offering ("IPO"), the Company issued 791,790 nonqualified stock options (the "Options") to purchase shares of the Company's common stock, subject to the terms and conditions of the applicable option grant agreements, with an exercise price per share of common stock equal to $24.00 and in such amounts as set forth in the option grant agreements. The Options vested on August 31, 2020. As of December 31, 2025 and 2024, the Options were fully exercisable and expire on July 15, 2027.

Note 10 - Warrants

Warrants Issued

On March 17, 2021, the Company entered into a warrant agreement which granted the holder the right to purchase 602,392 shares of common stock of the Company at a purchase price of $24.00 per share. Warrants were immediately exercisable and expire on July 15, 2027. As of December 31, 2025 and 2024, the warrants were fully exercisable.

Investment in Warrants

On October 27, 2023, the Company entered into a lease amendment and forbearance agreement for its existing lease agreement with Revolutionary Clinics on its cultivation facility in Massachusetts. Under the forbearance agreement, the Company provided forbearance of delinquent rent and received warrants. The warrants are accounted for under ASC 321. The Company elected to use the measurement alternative to value its investment in warrants, as the fair value was not readily determinable. The warrants were initially recorded at cost, reviewed quarterly for impairment, and classified as 'Other Assets' in the consolidated balance sheet during the year ended December 31, 2023. The cost of $522 thousand was determined based on the implied recapitalized equity value of Revolutionary Clinics.

In the fourth quarter of 2024, the Company conducted a qualitative assessment considering impairment indicators to evaluate whether the investment in the warrants was impaired. The assessment determined that the investment was impaired based on Revolutionary Clinics being placed in receivership, which raised significant concerns about its ability to continue as a going concern. The Company determined there was no value in the warrants, as there were insufficient assets to cover their liabilities, and recorded an impairment loss of $522 thousand in the consolidated statement of operations.

Note 11 - Stockholder's Equity

Preferred Stock

As of December 31, 2025 and 2024, the Company had 100,000,000 shares of preferred stock authorized and 0 shares of Series A preferred stock outstanding.

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 11 - Stockholder's Equity (continued)

Common Stock

As of December 31, 2025 and 2024, the Company had 400,000,000 shares of common stock authorized and 20,552,632 and 20,514,583 shares, respectively, of common stock issued and outstanding. Common stock is issued at a par value of $0.01 per share.

Stock Repurchase Program

The Company maintains a stock repurchase program authorized by its board of directors, permitting the repurchase of up to $10.0 million of the Company's outstanding common stock. On November 19, 2024, the board of directors extended the duration of the existing authorization through December 31, 2026. Repurchases may be made in the open market, through privately negotiated transactions, or pursuant to a trading plan adopted in accordance with Rule 10b-18 of the Securities Exchange Act of 1934. The program does not obligate the Company to repurchase any specific amount of common stock and may be suspended or discontinued at any time. The timing, price, and amount of any repurchases will depend on market conditions, the Company's liquidity, applicable legal requirements, and other factors

The Company did not acquire any shares of common stock pursuant to the stock repurchase plan during the years December 31, 2025 and 2024. The remaining availability under the stock repurchase program as of December 31, 2025 was approximately $8.2 million.

At the Market Equity Program

On June 10, 2024, the Company entered into an Equity Distribution Agreement (the "EDA"), relating to shares of its common stock, $0.01 par value per share, pursuant to an "At The Market" ("ATM") offering program. On November 19, 2024, the Company entered into another Equity Distribution Agreement (collectively the "EDAs") related to its ATM program to add an additional sales agent. In accordance with the terms of the EDAs, the Company may offer and sell shares of its common stock having an aggregate offering amount of up to $50.0 million from time to time through a sales agent.

Sales of the shares of the Company's common stock, if any, may be made in negotiated transactions or by means of ordinary brokers' transactions on the OTCQX at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices or through a market maker other than on an exchange, directly on or through any other existing trading market or by any other method permitted by law, including but not limited to in privately negotiated transactions and in block trades.

Total compensation payable to the sales agent for its services acting as an agent, principal and/or advisor, as applicable, will not exceed 2.0% of the gross sales price per share for any shares of common stock sold from time to time under the EDAs. Under the terms of the EDAs, the Company may also sell its common stock to the sales agent as principal for its own account at a price agreed upon at the time of sale.

As of December 31, 2025 and 2024, no shares of common stock had been issued under the ATM program.

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 11 - Stockholder's Equity (continued)

Dividends

The following tables describe the cash dividends declared on the Company's common stock and vested RSUs and in the Company's capacity as general partner of the operating partnership, authorized distributions on our LPI Units declared by the Company during the years ended December 31, 2025 and 2024:

Declaration Date	Record Date	Period Covered	Distributions Paid Date	Amount per Share/Unit
March 4, 2025	March 31, 2025	January 1, 2025 to March 31, 2025	April 15, 2025	$ 0.43
June 16, 2025	June 30, 2025	April 1, 2025 to June 30, 2025	July 15, 2025	0.43
September 12, 2025	September 30, 2025	July 1, 2025 to September 30, 2025	October 15, 2025	0.43
December 15, 2025	December 31, 2025	October 1, 2025 to December 31, 2025	January 15, 2026	0.43
Total				$ 1.72

Declaration Date	Record Date	Period Covered	Distributions Paid Date	Amount per Share/Unit
March 8, 2024	March 29, 2024	January 1, 2024 to March 31, 2024	April 15, 2024	$ 0.41
June 12, 2024	June 28, 2024	April 1, 2024 to June 30, 2024	July 15, 2024	0.43
September 12, 2024	September 30, 2024	July 1, 2024 to September 30, 2024	October 15, 2024	0.43
December 12, 2024	December 31, 2024	October 1, 2024 to December 31, 2024	January 15, 2025	0.43
Total				$ 1.70

Note 12 - Earnings Per Share

The following table presents the computation of basic and diluted earnings per share (in thousands, except share data):

	For the Year Ended December 31,	
	2025	2024
Numerator:		
Net Income Attributable to Common Stockholders	$ 26,318	$ 26,115
Add: Net Income Attributable to Noncontrolling Interest	451	468
Net Income	26,769	26,583
Denominator:		
Weighted Average Shares of Common Stock Outstanding - Basic	20,617,807	20,564,179
Dilutive Effect of LPI Units	358,983	373,314
Dilutive Effect of Performance Stock Units	3,902	817
Dilutive Effect of Unvested Restricted Stock Units	10,848	25,222
Weighted Average Shares of Common Stock - Diluted	20,991,540	20,963,532
Earnings Per Share - Basic		
Net Income Attributable to Common Stockholders	$ 1.28	$ 1.27
Earnings Per Share - Diluted		
Net Income Attributable to Common Stockholders	$ 1.28	$ 1.27

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Note 12 - Earnings Per Share (continued)

During the year ended December 31, 2025, the Company included the effect of LPI Units, PSUs (on the grant where the performance hurdles had been met as of performance period ending December 31, 2025), and unvested RSUs in the calculation of weighted average shares of common stock outstanding – diluted. However, the effect of 791,790 and 602,392 outstanding stock options and warrants, respectively, were excluded from the calculation as their inclusion would have been anti-dilutive. The effect of 76,992 outstanding PSUs were not included in the calculation of diluted earnings per share because it was uncertain whether the market conditions for the PSUs would have been met as of December 31, 2025.

During the year ended December 31, 2024, the Company included the effect of LPI Units, PSUs (on the grant where the performance hurdles had been met as of performance period ending December 31, 2024) and unvested RSUs in the calculation of weighted average shares of common stock outstanding – diluted. However, the effect of 791,790 and 602,392 outstanding stock options and warrants, respectively, were excluded from the calculation as their inclusion would have been anti-dilutive. The effect of 111,539 outstanding PSUs were not included in the calculation of diluted earnings per share because it was uncertain whether the market conditions for the PSUs would have been met as of December 31, 2024.

Note 13 - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Accounting guidance also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standards describe three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs that are supported by little or no market activities, therefore requiring an entity to develop its own assumptions.

The following table presents the carrying value and estimated fair value of financial instruments as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025		December 31, 2024	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Loan Receivable[1]	$ 4,929	$ 5,031	$ 4,884	$ 4,931
Revolving Credit Facility[2]	$ 7,600	$ 7,565	$ 7,600	$ 7,472

(1) The fair value measurement of the $5.0 million Loan Receivable is based on unobservable inputs, and as such, is classified as Level 3. The carrying value as of December 31, 2025 and 2024, reflects the provision for current expected credit loss of $71 thousand and $116 thousand, respectively.

(2) The fair value measurement of the Company's Revolving Credit Facility and Loan Payable is based on observable inputs, and as such, are classified as Level 2.

As of December 31, 2024, the Company's investment in warrants was valued based on the initial investment, less impairment. The Company determined that the investment was impaired as of December 31, 2024, and recorded an impairment loss (see "Note 10 - Warrants" for further details). Since these securities are not actively traded, the Company applies a valuation adjustment when relevant indicators become available. Therefore, these securities were classified as Level 3 of the fair value hierarchy.

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

Note 13 - Fair Value Measurements (continued)

As of December 31, 2025 and 2024, the carrying amounts of financial instruments such as cash and cash equivalents, other assets, accounts payable and accrued expenses, and other liabilities approximate their fair values due to the generally short-term nature and the market rates of interest of these instruments. As such, these financial instruments are classified as Level 1.

Note 14 - Income Taxes

As a REIT, the Company is not subject to federal income tax to the extent that it makes qualifying distributions to its stockholders, and provided it satisfies on a continuing basis, through actual investment and operating results, the REIT requirements including certain asset, income, distribution, and stock ownership tests. The state and local tax jurisdictions for which the Company is subject to tax-filing obligations recognize the Company's status as a REIT, and therefore, the Company generally does not pay income tax in such jurisdictions. The Company may, however, be subject to certain minimum state and local tax filing fees as well as certain excise, franchise, or business taxes.

Taxable REIT Subsidiaries

The Company may conduct some of its operations through a domestic subsidiary that jointly elects to be a Taxable REIT Subsidiary ("TRS") of the Company. The TRS is subject to U.S. federal, state and local corporate income taxes at the current federal statutory rate of 21%. The Company's effective tax rate differs from its combined U.S. federal, state and local corporate statutory tax rate primarily due to income earned at the REIT, which is not subject to tax, due to the deduction for qualifying distributions made by the Company. For the years ended December 31, 2025 and 2024, the TRS had very limited activity and did not generate taxable income.

Note 15 - Commitments and Contingencies

As of December 31, 2025, the Company had aggregate unfunded commitments to invest approximately $0.4 million to develop and improve of our existing dispensary in Ohio. Refer to Note 3 - "Real Estate" for further details on the Company's commitments.

As of December 31, 2025, the Company is the lessee under one office lease. Refer to Note 4 - "Leases" for further information.

The Company owns a portfolio of properties that it leases to entities which cultivate, harvest, process and distribute cannabis. Cannabis is an illegal substance under the Controlled Substances Act. Although the operations of the Company's tenants are legalized in the states and local jurisdictions in which they operate, the Company and its tenants are subject to certain risks and uncertainties associated with conducting operations subject to conflicting federal, state and local laws in an industry with a complex regulatory environment which is continuously evolving. These risks and uncertainties include the risk that the strict enforcement of federal laws regarding cannabis would likely result in the Company's inability, and the inability of its tenants, to execute their respective business plans.

The Company may from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. Though the results of any such proceedings, claims, inquiries, and investigations may not be predicted with certainty, the Company does not believe that the final outcome of any such matters is reasonably likely to have a material adverse effect on our business, financial condition, or results of operations.

Note 16 - Segment Information

The Company specializes in long-term, single-tenant, triple-net sale leaseback and build-to-suit projects located in the United States within the regulated cannabis industry. The Company's properties are aggregated into one reportable segment due to their similarities: they are leased to state-licensed operators on a long-term triple-net

NEWLAKE CAPITAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Note 16 - Segment Information (continued)

basis, and consist of improvements that are reusable and share similar economic characteristics. The CODM is the Company's President and Chief Executive Officer. The CODM regularly reviews consolidated financial information and performance used to make decisions about the Company as a whole and without distinguishing or grouping of operations based on asset type, revenue, geographic location, tenant or other factors. Accordingly, for disclosure purposes, the Company has a single reportable segment, which is reported on the Company's consolidated financial statements, and includes all significant segment expense and assets.

The CODM evaluates performance and allocates resources based on revenue, income from operations and net income as reported in the consolidated statements of operations. The Company's revenues are primarily derived from the long-term, triple-net leases that the Company executes with tenants. These revenues are derived from operating leases which are classified in "Rental Income" and "Fees and Reimbursables" on our consolidated statements of operations. Since these leases are triple-net, property-level expenses are generally either the responsibility of the tenant or reimbursed to the Company. As such, the CODM does not regularly assess property-specific revenue or expense metrics in the evaluation of performance.

Total expenditures for long-lived assets are reported on the consolidated statements of cash flows. The CODM does not regularly review measures of assets to evaluate performance. The CODM reviews consolidated net income to evaluate income generated from assets (return on assets) in deciding whether to reinvest profits to grow the property portfolio or deploy income into other aspects of the Company, such as to repay debt, buy back common stock under the share repurchase program or pay dividends.

Note 17 - Subsequent Events

The Company has completed an evaluation of all subsequent events through the filing of this Annual Report on Form 10-K to ensure that these consolidated financial statements include appropriate disclosure of events both recognized in the consolidated financial statements and events which occurred but were not recognized in the consolidated financial statements. The Company has concluded that no material subsequent events have occurred that requires disclosure.

Corporate Information

Management Team

Anthony Coniglio
President, Chief Executive Officer, and Director

Lisa Meyer
Chief Financial Officer, Treasurer and
Secretary

Niki Krear
Vice President of Acquisitions

Board of Directors

Gordon DuGan
Chairman of the Board, Independent Director

Alan Carr
Independent Director

Anthony Coniglio
President, Chief Executive Officer, and Director

Joyce Johnson
Independent Director

Peter Martay
Independent Director

Dina Rollman
Independent Director

David Weinstein
Independent Director

Stockholder Information

Corporate Office
NewLake Capital Partners, Inc.
50 Locust Avenue
New Canaan, CT 06840
info@newlake.com

Common Stock Listing
OCTQX
Ticker: NLCP

Transfer Agent
Equiniti Trust Company
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
Domestic: 1-800-468-9716
International: 651-450-4064
shareowneronline.com

Investor Relations Contact
KCSA Strategic Communications
Valter Pinto, Managing Director
NewLake@kcsa.com



Corporate Office
NewLake Capital Partners, Inc.
50 Locust Avenue
New Canaan, CT 06840
info@newlake.com

NEWLAKE.COM